  As filed with the Securities and Exchange Commission on June 17, 1999
                                           Registration Statement No. 333-72321

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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                 PRE-EFFECTIVE

                             AMENDMENT NO. 3
                                      TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                                   UNDER THE
                            SECURITIES ACT OF 1933

                               ----------------

                             BGF INDUSTRIES, INC.
            (Exact name of Registrant as specified in its charter)

        Delaware                     2221                    56-1600845
  (State of Formation)         (Primary Standard          (I.R.S. Employer
                                  Industrial             Identification No.)
                              Classification Code
                                    Number)

                            3802 Robert Porcher Way
                       Greensboro, North Carolina 27410
                                (336) 545-0011
(Name, address, including zip code, and telephone number, including area code, of Registrant's Principal Executive Offices)


                                                   With a copy to:
     Richard L. Cromer, President                B. Lynn Walsh, Esq.
         BGF Industries, Inc.                     Alston & Bird LLP
        3802 Robert Porcher Way                  One Atlantic Center
   Greensboro, North Carolina 27410          1201 West Peachtree Street
            (336) 545-0011                   Atlanta, Georgia 30309-3424
                                                   (404) 881-7185
(Name, address, including zip code, and telephone number, including area code, of Registrant's agent for service)

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.
   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                        CALCULATION OF REGISTRATION FEE

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
                                                      Proposed           Proposed
                                                      Maximum            Maximum
       Title of Each Class of       Amount to be Offering Price per Aggregate Offering      Amount of
    Securities to be Registered      Registered       Note(1)             Price        Registration Fee(2)
----------------------------------------------------------------------------------------------------------
 10 1/4% Series B Senior
  Subordinated Notes due 2009.....  $100,000,000        100%           $100,000,000          $27,800

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(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f), based upon the book value of such securities.
(2)  Filing fee previously paid.

                               ----------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the SEC + +is effective. This prospectus is not an offer to sell these securities and we + +are not soliciting an offer to buy these securities in any state where the +
+offer or sale is not permitted.                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED JUNE 17, 1999

PROSPECTUS

                              BGF INDUSTRIES, INC.

                       Exchange Offer for $100,000,000 of
                   10 1/4% Senior Subordinated Notes due 2009

The Exchange Notes:

 . The terms of the exchange notes we issue will be substantially identical to the outstanding notes that we issued on January 21, 1999, except for the elimination of transfer restrictions, registration rights and liquidated damages provisions relating to the old notes.

The Exchange Offer:

 . The exchange offer will expire at 5:00 p.m., New York City time, on       ,
  1999, unless extended.

 . Upon our completion of the exchange offer, all old notes that are validly tendered and not withdrawn will be exchanged for an equal principal amount of exchange notes that are registered under the Securities Act.

 . Tenders of old notes may be withdrawn at any time prior to the expiration of the exchange offer.

 . The exchange of notes will not be a taxable exchange for U.S. federal income tax purposes.

 . There is no existing trading market for the exchange notes and we do not intend to list the exchange notes on any national securities exchange or Nasdaq.

 . We will not receive any cash proceeds from the exchange offer.

Notice to Investors:

 . You should consider carefully the risk factors beginning on page 12 of this prospectus before tendering your old notes in the exchange offer.

 . Neither the SEC nor any state securities commission has approved or disapproved of the exchange notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                  The date of this prospectus is       , 1999.

   We have not authorized any person to make a statement that differs from what is in this prospectus. If any person makes a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, the exchange notes in any state where such offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

                               TABLE OF CONTENTS

Prospectus Summary.........................................................   1
Risk Factors...............................................................  12
  The old notes outstanding after the exchange offer will not have registration rights and we expect the market for the old notes to be illiquid................................................................  12
  As a result of our significant debt, we may not be able to meet our obligations or obtain additional financing for capital expenditures or other beneficial activities on favorable terms..........................  12
  Your exchange notes will be subordinate to our senior debt and if we must repay our senior debt in the event of a default, we may not have enough assets left to pay you or the other noteholders.........................  13
  Our indebtedness limits our ability to incur additional debt, pay dividends and make distributions, transfer or sell assets, or merge or consolidate.............................................................  13
  Our senior credit facility may prevent us from satisfying our obligations under the notes.........................................................  14
  Market downturns, such as those potentially facing the aerospace industry, could reduce demand for our products..........................  14
  We compete in highly competitive markets and recent competition from Asia has reduced demand for our heavyweight glass fiber fabrics, which could result in lower sales...................................................  14
  Our operating performance is dependent upon a limited number of customers. A decrease in business from major customers could reduce cash available to repay the notes or other senior debt.......................  15
  We may experience a decline in the supply of the raw materials, which means we could have to pay higher prices for raw materials or we could be delayed in making our products.......................................  15
  The Year 2000 problem may adversely affect our business operations and we may incur significant costs to make our systems Year 2000 compliant.....  16
  We may be responsible for environmental and safety and health costs that could adversely affect our business, financial condition and results of operations and result in less cash available to repay the notes or other senior debt.............................................................  16
  We may have conflicts of interest with our controlling equity holders that could result in changes in our business that could adversely affect our financial condition and results of operations................  17
  We may not have sufficient funds to repay the exchange notes upon a change of control.......................................................  17
  If we are not able to keep up with technological advances in the markets we serve or if our competitors introduce cost-effective alternatives to our products, we could experience declining sales or a loss of customers...............................................................  17
  The issuance of the old notes and any note guarantee may be subject to fraudulent conveyance laws..............................................  17
  Since an active trading market may not develop for the exchange notes, your ability to sell the exchange notes or the price at which you would be able to sell the exchange notes could be adversely affected..........  18
Where You Can Find More Information........................................  18
Cautionary Statement Regarding Forward Looking Statements..................  19
Market and Industry Data...................................................  19
Use of Proceeds............................................................  20
Capitalization.............................................................  21
Selected Financial and Operating Information...............................  22
Management's Discussion and Analysis of Financial Condition and Results of
 Operations................................................................  26
Business...................................................................  38
The Affiliated Transaction.................................................  48
Management.................................................................  50
Relationships and Related Party Transactions...............................  55
Stock Ownership............................................................  58
Description of Other Indebtedness Senior to the Exchange Notes.............  60
Description of Exchange Notes..............................................  64
United States Federal Tax Considerations...................................  87
The Exchange Offer.........................................................  90
Plan of Distribution.......................................................  99
Legal Matters.............................................................. 100
Experts.................................................................... 100
Index to Financial Statements.............................................. F-1

                               PROSPECTUS SUMMARY

   This summary highlights some information from this prospectus. It may not contain all the information that is important to you. For a more complete understanding of the exchange offer, we encourage you to read the entire prospectus carefully, including the risk factors and financial statements.

                               The Exchange Offer

   In this prospectus (1) "old notes" refer to the 10 1/4% Senior Subordinated Notes due 2009 that we issued on January 21, 1999, (2) "exchange notes" refer to the 10 1/4% Series B Senior Subordinated Notes due 2009 that we previously registered under the Securities Act of 1933 and that we are offering in exchange for the old notes, and (3) "notes" refer to the old notes and the exchange notes collectively.

The Exchange Offer..........  We are offering to exchange $1,000 principal amount of our exchange notes for each $1,000 principal amount of old notes. As of the date of this prospectus, $100,000,000 in aggregate principal amount of old notes are outstanding.

                              We have registered the exchange notes under the Securities Act and they are substantially identical to the old notes, except for transfer restrictions, registration rights and liquidated damages provisions relating to the old notes.

Resale of the Exchange        Under existing SEC interpretations set forth in
 Notes......................  no-action letters, we believe that the exchange notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, but only if:

                              . you are acquiring the exchange notes in the
                                ordinary course of business;

                              . you are not participating, do not intend to
                                participate, and have no arrangement or
                                understanding with any person to participate, in the distribution of the exchange notes issued to you in the exchange offer; and

                              . you are not an affiliate of ours.

                              If our belief is inaccurate and you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes, you may incur liability under the Securities Act. We do not assume or indemnify you against this liability.

                              Each participating broker-dealer that is issued exchange notes for its own account in exchange for old notes which were acquired as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act if it resells any exchange notes. The accompanying letter of transmittal states that by so acknowledging and by delivering a prospectus, a participating broker-dealer will not be deemed to admit that it is an

                              "underwriter" within the meaning of the
                              Securities Act. A participating broker-dealer may use this prospectus for an offer to resell, resale or other retransfer of the exchange notes. We will make this prospectus and any amendment or supplement to this prospectus available for a period of 180 days after the date of this prospectus to any participating broker-dealer reselling any exchange notes. We believe that no registered holder of the old notes is an "affiliate" of ours, as defined in Rule 405 of the Securities Act.

                              All other broker-dealers may not rely on existing SEC interpretations set forth in no-action letters and, absent an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in order to resell the old notes or the exchange notes. These requirements include being named as a selling security holder in a registration statement related to resales. These broker-dealers may not use the exchange offer prospectus for any resales.

                              The exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of old notes in any jurisdiction in which this exchange offer or the acceptance of this exchange offer would not be in compliance with the securities or blue sky laws of that jurisdiction.


Accrued Interest on the
 Exchange Notes and the Old
 Notes......................  Interest on the exchange notes will accrue from the last interest payment date on which interest was paid on the old notes, or, if no interest was paid on the old notes, from January 21, 1999, the date of issuance of the old notes. Holders whose old notes are accepted for exchange will have waived the right to receive any interest accrued on the old notes.

No Minimum Condition........  We are not conditioning the exchange offer on the tender of any minimum aggregate principal amount of old notes.

Expiration Date.............  The exchange offer will expire at 5:00 p.m., New
                              York City time, on       , 1999, unless we decide
                              to extend the exchange offer.

                              We can keep the exchange offer open for up to 30 business days after the effective date of our exchange offer registration statement without incurring liquidated damages under our registration rights agreement. If we begin the exchange offer immediately after the registration statement is effective, we will then be able to extend the exchange offer for an additional 10
                              business days after      , 1999 without incurring
                              liquidated damages.

Withdrawal Rights...........  You may withdraw your tender at any time prior to
                              5:00 p.m., New York City time, on the expiration date.

Conditions to the Exchange    We are not required to accept for exchange any
 Offer......................  old notes, and we may terminate or amend the exchange offer if:

                              . we are faced with any legal action or
                                proceeding that might materially impair our ability to proceed with the exchange offer or if any material adverse development occurs in an existing action or proceeding we are involved in;

                              . the exchange offer violates applicable law or
                                any applicable SEC interpretations; or

                              . we do not obtain any governmental or quasi-
                                governmental approvals that we deem necessary to consummate the exchange offer.

                              We may waive these conditions, but we currently anticipate that each of the conditions will be satisfied. We reserve the right to terminate or amend the exchange offer at any time before the expiration date if any of these conditions occur.

Procedures for Tendering      If you are a holder of old notes who wishes to
 Old Notes..................  accept the exchange offer, you must:

                              . complete, sign and date the accompanying letter
                                of transmittal, or a facsimile of the letter of transmittal, and mail or otherwise deliver the letter of transmittal, together with your old notes to the exchange agent at the address set forth under "The Exchange Offer--Exchange Agent;" or

                              . arrange for the Depository Trust Company to
                                transmit all required information, including an agent's message forming part of a book-entry transfer in which you agree to be bound by the terms of the letter of transmittal, to the exchange agent in connection with a book-entry transfer.

                              By tendering your old notes, in either manner, you will be representing that:

                              . you are acquiring the exchange notes in the
                                ordinary course of business;

                              . you are not participating, do not intend to
                                participate, and have no arrangement or
                                understanding with any person to participate, in the distribution of the exchange notes issued to you in the exchange offer; and

                              . you are not an affiliate of ours.


Special Procedures for
 Beneficial Owners..........  If you beneficially own old notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes in the exchange offer, you should contact the registered holder promptly and instruct it to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either arrange to have your old notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Guaranteed Delivery           If you wish to tender your old notes and time
 Procedures.................  will not permit your required documents to reach the exchange agent by the expiration date, or the procedures for book-entry transfer cannot be completed on time, you may tender your old notes according to the guaranteed delivery procedures described in "The Exchange Offer--Guaranteed
                              Delivery Procedures."

Use of Proceeds.............  We will not receive any proceeds from the exchange of notes in the exchange offer. We will pay all our expenses incurred in the exchange offer.

Federal Income Tax            The exchange of notes in the exchange offer will
 Consequences...............  not result in any gain or loss to you for U.S.
                              federal income tax purposes. See "United States
                              Federal Tax Considerations."

Effect on Holders of Old      As a result of this exchange offer, we will have
 Notes......................  fulfilled an obligation under the registration rights agreement with the initial purchaser of the old notes and, as a result, there will be no increase in the interest rate on the old notes.

                              If you do not tender your old notes in the exchange offer:

                              . you will continue to hold the old notes and
                                will be entitled to all the rights and
                                limitations applicable to the old notes under the indenture governing the notes, except for any rights under the registration rights agreement that terminate as a result of the completion of the exchange offer; and

                              . you will not have any further registration or
                                exchange rights and your old notes will be subject to restrictions on transfer. As a result, the trading market for untendered old notes could be adversely affected.

Shelf Registration            In some situations, holders of old notes may
 Statement..................  require us to file, and cause to become effective, a shelf registration statement under the Securities Act, which would cover resales of old notes by these holders.

Exchange Agent..............  The Bank of New York is serving as the exchange agent for the exchange offer.

                               The Exchange Notes

Issuer......................  The exchange notes will be the obligations of
                              BGF.

Securities Offered..........  Up to $100,000,000 in principal amount of 10 1/4%
                              Series B Senior Subordinated Notes due 2009.

Maturity Date...............  January 15, 2009.

Interest Payment Dates......  January 15 and July 15, beginning on July 15,
                              1999.

Optional Redemption.........  We may redeem:

                              . all or part of the exchange notes beginning on
                                January 15, 2004, at the redemption prices described in "Description of Exchange Notes-- Redemption;" and

                              . up to 35% of the exchange notes originally
                                issued at any time prior to January 15, 2002 at the price of 110.5% of their face amount, plus accrued and unpaid interest, with money we raise in public equity offerings.

Ranking.....................  The exchange notes are, and any note guarantees will be, senior subordinated debt. They rank behind all of our current and future indebtedness, other than trade payables, except indebtedness that expressly provides that it is not senior to the exchange notes. The exchange notes will effectively rank behind any of our future indebtedness that is secured by any of our assets to the extent of the value of those assets, even if the indebtedness expressly provides that it is not senior to the exchange notes.

                              As of March 31, 1999, the amount of our
                              indebtedness that ranked senior to the exchange notes was $53.0 million. On that date, we did not have any debt that ranked equal with or junior to the exchange notes.

                              If we are in compliance with our financial covenants, we have the ability to incur up to an additional $72 million of debt under our senior credit facility, which would be senior to the exchange notes. We have no immediate intention to enter into any additional senior or junior debt aside from what may be available under our senior credit facility.

Note Guarantees.............  If we form any U.S. subsidiaries, they will guarantee the exchange notes on an unsecured basis. The note guarantees will be senior subordinated debts. They will rank behind:

                              .  all of the indebtedness of the note
                                 guarantors, other than trade payables, except indebtedness that expressly provides that it is not senior to the note guarantees and

                              . any indebtedness of the note guarantors that is secured by any assets to the extent of the value of such assets.

Mandatory Offer to            If we sell assets not in the ordinary course of
 Purchase...................  business or experience a change of control, we may be required to offer to purchase the exchange notes at a purchase price equal to 101% of their face amount, plus interest within 30 to 60 days after these events. If we are required to offer to purchase the exchange notes, we cannot assure you that we will have adequate funds to do so at that time or that we will be able to obtain funds from third party sources on reasonable terms, if at all.

Basic Covenants of            We will issue the exchange notes under an
 Indenture..................  indenture that will contain covenants for your benefit. These covenants limit our ability and the ability of our subsidiaries to:

                              . incur additional debt;

                              . pay dividends and make distributions;

                              . repurchase securities;

                              . make investments;

                              . create liens;

                              . transfer or sell assets;

                              . enter into transactions with affiliates;

                              . issue or sell stock of subsidiaries; or

                              . merge or consolidate.

                              However, these restrictions will be subject to a number of important qualifications and exceptions. For more details, see "Description of Exchange Notes--Material Covenants."

                              BGF Industries, Inc.

   We produce specialty woven and non-woven fabrics made from glass, carbon and aramid yarns for use in a variety of electronic, filtration, composite, insulation, construction and commercial products. Both in revenue and market share, we believe we are the second largest manufacturer of glass fiber fabrics and a leading producer of other high performance fabrics in North America.

   Some of our customers use glass fiber fabrics to construct multi-layered and rigid printed circuit boards, which are an integral component to virtually all advanced electronic products, including computers and cellular telephones. Other of our customers use our fabrics to strengthen, insulate and enhance the dimensional stability of hundreds of products that they make for their own customers in various markets, including aerospace, transportation, construction, power generation and oil refining. For a thorough description of our products and markets, see "Business."

   We sell our products to over 400 customers, including Cytec Fiberite, Polyclad Laminates, Isola USA, BHA Group and Chemfab. For the year ended December 31, 1998 and for the three months ended March 31, 1999, our net sales were $201.8 million and $45.1 million, respectively. Sales of glass fiber fabrics accounted for 84.6% and 85.5%, respectively, of our net sales in those periods. Sales of glass fiber fabrics for the electronics industry, primarily for use in printed circuit boards, accounted for approximately half of our net sales in 1998 and for 46.2% of our net sales in the first three months of 1999.

   Porcher Industries S.A. of Badinieres, France owns 100% of BGF through its United States holding company, Glass Holdings Corp. Porcher Industries is a worldwide leader in the industrial fabrics industry and has manufacturing facilities in France, Brazil, China, the United Kingdom and, through our facilities, the United States.

   On September 30, 1998, AGY Holdings, Inc., a wholly owned subsidiary of our parent company, Glass Holdings, acquired a 51% ownership interest in Advanced Glassfiber Yarns LLC from Owens Corning for aggregate consideration of $338.9 million, including post-closing adjustments. Advanced Glassfiber owns and operates the glass yarns and specialty materials business formerly owned by Owens Corning.

   Advanced Glassfiber is our largest supplier of glass yarns, the principal material we use to produce glass fiber fabrics. Owens Corning, which formed Advanced Glassfiber to own and operate its glass yarns and specialty materials business, owns the remaining 49% interest through its wholly owned subsidiary, Jefferson Holdings, Inc. For a full description of this affiliated transaction, see "The Affiliated Transaction."

   The following chart shows each of the subsidiaries of Glass Holdings, our parent company. Glass Holdings directly holds the shares of the subsidiaries listed, in the percentages indicated.

[Flow chart appears here with boxes surrounding names of entities and lines indicating subsidiary ownership and percentage of such ownership. At the top of the flow chart is Porcher Industries, S.A., Badinieres, France. Extending from this box is a line with "100%" next to it to the subsidiary Glass Holdings Corp., Greensboro, North Carolina. Extending from the box for Glass Holdings are boxes for the following subsidiaries, each of which is noted to be owned 100% by Glass Holdings: BGF Industries, Inc., Greensboro, North Carolina; BGF Services, Inc., Greensboro, North Carolina; AGY Holdings, Inc., Greensboro, North Carolina; Belmont of America, Inc., Cheraw, South Carolina; and Bintag AG, Zurich, Switzerland. Also noted is Shanghai Porcher Industries Co., Ltd., Shanghai, China as 85% owned by Glass Holdings. There is another box extending from BGF Industries, Inc., to a box for BGF Overseas, Inc., Virgin Islands, USA, also with a notation that this subsidiary is owned 100% by BGF Industries. There is one box extending from the box for AGY Holdings, Inc., to its 51% owned subsidiary Advanced Glassfiber Yarns LLC, Aiken, South Carolina and another box extending from Advanced Glassfiber Yarns to its 100% owned subsidiary, AGY Capital Corp., Aiken, South Carolina.]

                    Summary Historical Financial Information

   We present below our summary historical and as adjusted information for the periods indicated.

   We derived the historical information for the years ended December 31, 1996, 1997 and 1998 from our audited financial statements which appear elsewhere in this prospectus. We derived the historical information for each of the years in the two year period ended December 31, 1995 from our audited financial statements which are not included in this prospectus.

   We derived the historical financial information at the end of and for the three month periods ended March 31, 1998 and 1999 from unaudited consolidated financial statements contained elsewhere in this prospectus. In our opinion, this information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information. Interim period results do not necessarily indicate the results that may be expected for a full fiscal year.

   Our summary unaudited as adjusted financial information as of and for the year ended December 31, 1998 gives effect to the issuance and sale of the old notes and the exchange of old notes for exchange notes and the affiliated transaction as if such events occurred on January 1, 1998, except for balance sheet data, which gives effect to the issuance and sale of the old notes and the exchange of old notes for exchange notes as if such events had occurred on December 31, 1998. As adjusted assets, total debt, and stockholder's equity at December 31, 1998 are calculated by using the historical financials at December 31, 1998 and adjusting for the issuance and the sale of the old notes and the exchange of old notes for exchange notes ($98,000), repayments of the senior subordinated credit facility ($65,000), repayments of the senior credit facility ($29,850), write-off of debt issuance costs related to the senior subordinated credit facility ($1,034, net of tax), and payment of fees related to the old notes ($3,150).

   Our summary unaudited as adjusted financial information for the three months ended March 31, 1999 gives effect to the issuance of the old notes and the exchange of old notes for exchange notes as if such events occurred on January 1, 1999, except for balance sheet data, which gives effect to the issuance and sale of the old notes and the exchange of old notes for exchange notes as if such events had occurred on March 31, 1999.

   The summary unaudited as adjusted financial information does not purport to be indicative of what our results of operations would actually have been had the affiliated transaction and the offering of the old notes been completed on such date, or to project our results of operations for any future period.

   We have presented EBITDA in our summary historical and as adjusted other data because it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles, and EBITDA does not necessarily indicate whether cash flow will be sufficient for cash requirements. EBITDA presented below may not necessarily be comparable to similarly titled measures reported by other companies as they are not calculated identically by all companies. We define EBITDA as net income before income taxes, interest expense, depreciation and amortization expense, cumulative effect of an accounting change, extraordinary loss, and other (income) expenses, net. EBITDA is calculated as follows:

                                                Fiscal Year Ended
                  -----------------------------------------------------------------------------
                  December 31, December 31, December 31, December 31, December 31, December 31,  March 31,
                      1994         1995        1996          1997         1998         1998        1998
                  ------------ ------------ ------------ ------------ ------------ ------------ -----------
                                                                         Actual    As Adjusted
                                                                      ------------ ------------
                                                                                   (unaudited)  (unaudited)
                                                              (dollars in thousands)
Net income
 (loss).........    $ 6,787      $12,584      $24,030      $21,730      $15,317      $ 8,402      $ 5,929
Depreciation and
 amortization...      7,801        8,223        6,085        6,759        7,399        7,399        1,901
Interest........      4,311        2,979        1,993        2,355        4,517       15,761          396
Taxes...........      4,478        7,093       15,996       13,652        9,854        5,525        3,711
Accounting
 changes........        600           --           --           --           --           --           --
Extraordinary
 loss...........         --           --           --           --           --           --           --
Other (income)
 expense........      1,663          664       (1,868)         (73)        (112)        (112)         (55)
                    -------      -------      -------      -------      -------      -------      -------
EBITDA..........    $25,640      $31,543      $46,236      $44,423      $36,975      $36,975      $11,882
                    =======      =======      =======      =======      =======      =======      =======
                   Three Months Ended
                  ---------------------------------
                   March 31,  March 31,
                     1999       1999
                  ----------- ---------
                                 As
                    Actual    Adjusted
                  ----------- ---------
                  (unaudited)    (unaudited)
Net income
 (loss).........    $ (674)    $ (715)
Depreciation and
 amortization...     2,069      2,069
Interest........     3,890      3,957
Taxes...........       220        194
Accounting
 changes........        --         --
Extraordinary
 loss...........     1,029      1,029
Other (income)
 expense........      (108)      (108)
                  ----------- ---------
EBITDA..........    $6,426     $6,426
                  =========== ========= ===

   You should read the summary historical financial information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, the related notes, and other information contained in this prospectus.

                                                  Fiscal Year Ended
                    -----------------------------------------------------------------------------
                    December 31, December 31, December 31, December 31, December 31, December 31,
                        1994         1995         1996         1997         1998         1998
                    ------------ ------------ ------------ ------------ ------------ ------------
                                                                                          As
                                                                           Actual      Adjusted
                                                                        ------------ ------------
                                                                                     (unaudited)
                                                                 (dollars in thousands)
Statement of
 Operations Data:
Net sales........     $150,023     $176,792     $195,196     $217,889     $201,754     $201,754
Gross profit.....       25,412       32,469       50,371       47,403       39,276       39,276
Operating
 income..........       17,839       23,320       40,151       37,664       29,576       29,576
Interest
 expense(1)......        4,311        2,979        1,993        2,355        4,517       15,762
Other (income)
 expenses, net...        1,663          664       (1,868)         (73)        (112)        (112)
Income tax
 expense.........        4,478        7,093       15,996       13,652        9,854        5,525
Income before
 cumulative
 effect of change
 in accounting
 principle and
 extraordinary
 loss............        7,387       12,584       24,030       21,730       15,317        8,401
Cumulative effect
 of change in
 accounting for
 post-retirement
 benefits(2).....          600           --           --           --           --           --
Extraordinary
 loss on write-
 off of debt
 issuance costs,
 net of income
 taxes of $639...          --           --           --           --           --           --
Net income.......     $  6,787     $ 12,584     $ 24,030     $ 21,730     $ 15,317     $  8,401
Other Data:
Capital
 expenditures....     $  1,942     $  8,311     $ 21,983     $  7,275     $ 11,299     $ 11,299
Depreciation and
 amortization(3)..       7,801        8,223        6,085        6,759        7,399        7,399
EBITDA...........       25,640       31,543       46,236       44,423       36,975       36,975
Cash flows from
 operating
 activities(4)...       11,705       17,561       22,791       19,898       29,471       23,383
Cash flows from
 investing
 activities......       (1,925)      (8,268)     (25,425)      (7,275)     (11,283)     (11,283)
Cash flows from
 financing
 activities......       (6,500)     (16,666)       2,778      (12,759)     (18,199)     (18,199)
Balance Sheet
 Data (at period
 end):
Working capital..     $ 45,534     $ 40,745     $ 39,702     $ 51,799     $ 53,424     $ 54,072
Total assets.....       95,592       97,029      123,784      136,476      136,766      138,234
Total debt:
 Senior credit
  facility.......           --           --           --           --     $ 86,000     $ 56,150
 Senior
  subordinated
  net of discount
  credit
  facility.......           --           --           --           --       65,000           --
 Old notes, net
  of discount....           --           --           --           --           --       98,000
 Other...........      $35,000      $17,500      $36,276      $25,000           --           --
                      --------     --------     --------     --------     --------     --------
 Total debt......      $35,000      $17,500     $ 36,276     $ 25,000     $151,000     $154,150
                      ========     ========     ========     ========     ========     ========
Stockholder's
 equity
 (deficit).......       45,030       57,614       66,480       83,297      (38,176)     (39,205)
                            Three Months Ended
                    -----------------------------------
                     March 31,   March 31,   March 31,
                       1998        1999        1999
                    ----------- ----------- -----------
                                  Actual    As Adjusted
                                ----------- -----------
                    (unaudited) (unaudited) (unaudited)
Statement of
 Operations Data:
Net sales........     $58,143    $ 45,120    $ 45,120
Gross profit.....      12,822       6,288       6,288
Operating
 income..........       9,981       4,357       4,357
Interest
 expense(1)......         396       3,890       3,957
Other (income)
 expenses, net...         (55)       (108)       (108)
Income tax
 expense.........       3,711         220         194
Income before
 cumulative
 effect of change
 in accounting
 principle and
 extraordinary
 loss............       5,929         355         314
Cumulative effect
 of change in
 accounting for
 post-retirement
 benefits(2).....         --          --          --
Extraordinary
 loss on write-
 off of debt
 issuance costs,
 net of income
 taxes of $639...         --        1,029       1,029
Net income.......     $ 5,929    $   (674)   $   (715)
Other Data:
Capital
 expenditures....     $ 2,897    $  2,300       2,300
Depreciation and
 amortization(3)..      1,901       2,069       2,069
EBITDA...........      11,882       6,426       6,426
Cash flows from
 operating
 activities(4)...      15,510       3,987       3,963
Cash flows from
 investing
 activities......      (2,897)     (2,300)     (2,300)
Cash flows from
 financing
 activities......     (11,468)     (1,685)     (1,685)
Balance Sheet
 Data (at period
 end):
Working capital..     $55,331    $ 50,628    $ 50,628
Total assets.....     135,203     136,847     136,847
Total debt:
 Senior credit
  facility.......     $   --     $ 53,000    $ 53,000
 Senior
  subordinated
  net of discount
  credit
  facility.......         --          --          --
 Old notes, net
  of discount....         --       98,033      98,033
 Other...........      17,000         --          --
                    ----------- ----------- -----------
 Total debt......     $17,000    $151,033    $151,033
                    =========== =========== ===========
Stockholder's
 equity
 (deficit).......      89,226     (38,850)    (38,850)

--------
(1) As adjusted interest expense for the year ended December 31, 1998 was calculated by multiplying the additional financing required to fund the affiliated transaction and related costs times the interest rate on the financing facilities (i.e., the senior credit facility and the exchange notes) as follows:

      Historical interest expense.................................  $ 4,517
      Interest on borrowings to complete the Affiliated
       Transaction (including the issuance of old notes) on
       September 30, 1999:
       Old notes/exchange notes
        (($100.0 million at 10.25%) X 75%)........................    7,688 (a)
       Senior credit facility
        (($43.9 million at 8.0%) X 75%)...........................    2,634 (a)
       Amortization of debt discount..............................      200
       Amortization of debt issuance costs........................      628
       Effect of the differential in interest rates between the
        old notes and the senior subordinated credit facility from
        October 1, 1998 to December 31, 1998......................       95
                                                                    -------
                                                                    $15,762
                                                                    =======

  As adjusted interest expense for the three months ended March 31, 1999 was calculated by adjusting interest rates and related costs for financing under the old notes as follows:

      Historical interest expense................................... $3,890
      Interest rate adjustment......................................     50(b)
      Amortization of debt discount from January 1 to January 21,
       1999.........................................................     12
      Amortization of debt issuance costs from January 1 to January
       21, 1999.....................................................      5
                                                                     ------
                                                                     $3,957
                                                                     ======

--------
  (a) Amount represents 75% of an annual amount since historical activity from October 1, 1998 to December 31, 1998 is already reflected in the historical expense amount.

  (b) Represents the difference in historical interest rates from the rates on the old notes/exchange notes from January 1, 1999 to January 21, 1999 (date old notes were sold).

Interest on the senior credit facility was estimated at 8.0% based on an average 90 day LIBOR rate through September 30, 1998 and an estimated applicable margin as outlined in the facility's credit agreement. The interest on the exchange notes was based on the effective interest rate of 10.58%. If the interest rate on the senior credit facility changed 1/8%, interest expense would change by $134 for the year ended December 31, 1998.
--------


(2) Attributable to BGF's adoption in 1994 of Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits other than Pensions."
(3) Amounts do not include amortization of debt issuance costs and original issue discount, which is included in interest expense.

(4) As adjusted cash flows from operating activities was calculated by decreasing net income by $(6,916) and $(41) for the fiscal year ended December 31, 1998 and the three months ended March 31, 1999, respectively, and increasing amortization on debt issuance costs and debt discount by $828 and $17 for the fiscal year ended December 31, 1998 and the three months ended March 31, 1999, respectively.

                                  RISK FACTORS

   Before you tender your old notes, you should be aware that there are various risks involved in this type of investment, including those we describe below. You should consider carefully these risk factors together with all of the other information included in this prospectus before you decide to tender your old notes in the exchange offer.

The old notes outstanding after the exchange offer will not have registration rights and we expect the market for the old notes to be illiquid.

   If you do not exchange your old notes for exchange notes pursuant to the exchange offer, your old notes will continue to be subject to the restrictions on transfer of old notes. In general, you may not offer or sell old notes unless they are registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. We do not currently intend to register the old notes under the Securities Act.

   Under existing SEC interpretations, we believe that you may offer for resale, resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act; provided that:

  .you are acquiring the exchange notes in the ordinary course of business;

  .you are not participating, do not intend to participate, and have no arrangement or understanding with anyone to participate, in the distribution of the exchange notes issued to you in the exchange offer; and

   .you are not an affiliate of ours.

   Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of exchange notes. See "Plan of Distribution." To the extent that old notes are tendered and accepted in the exchange offer, the trading market for untendered and tendered but unaccepted old notes may be adversely affected.

As a result of our significant debt, we may not be able to meet our obligations or obtain additional financing for capital expenditures or other beneficial activities on favorable terms.

   We incurred significant debt in connection with AGY Holdings' purchase of a 51% ownership interest in Advanced Glassfiber and as a result, we have significant debt service obligations. Our annual debt service for 1999 will be $1.0 million and will increase each year based on the payment schedule of the term loan under the senior credit facility, until its maturity in 2004. As of March 31, 1999, we had $153.0 million of indebtedness, including the old notes. We also had $72.0 million of additional borrowing availability under our senior credit facility as of that date. As of March 31, 1999, the old notes were subordinated to $53.0 million of senior debt. In addition, the indenture governing the notes does not fully prohibit us from incurring substantial additional indebtedness. We can incur additional indebtedness if our consolidated fixed charge coverage ratio is greater than 2.0 to 1.0. We may also incur up to $5.0 million of capitalized lease obligations and purchase money indebtedness and up to $5.0 million of other indebtedness regardless of our consolidated fixed charge coverage ratio. If we add new debt to our current debt levels, the related risks that we now face could intensify.

   Our substantial indebtedness poses important consequences to you, including the risks that:

  . we will increasingly use a substantial portion of our cash flow from operations to pay principal and interest on our debt. For principal, we will pay $1.0 million in 1999, increasing to $12.0 million in 2004. These commitments will reduce the funds available for working capital, capital expenditures, acquisitions, research and development and other general corporate purposes;

  . our indebtedness may limit our ability to obtain additional financing on satisfactory terms and to otherwise fund working capital, capital expenditures, acquisitions, research and development, and other general corporate requirements;

  . our level of indebtedness may make us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures;

  . our debt may bear interest at variable rates which creates higher debt service requirements if market interest rates increase; and

  . our failure to comply with the financial and other covenants applicable to our debt could result in an event of default, which, if not cured or waived, could have a material adverse effect on us.

   Our ability to pay principal and interest on the exchange notes and to satisfy our other debt obligations will depend on our future operating performance. Our operating performance will be affected by prevailing economic conditions and financial, business and other factors which may be beyond our control. If we cannot generate sufficient cash flow from operations to meet our obligations, we may be forced to reduce or delay capital expenditures, sell assets, restructure or refinance our debt, or seek additional equity capital. We cannot assure you that any of these remedies would be satisfactory or could be effected on satisfactory terms, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Description of Other Indebtedness Senior to the Exchange Notes" and "Description of Exchange Notes."

Your exchange notes will be subordinate to our senior debt and if we must repay our senior debt in the event of a default, we may not have enough assets left to pay you or the other noteholders.

   Before paying principal and interest on the exchange notes, we must first make payments on any of our existing and future senior debt that is in default, including all outstanding amounts under our senior credit facility. As of March 31, 1999, we had $53.0 million of senior debt outstanding. In addition, we had approximately $72.0 million of additional borrowing availability under our senior credit facility on that date.

   Substantially all of our real and personal property secures our obligations under our senior credit facility. If we default on any payments required under any of our secured debt, the secured lenders could declare all amounts outstanding, together with accrued and unpaid interest, immediately due and payable. If we are unable to repay the amounts due, the lenders could proceed against the collateral securing the debt. If the lenders proceed against any of the collateral, we may not have enough assets left to pay you or the other noteholders. Moreover, if we become bankrupt or similarly reorganize, we may not be able to use our assets to pay you or the other noteholders until after we repay all of our senior debt, including all indebtedness under the existing senior credit facility or any replacement senior credit facility. In addition, the existing senior credit facility and any replacement senior credit facility may prohibit us from paying amounts due on the exchange notes, or from purchasing, redeeming or otherwise acquiring the exchange notes if a default exists under our senior debt. None of our non-United States subsidiaries will guarantee the exchange notes and the exchange notes will be effectively subordinated in right of payment to all debt and other liabilities, excluding trade payables, of these subsidiaries. See "Description of Exchange Notes-- Subordination of the Exchange Notes and the Note Guarantees."

Our indebtedness limits our ability to incur additional debt, pay dividends and make distributions, transfer or sell assets, and merge or consolidate.

   Our senior credit facility and the indenture governing the old notes and the exchange notes each contain a number of significant covenants that may adversely affect our ability to finance our future operations or capital needs or engage in other business activities that may be in our best interests. These covenants could limit or restrict our ability to:

  .  incur additional debt;

  .  pay dividends and make distributions;

  .  repurchase securities;

  .  make investments;

  .  create liens;

  .  transfer or sell assets;

  .  enter into transactions with affiliates;

  .  issue or sell stock of subsidiaries; or

  .  merge or consolidate.

   These limitations and restrictions may adversely affect our ability to finance our future operations or capital needs or engage in other business activities which may be in our best interests.

Our senior credit facility may prevent us from satisfying our obligations under the notes.

   Our senior credit facility also requires us to comply with financial ratios. Events beyond our control may prevent us from complying with these ratios. If we breach any of the covenants in the senior credit facility or the indenture, or if we are unable to comply with the required financial ratios, we may be in default under the senior credit facility and the indenture. If we default under the senior credit facility, the lenders can declare all borrowings outstanding, including accrued interest and other fees, due and payable. If we use all of our available cash to repay borrowings under the senior credit facility, we may not be able to make payments on the exchange notes. See "Description of Other Indebtedness Senior to the Exchange Notes" and "Description of Exchange Notes."

Market downturns, such as those potentially facing the aerospace industry, could reduce demand for our products.

   We sell our products for use in a wide range of applications in the electronics, composites, filtration, commercial, insulation and construction markets. Any downturn in these markets, which are susceptible to cyclical and general economic downturns, would reduce demand for our products. A reduction in overall demand will likely result in increased competition for customers. If we fail to meet satisfactorily the challenges of increased competition, our business, financial condition and results of operations could be adversely affected. For example, according to recent press reports, a significant number of aircraft orders placed by Asian buyers have been, or could be, cancelled. These cancellations could adversely affect the aerospace industry and, in turn, could adversely affect the demand for our composite products, the majority of which are ultimately used in the aerospace industry. If that demand were to decrease, it could have a material adverse effect on our results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Competition."

We compete in highly competitive markets and recent competition from Asia has reduced demand for our heavyweight glass fiber fabrics, which could result in lower sales.

   The markets in which we compete are highly competitive and some of our competitors may have greater financial and other resources than we do. We cannot assure you that we will be able to continue to compete effectively in the future or that other competitors will not enter the markets in which we compete.

   We believe that the principal competitive factors affecting our markets include the:

  . quality, performance, price and consistency of products;

  . responsiveness to customer requirements; and

  . ability to maintain customer relationships.

   Our primary domestic competitor is Hexcel Corporation. In September 1998, Hexcel acquired the assets and operating liabilities of the glass fiber fabrics manufacturing business of Clark-Schwebel. Prior to the acquisition, Clark-Schwebel was our primary domestic competitor in the glass fiber fabrics market. Our major competitors globally are Hexcel/Clark-Schwebel, Nitto Boseki (Japan), Nan Ya Plastics (Taiwan) and Taiwan Glass (Taiwan).

   Historically, imports of glass fiber fabrics into the U.S. have been limited because of import quotas, restrictions, duties and tariffs. Recently, however, imports of laminates and rigid printed circuit boards from Asia have increased and are negatively affecting demand for domestically produced heavyweight glass fiber fabrics. Increased competition from Asian producers, particularly in heavyweight glass fiber fabrics for the electronics market, has also resulted from:

  . their increased vertical integration of glass yarn manufacturing and weaving operations;

  .  greater price competition due to currency fluctuations; and

  .  their increased heavyweight manufacturing capacity.

   As a result of these competitive pressures, in 1998, our net sales of heavyweight glass fiber fabrics declined 36.2% from 1997 and 58.6% from the three months ended March 31, 1998 to the three months ended March 31, 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Competition."

Our operating performance is dependent upon a limited number of customers. A decrease in business from major customers could reduce cash available to repay the notes or other senior debt.

   Sales to our top ten customers accounted for 57.2% and 60.9% of our net sales in 1998 and in the first three months of 1999, respectively. Two of our customers, Cytec Fiberite and Polyclad Laminates, each accounted for more than 10% of our net sales and together accounted for 22.6% and 31.5% of our net sales, respectively, in 1998 and in the first three months of 1999. A decrease in business from, or the loss of one or more of our major customers could have a material adverse effect on our business, financial condition and results of operations. Our customers are not contractually required to purchase any of our products and may terminate their relationship with us at any time.

   In 1998, one of our top three customers at that time informed us that it planned to terminate its heavyweight laminates business. We estimate that approximately $13.2 million of our total sales of heavyweight fiber fabrics to this customer in fiscal 1998 were used to produce rigid printed circuit boards for this customer's heavyweight laminates business. During the fourth quarter of 1998, this customer began to substantially reduce its purchases of heavyweight fiber fabrics from us. We believe this termination resulted from competitive pressures from Asian laminate producers.

   In addition, our future business, financial condition and results of operations will depend to a significant extent upon the commercial success of our major customers and their continued willingness to purchase our products. Any significant downturn in the business of our major customers could cause them to reduce or discontinue their purchases from us. This could have a material adverse effect on our business, financial condition and results of operations. See "Business--Sales and Marketing."

We may experience a decline in the supply of raw materials, which means we could have to pay higher prices for raw materials or we could be delayed in making our products.

   We purchase the vast majority of our glass yarns from Advanced Glassfiber and PPG Industries. We also purchase glass yarns from Nitto Boseki and Compagnie de Saint Gobain, which is also known as Vetrotex; aramid yarns from DuPont and Akzo Nobel; and carbon yarns from Amoco Performance Products, Toho Carbon Fibers and Hexcel. We do not have long-term contracts with any of our suppliers for the delivery of glass, aramid or carbon yarns and our suppliers can stop selling us glass, aramid and carbon yarns at anytime. If our suppliers are unable or unwilling to deliver us glass, aramid or carbon yarns, we could experience production delays, which could, in turn, cause a material adverse affect in our business, financial condition and results of operations. We experienced shortages of glass yarns from the fourth quarter of 1994 through the second quarter of 1996. Due in part to these shortages, the price of glass yarns increased in 1996 at a higher than historical rate. In addition, during 1996, shortages of carbon yarns occurred. We cannot assure you that glass, carbon and aramid yarns will continue to be available or that they will be available at prices that will not have a material adverse effect on our profitability. Additionally, we have generally been able to pass through increases in the cost of yarn to our customers. Our inability to do so in the future could have a material adverse effect on our business, financial condition and results of operations.

The Year 2000 problem may adversely affect our business operations and we may incur significant costs to make our systems Year 2000 compliant.

   Many computer programs use only two digits to identify a year in a date field within the program (e.g., "98" or "02") often meaning that the program will fail to distinguish dates in the "2000s" from dates in the "1900s." If not corrected, computer applications making calculations and comparisons in different centuries may cause inaccurate results, or fail by or at the Year 2000.

  These Year 2000 issues are of particular importance to us. We recognized that many of the systems and equipment we use to conduct and manage our business were at risk for Year 2000 compliance. If these risks are not assessed and remediated, our ability to continue normal business operations could be substantially impaired, including our ability to manufacture our products. We also recognized that Year 2000 related issues could adversely affect the operations and financial performance of our material suppliers and customers. Any of these issues, if not addressed properly, could have a material adverse effect on our business, financial condition and results of operations.

  If our identification and evaluation efforts have not adequately detected material Year 2000 issues and a material number of our mission-critical systems and equipment fail due to the Year 2000, our business could suffer a material adverse effect. We are in the process of developing contingency plans if such an event were to occur, but we cannot assure you that, when finalized, our contingency plans will be adequate for all possible Year 2000 scenarios. These risks are heightened by our inability to control the Year 2000 readiness of material third parties on whom we rely.

  Although the costs we have incurred so far to address Year 2000 issues are not material to us, we cannot assure you that, as we progress through the final phases of our Year 2000 efforts, we will not identify further issues that could cause our costs to become material. A material increase in our Year 2000 costs could have a material adverse effect on our financial condition and results of operations. For a full discussion of our Year 2000 efforts, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000."

   The disclosures contained herein concerning Year 2000 are designated as "Year 2000 Readiness Disclosures" and are made pursuant to the Year 2000 Information and Readiness Disclosure Act. Compliance with the Act, however, does not preclude any claims that may arise under the federal securities laws.

We may be responsible for environmental and safety and health costs that could adversely affect our business, financial condition and results of operations and result in less cash available to repay the notes or other senior debt.

   We are required to comply with various federal, state and local environmental laws and requirements that govern the use of our facilities. These laws and requirements govern:

  . discharges to air and water;

  . the handling and disposal of solid and hazardous substances and wastes;
    and

  . the remediation of contamination associated with releases of hazardous substances at our facilities and off-site disposal locations.

   Laws and requirements relating to workplace safety and worker health also govern our operations. These laws and requirements establish formaldehyde, asbestos and noise standards and regulate the use of hazardous chemicals in the workplace. We cannot assure you that future laws and requirements, ordinances or regulations will not give rise to compliance or remediation capital expenditures which could have a material adverse effect on our business, financial condition and results of operations.

We may have conflicts of interest with our controlling equity holders that could result in changes in our business that could adversely affect our financial condition and results of operations.

   Glass Holdings owns 100% of BGF and the Porcher family, through its controlling interest in Porcher Industries, controls Glass Holdings. As a result, the Porcher family has the power to elect all of our directors and appoint new management. Consequently, the Porcher family has the ability to control our policies and operations. In addition to controlling Advanced Glassfiber, the Porcher family also controls companies in Europe and Asia which manufacture products competitive to ours. Circumstances may occur in which the interests of the Porcher family could be in conflict with the interests of our noteholders. See "Management--Directors, Executive Officers and Senior Managers of BGF," "Relationships and Related Party Transactions" and "Stock Ownership."

We may not have sufficient funds to repay the exchange notes upon a change of control.

   If we experience a change of control, you may have the right to require us to purchase your exchange notes at a purchase price equal to 101% of the principal amount of your exchange notes plus accrued and unpaid interest. If this occurs, we may also be required to (1) repay our outstanding senior debt or (2) obtain our lender's consent to our purchase of the exchange notes. If we cannot repay our debt or cannot obtain the needed consents, we may be unable to purchase the exchange notes. This would be an event of default under the indenture. Upon a change of control, we cannot guarantee you that we will have sufficient funds to make any debt payment as described above, including purchases of the exchange notes. To avoid default, we would try to refinance our debt. We cannot guarantee you, however, that such refinancing, if available, would be on favorable terms. See "Description of Exchange Notes-- Change of Control."

   The events that qualify as a change of control under the indenture may also be events of default under our senior credit facility or other indebtedness. An event of default under our senior credit facility would permit our lenders to accelerate our indebtedness. If we cannot repay these borrowings when due, the lenders could proceed against the collateral securing the debt.

If we are not able to keep up with technological advances in the markets we serve or if our competitors introduce cost-effective alternatives to our products, we could experience declining sales or a loss of customers.

   We cannot assure you that we will be able to maintain our current technological position. Rapid technological advances in the markets we serve place rigorous demands on the weight, quality and consistency of our products. For example, technological changes in the printed circuit board industry are rapid and continuous and require extensive technological and manufacturing capability and expertise. In addition, we could face increased competition if cost-effective alternatives to glass, carbon or aramid fiber fabrics are developed. If competitors develop and introduce cost-effective alternatives to our products or if we do not anticipate and respond to technological changes, our business, financial condition and results of operations could suffer a material adverse effect.

The issuance of the old notes and any note guarantee may be subject to fraudulent conveyance laws.

   Under applicable provisions of the U.S. Bankruptcy Code or comparable provisions of state fraudulent transfer or conveyance laws, if we, at the time we issued the old notes:

     (1) incurred such indebtedness with the intent to hinder, delay or defraud creditors; or

     (2) received less than reasonably equivalent value or fair consideration for incurring the indebtedness, and:

     . were insolvent at the time of incurrence;

     . were rendered insolvent by reason of the incurrence and the application of the proceeds thereof;

     . were engaged or were about to engage in a business or transaction for which our remaining assets constituted unreasonably small capital to carry on our businesses; or

     . intended to incur, or believed that we would incur, debts beyond our ability to pay them as they matured,

  a court of competent jurisdiction could:

     (1) void, in whole or in part, the notes, and direct the repayment of any amounts paid thereunder to our creditors;

     (2) subordinate the notes to our obligations to our existing and future creditors; or

     (3) take other actions detrimental to the holders of the notes.

   The measure of insolvency for purposes of the foregoing will vary depending upon the law applied. Generally, however, we would be considered insolvent if the sum of our debts, including contingent liabilities, was greater than all of our assets at fair valuation or if the present fair saleable value of our assets was less than the amount that would be required to pay the probable liability on our existing debts, including contingent liabilities, as they become absolute and matured. A note guarantee, at the time it is issued by one of our subsidiaries, would also be subject to the same fraudulent transfer or conveyance laws as the notes.

Since an active trading market may not develop for the exchange notes, your ability to sell the exchange notes or the price at which you would be able to sell the exchange notes could be adversely affected.

   The old notes were offered to a small number of institutional buyers and are eligible for trading in the PORTAL Market. The exchange notes will be a new issue of securities for which there is no existing trading market. We cannot assure you as to the liquidity of markets that may develop for the exchange notes, your ability to sell the exchange notes or the price at which you would be able to sell the exchange notes. If these markets were to exist, the exchange notes could trade at prices that may be lower than their principal amount or purchase price depending on many factors, including prevailing interest rates and the market for similar securities. First Union Capital Markets has advised us that it currently intends to make a market with respect to the exchange notes. However, it is not obligated to do so, and any market making with respect to the exchange notes may be discontinued at any time without notice. In addition, market making activity may be limited during the pendency of the exchange offer or the effectiveness of a shelf registration statement in lieu thereof. We do not intend to apply for listing of the exchange notes on any national securities exchange or on Nasdaq. The liquidity of, and trading market for, the exchange notes also may be adversely affected by changes in the market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for the exchange notes.

                      WHERE YOU CAN FIND MORE INFORMATION

   This prospectus is part of a registration statement on Form S-4 that we have filed with the SEC. This prospectus does not contain all of the information set forth in the registration statement. For further information about us and the exchange notes, you should refer to the registration statement. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Since these summaries may not contain all of the information that you may find important, you should review the full text of these documents. We have filed some of these documents as exhibits to our registration statement.

   In addition, for so long as any notes remain outstanding, we will furnish to you and the trustee and file with the SEC all of the information, documents and reports specified in Section 13 or 15(d) of the Exchange Act, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

   You should direct any request for information to our Chief Financial Officer at least 10 business days before you tender your old notes in the exchange offer. Our mailing address and telephone number are:

                               BGF Industries, Inc.
                              3802 Robert Porcher Way
                         Greensboro, North Carolina 27410
                                  (336) 545-0011

             CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

   Some of the information in this prospectus may contain forward looking statements. Such statements include, in particular, statements about our plans, strategies and prospects under the headings "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business." You can identify forward looking statements by our use of forward looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward looking statements are reasonable, we cannot assure you that our plans, intentions or expectations will be achieved. Important factors that could cause our actual results to differ materially from the forward looking statements we make in this prospectus are set forth in the "Risk Factors" section and elsewhere in this prospectus. All forward looking statements attributable to us or persons acting for us are expressly qualified in their entirety by our cautionary statements.

                            MARKET AND INDUSTRY DATA

   Unless we indicate otherwise, we derived the industry data in this prospectus from our internal surveys and estimates. We believe there are no industry-wide publications or trade associations that report data on the markets in which we compete and therefore no independent sources have verified our internal surveys or our market data. Our methodology in estimating market and industry data, including data in this prospectus, include, among other things, the following sources:

  . routine discussions with manufacturers of glass yarns to estimate existing and projected purchases of glass yarns;

  . information from third parties, when possible, to estimate existing industry manufacturing capacity; and

  . public statements by competitors and independent financial analysts.

  We believe that our competitors use a similar methodology to estimate market and industry data. However, we cannot guarantee the accuracy of any of the market or industry data in this prospectus.

                                USE OF PROCEEDS

   We will not receive any cash proceeds from the exchange of old notes pursuant to the exchange offer. The net proceeds to us from the sales of the old notes were approximately $94.9 million, after deducting the initial purchaser's discount and expenses of the offering of the old notes. We used the net proceeds from the offering to repay all $65.0 million of indebtedness under the term loan under our senior subordinated credit facility and $29.9 million of indebtedness under the revolver under our senior credit facility. This indebtedness was incurred on September 30, 1998 to fund the purchase by AGY Holdings of the 51% ownership interest in Advanced Glassfiber. Upon the repayment of the $65.0 million of indebtedness under the senior subordinated credit facility, the facility was terminated. Affiliates of First Union Capital Markets are a lender and the agent under the senior credit facility and were a lender and the agent under the senior subordinated credit facility.

   The term loan under the senior credit facility expires on September 30, 2004, and the revolver under the senior credit facility expires September 30, 2003. As of March 31, 1999, debt outstanding under the term loan and the revolver each accrued interest at approximately 7.7% per annum. Had we not repaid and then terminated the senior subordinated credit facility, it would have expired on September 30, 2008. As of January 21, 1999, the date of our repayment of the term loan under the senior subordinated credit facility, the term loan accrued interest at approximately 9.8% per annum.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of March 31, 1999 and as adjusted to give effect to the exchange of old notes for exchange notes as if such events had occurred on March 31, 1999.

   You should read this table together with our historical consolidated financial statements, the related notes, and other information contained elsewhere in this prospectus. See "Prospectus Summary--Summary Historical Financial Information," "Where You Can Find More Information," "Selected Financial and Operating Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                           At March 31, 1999
                                                         ----------------------
                                                          Actual    As Adjusted
                                                         ---------  -----------
                                                              (unaudited)
                                                              (dollars in
                                                              thousands)
Long-term debt (including current portion):
  Senior credit facility................................ $  53,000   $  53,000
  Old notes, net of original issue discount.............    98,033          --
  Exchange notes, net of original issue discount........        --      98,033
                                                         ---------   ---------
    Total long-term debt................................   151,033     151,033
                                                         ---------   ---------
Stockholder's equity:
  Common stock, $1.00 par value, authorized 3,000
   shares; issued and outstanding 1,000 shares..........         1           1
  Capital in excess of par value........................    34,999      34,999
  Retained earnings.....................................    62,940      62,940
  Loan to parent(1).....................................  (136,790)   (136,790)
                                                         ---------   ---------
    Total stockholder's deficit.........................   (38,850)    (38,850)
                                                         ---------   ---------
      Total capitalization.............................. $ 112,183   $ 112,183
                                                         =========   =========

--------
(1) Loan to parent related to the affiliated transaction of $138.6 million net of an existing outstanding loan from parent.

                  SELECTED FINANCIAL AND OPERATING INFORMATION
                             (dollars in thousands)

   The following selected historical financial information, except for the as adjusted amounts, for the fiscal years ended December 31, 1996, 1997 and 1998, and as of December 31, 1997 and 1998, are derived from our consolidated financial statements which have been audited by PricewaterhouseCoopers LLP, independent certified public accountants, and are included in this prospectus. The following selected historical financial information for the fiscal years ended December 31, 1994 and 1995, and as of December 31, 1994 and 1995, were derived from our consolidated financial statements which have been audited and are not included in this prospectus.

   The following selected consolidated financial data at the end of and for the three month periods ended March 31, 1998 and 1999 have been derived from unaudited consolidated financial statements and, in the opinion of BGF, included all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation, in all material respects, of the results of operations and financial position of BGF at the end of and for each of the interim periods presented. Interim period results are not necessarily indicative of results to be expected for a complete fiscal year. The following selected historical financial information for the three month periods ended March 31, 1998 and 1999 is contained elsewhere in the prospectus.

   The unaudited as adjusted financial information as of and for the year ended December 31, 1998 gives effect to the issuance and sale of the old notes and the exchange of old notes for exchange notes and the affiliated transaction as if such events had occurred on January 1, 1998, except for balance sheet data which gives effect to the issuance and sale of the old notes and the exchange of old notes for exchange notes as if such events had occurred on December 31, 1998. As adjusted assets, total debt, and stockholder's equity at December 31, 1998 are calculated by using the historical financials at December 31, 1998 and adjusting for the issuance of the sale of the old notes and the exchange of old notes for exchange notes ($98,000), repayments of the senior subordinated credit facility ($65,000), repayments of the senior credit facility ($29,850), write-off of debt issuance costs related to the senior subordinated credit facility ($1,034, net of $648 tax), and payment of fees related to the old notes ($3,150).

   The unaudited as adjusted financial information for the three months ended March 31, 1999 gives effect to the issuance of the old notes and the exchange of the old notes for exchange notes as if such events occurred on January 1, 1999, except for balance sheet data which gives effect to the issuance and sale of the old notes and the exchange of old notes for exchange notes as if such events had occurred on March 31, 1999.

   EBITDA, as presented below, is defined as net income before interest expense, income taxes, depreciation, amortization expense, accounting changes, extraordinary loss, and other (income) expenses, net.

   EBITDA is calculated as follows:


                                                Fiscal Year Ended
                  -----------------------------------------------------------------------------
                  December 31, December 31, December 31, December 31, December 31, December 31,
                      1994         1995        1996          1997         1998         1998
                  ------------ ------------ ------------ ------------ ------------ ------------
                                                                         Actual    As Adjusted
                                                                      ------------ ------------
                                                                                   (unaudited)
Net income
 (loss).........    $ 6,787      $12,584      $24,030      $21,730      $15,317      $ 8,402
Depreciation and
 amortization...      7,801        8,223        6,085        6,759        7,399        7,399
Interest........      4,311        2,979        1,993        2,355        4,517       15,761
Taxes...........      4,478        7,093       15,996       13,652        9,854        5,525
Accounting
 changes........        600           --           --           --           --           --
Extraordinary
 loss...........         --           --           --           --           --           --
Other (income)
 expense........      1,663          664       (1,868)         (73)        (112)        (112)
                    -------      -------      -------      -------      -------      -------
EBITDA..........    $25,640      $31,543      $46,236      $44,423      $36,975      $36,975
                    =======      =======      =======      =======      =======      =======
                          Three Months Ended
                  -----------------------------------
                   March 31,   March 31,   March 31,
                     1998        1999        1999
                  ----------- ----------- -----------
                                Actual    As Adjusted
                              ----------- -----------
                  (unaudited) (unaudited) (unaudited)
Net income
 (loss).........    $ 5,929     $ (674)     $ (715)
Depreciation and
 amortization...      1,901      2,069       2,069
Interest........        396      3,890       3,957
Taxes...........      3,711        220         194
Accounting
 changes........         --         --          --
Extraordinary
 loss...........         --      1,029       1,029
Other (income)
 expense........        (55)      (108)       (108)
                  ----------- ----------- -----------
EBITDA..........    $11,882     $6,426      $6,426
                  =========== =========== ===========

   We believe that EBITDA is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles, and EBITDA does not necessarily indicate whether cash flow will be sufficient for cash requirements. Not every company calculates EBITDA in exactly the same fashion. As a result, EBITDA as presented below may not necessarily be comparable to similarly titled measures of other companies.

   The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings consist of income before taxes and changes in accounting principles and fixed charges, excluding capitalized interest. Fixed charges consists of interest expense, capitalized interest, amortization of debt issuance costs and one-third of rental expense (the portion deemed representative of the interest factor). Earnings were adequate to cover fixed charges for the years ended December 31, 1994, 1995, 1996, 1997 and 1998 and the three months ended March 31, 1998 and 1999 by $11.9 million, $19.6 million, $39.8 million, $35.4 million, $25.0 million, $9.6 million and $0.6 million, respectively.

   You should read the selected financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, the related notes, and other information contained in this prospectus.

                                                Fiscal Year Ended
                  -----------------------------------------------------------------------------
                  December 31, December 31, December 31, December 31, December 31, December 31,
                      1994         1995         1996         1997         1998         1998
                  ------------ ------------ ------------ ------------ ------------ ------------
                                                                                        As
                                                                         Actual      Adjusted
                                                                      ------------ ------------
                                                                                   (unaudited)
                                                               (dollars in thousands)
Net sales.......    $150,023     $176,792     $195,196     $217,889     $201,754      $201,754
Cost of goods
 sold...........     124,611      144,323      144,825      170,486      162,478       162,478
                    --------     --------     --------     --------     --------   -----------
Gross profit....      25,412       32,469       50,371       47,403       39,276        39,276
Selling, general
 and
 administrative
 expenses.......       7,573        9,149       10,220        9,739        9,700         9,700
                    --------     --------     --------     --------     --------   -----------
Operating
 income.........      17,839       23,320       40,151       37,664       29,576        29,576
Interest
 expense(1).....       4,311        2,979        1,993        2,355        4,517        15,762
Other (income)
 expenses, net..       1,663          664       (1,868)         (73)        (112)         (112)
                    --------     --------     --------     --------     --------   -----------
Income before
 taxes,
 cumulative
 effect of
 change in
 accounting
 principle, and
 extraordinary
 loss...........      11,865       19,677       40,026       35,382       25,171        13,926
Income tax
 expense........       4,478        7,093       15,996       13,652        9,854         5,525
                    --------     --------     --------     --------     --------   -----------
Income before
 cumulative
 effect of
 change in
 accounting
 principle and
 extraordinary
 loss...........       7,387       12,584       24,030       21,730       15,317         8,401
Cumulative
 effect of
 change in
 accounting for
 post-retirement
 benefits(2)....         600           --           --           --           --            --
Extraordinary
 loss on write-
 off of debt
 issuance costs,
 net of income
 taxes of $639..          --           --           --           --           --            --
                    --------     --------     --------     --------     --------   -----------
Net income
 (loss).........    $  6,787     $ 12,584     $ 24,030     $ 21,730     $ 15,317   $     8,401
                    ========     ========     ========     ========     ========   ===========
                          Three Months Ended
                  --------------------------------------
                   March 31,    March 31,    March 31,
                     1998         1999         1999
                  ------------ ------------ ------------
                                 Actual     As Adjusted
                               ------------ ------------
                  (unaudited)  (unaudited)  (unaudited)
Net sales.......      $58,143      $45,120      $45,120
Cost of goods
 sold...........       45,321       38,832       38,832
                  ------------ ------------ ------------
Gross profit....       12,822        6,288        6,288
Selling, general
 and
 administrative
 expenses.......        2,841        1,931        1,931
                  ------------ ------------ ------------
Operating
 income.........        9,981        4,357        4,357
Interest
 expense(1).....          396        3,890        3,957
Other (income)
 expenses, net..          (55)        (108)        (108)
                  ------------ ------------ ------------
Income before
 taxes,
 cumulative
 effect of
 change in
 accounting
 principle, and
 extraordinary
 loss...........        9,640          575          508
Income tax
 expense........        3,711          220          194
                  ------------ ------------ ------------
Income before
 cumulative
 effect of
 change in
 accounting
 principle and
 extraordinary
 loss...........        5,929          355          314
Cumulative
 effect of
 change in
 accounting for
 post-retirement
 benefits(2)....           --           --           --
Extraordinary
 loss on write-
 off of debt
 issuance costs,
 net of income
 taxes of $639..           --        1,029        1,029
                  ------------ ------------ ------------
Net income
 (loss).........      $ 5,929      $  (674)     $  (715)
                  ============ ============ ============

                                                   Fiscal Year Ended
                     -----------------------------------------------------------------------------
                     December 31, December 31, December 31, December 31, December 31, December 31,
                         1994         1995         1996         1997         1998         1998
                     ------------ ------------ ------------ ------------ ------------ ------------
                                                                            Actual    As Adjusted
                                                                         ------------ ------------
Other Data:                                                                           (unaudited)
Depreciation and
 amortization (3)..    $ 7,801      $ 8,223      $  6,085     $  6,759     $  7,399      $  7,399
Capital
 expenditures.....       1,942        8,311        21,983        7,275       11,299        11,299
EBITDA............      25,640       31,543        46,236       44,423       36,975        36,975
Cash flows from
 operating
 activities(4)....      11,705       17,561        22,791       19,898       29,471        23,383
Cash flows from
 investing
 activities.......      (1,925)      (8,268)      (25,425)      (7,275)     (11,283)      (11,283)
Cash flows from
 financing
 activities.......      (6,500)     (16,666)        2,778      (12,759)     (18,199)      (18,199)
Ratio of earnings
 to fixed
 charges..........         3.6x         6.8x         17.4x        14.5x         6.1x          1.9x
Balance Sheet Data
 (at period end):
Working capital...     $45,534      $40,745      $ 39,702     $ 51,799     $ 53,424      $ 54,072
Total assets......      95,592       97,029       123,784      136,476      136,766       138,234
Total debt:
 Senior credit
  facility........          --           --            --           --     $ 86,000      $ 56,150
 Senior
  subordinated
  credit
  facility........          --           --            --           --       65,000            --
 Old notes, net of
  discount........          --           --            --           --           --        98,000
 Other............     $35,000      $17,500      $ 36,276     $ 25,000           --            --
                       -------      -------      --------     --------     --------   -----------
  Total debt......     $35,000      $17,500      $ 36,276     $ 25,000     $151,000      $154,150
                       =======      =======      ========     ========     ========   ===========
Stockholder's
 equity
 (deficit)........      45,030       57,614        66,480       83,297      (38,176)      (39,205)

                             Three Months Ended
                     --------------------------------------
                      March 31,    March 31,    March 31,
                        1998         1999         1999
                     ------------ ------------ ------------
                                    Actual     As Adjusted
                                  ------------ ------------
Other Data:          (unaudited)  (unaudited)  (unaudited)
Depreciation and
 amortization (3)..  $     1,901  $     2,069  $     2,069
Capital
 expenditures.....         2,897        2,300        2,300
EBITDA............        11,882        6,426        6,426
Cash flows from
 operating
 activities(4)....        15,510        3,987        3,963
Cash flows from
 investing
 activities.......        (2,897)      (2,300)      (2,300)
Cash flows from
 financing
 activities.......       (11,468)      (1,685)      (1,685)
Ratio of earnings
 to fixed
 charges..........          21.5x         1.1x         1.1x
Balance Sheet Data
 (at period end):
Working capital...   $    53,331  $    50,628       50,628
Total assets......       135,203      136,847      136,847
Total debt:
 Senior credit
  facility........   $       --   $    53,000  $    53,000
 Senior
  subordinated
  credit
  facility........           --           --           --
 Old notes, net of
  discount........           --        98,033       98,033
 Other............        17,000          --           --
                     ------------ ------------ ------------
  Total debt......       $17,000  $   151,033  $   151,033
                     ============ ============ ============
Stockholder's
 equity
 (deficit)........        89,226      (38,850)     (38,850)

--------
(1) As adjusted interest expense for the year ended December 31, 1998 was calculated by multiplying the additional financing required to fund the affiliated transaction and related costs times the interest rate on the financing facilities (i.e., the senior credit facility and the exchange notes) as follows:


      Historical interest expense..................................  $ 4,517
      Interest on borrowings to complete the Affiliated Transaction
       (including the issuance of old notes) on September 30, 1999:
       Old notes/exchange notes
        (($100.0 million at 10.25%) X 75%).........................    7,688(a)
       Senior credit facility
        (($43.9 million at 8.0%) X 75%)............................    2,634(a)
       Amortization of debt discount...............................      200
       Amortization of debt issuance costs.........................      628
       Effect of the differential in interest rates between the old notes and the senior subordinated credit facility from
        October 1, 1998 to December 31, 1998.......................       95
                                                                     -------
                                                                     $15,762
                                                                     =======

  As adjusted interest expense for the three months ended March 31, 1999 was calculated by adjusting interest rates and related costs for financing under the old notes as follows:

      Historical interest expense..................................  $ 3,890
      Interest rate adjustment.....................................       50(b)
      Amortization of debt discount from January 1 to January 21,
       1999........................................................       12
      Amortization of debt issuance costs from January 1 to January
       21, 1999....................................................        5
                                                                     -------
                                                                     $ 3,957
                                                                     =======

  --------
  (a) Amount represents 75% of an annual amount since historical activity from October 1, 1998 to December 31, 1998 is already reflected in the historical expense amount.

  (b) Represents the difference in historical interest rates from the rates on the old notes/exchange notes from January 1, 1999 to January 21, 1999 (date old notes were sold).

   Interest on the senior credit facility was estimated at 8.0% based on an average 90 day LIBOR rate through September 30, 1998 and an estimated applicable margin as outlined in the facility's credit agreement. The interest on the exchange notes was based on the effective interest rate of 10.58%. If the interest rate on the senior credit facility changed 1/8%, interest expense would change by $134 for the year ended December 31, 1998.


(2) Attributable to BGF's adoption in 1994 of Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits other than Pensions."
(3) Amounts do not include amortization of debt issuance costs and original issue discount, which is included in interest expense.

(4) As adjusted cash flows from operating activities was calculated by decreasing net income by $(6,916) and $(41) for the fiscal year ended December 31, 1998 and the three months ended March 31, 1999, respectively, and increasing amortization on debt issuance costs and debt discount by $828 and $17 for the fiscal year ended December 31, 1998 and the three months ended March 31, 1999, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion together with our consolidated financial statements and related notes contained in this prospectus. You should carefully read the "Risk Factors" section of the prospectus for trends and uncertainties known to us that could cause our future results to differ materially from our reported financial information.

Overview

   Over the last five years, the demand for multi-layer printed circuit boards, which primarily use lightweight glass fiber fabrics, has been increasing. In contrast, over the last nineteen months, the demand for our heavyweight fabrics has been decreasing due to competitive pressures from Asian laminate producers. As a result, we have shifted our electronics glass fiber fabrics manufacturing capacity mix in recent years from heavyweight fabrics, which are typically used in rigid printed circuit boards, toward more technologically advanced and higher-margin lightweight fabrics. Beginning in the fourth quarter of 1997, we have experienced downward pricing pressures on our heavyweight glass fiber fabrics due to foreign exchange fluctuations between the dollar and various Asian currencies and over-capacity in Asian heavyweight fabrics manufacturing, which has led to increased imports of laminates and printed circuit boards into the U.S. from Asia. However, our sales of the higher-margin, lightweight glass fiber fabrics used in multi-layer printed circuit boards have continued to increase. We believe that currently, there is no cost-effective substitute for glass fiber fabrics that can satisfy the stringent quality and performance criteria demanded of printed circuit boards.

   From 1993 to 1998, our net sales of glass fiber fabrics to the electronics industry increased at a compound annual growth rate of 7.7%, from $73.2 million to $101.3 million. Over the same time period, net sales of heavyweight glass fiber fabrics to the electronics industry decreased slightly from $42.6 million to $41.9 million, and net sales of lightweight glass fiber fabrics to the electronics industry increased from $30.6 million to $59.4 million. In 1998, net sales of glass fiber fabrics to the electronics industry represented 50.2% of our net sales.

   In 1998 and in the first three months of 1999, we derived approximately 35.9% and 39.5%, respectively, of our net sales from the sale of products to the composites and filtration markets. Our sales to the composites market are dependent on new aircraft building programs and the refurbishment of existing aircraft. Our sales to the filtration market are dependent on environmental laws regulating emissions by industrial customers into the environment. We have continued to direct resources to these markets, which is demonstrated by an increase in net sales from $37.6 million in 1993 to $72.5 million in 1998.

   We purchase glass yarns, our principal raw material, primarily from two suppliers. While glass yarns have been in short supply from time to time, currently the supply is adequate. We generally have been able to pass through price increases in raw materials to our customers.

   The following table summarizes approximate net sales for each of the markets we serve, as classified by us, for the fiscal years ended December 31, 1996, 1997 and 1998 and for the three months ended March 31, 1998 and 1999.

                                         Fiscal Year Ended   Three Months Ended
                                            December 31,          March 31,
                                        -------------------- -------------------
                                         1996   1997   1998    1998      1999
                                        ------ ------ ------ --------- ---------
                                                 (dollars in millions)
Electronics:
  Lightweight fabrics.................. $ 46.1 $ 57.6 $ 59.4     $17.1     $15.3
  Heavyweight fabrics..................   69.0   65.7   41.9      13.3       5.5
Composites.............................   31.2   45.7   52.3      14.7      11.8
Filtration.............................   21.7   22.8   20.2       4.4       6.0
Commercial.............................   11.5   11.0   10.1       2.8       2.4
Insulation.............................   10.3    9.0    8.1       2.1       1.9
Construction...........................    5.4    6.1    9.8       3.7       2.2
                                        ------ ------ ------ --------- ---------
    Total net sales.................... $195.2 $217.9 $201.8     $58.1     $45.1
                                        ====== ====== ====== ========= =========

Results of Operations

The following table summarizes our historical results of operations as a percentage of net sales for the years ended December 31, 1996, 1997 and 1998 and for the three months ended March 31, 1998 and 1999:

                                                                   Three
                                                                  Months
                                           Fiscal Year Ended       Ended
                                             December 31,        March 31,
                                           -------------------  ------------
                                           1996   1997   1998   1998   1999
                                           -----  -----  -----  -----  -----
Net sales................................. 100.0% 100.0% 100.0% 100.0% 100.0%
Cost of goods sold........................  74.2   78.2   80.5   77.9   86.1
                                           -----  -----  -----  -----  -----
  Gross profit............................  25.8   21.8   19.5   22.1   13.9
Selling, general and administrative
 expenses.................................   5.2    4.5    4.8    4.9    4.3
                                           -----  -----  -----  -----  -----
  Operating income........................  20.6   17.3   14.7   17.2    9.6
Other (income) expenses:
  Interest expense........................   1.1    1.1    2.2    0.7    8.6
  Other expenses, net.....................  (1.0)   0.0    0.0   (0.1)  (0.2)
                                           -----  -----  -----  -----  -----
    Income before taxes and extraordinary
     loss.................................  20.5   16.2   12.5   16.6    1.2
Income tax expense........................   8.2    6.2    4.9    6.4    0.5
                                           -----  -----  -----  -----  -----
    Income before extraordinary loss......  12.3   10.0    7.6   10.2    0.7
Extraordinary loss on write-off of debt
 issuance costs, net of income taxes of
 $639.....................................   0.0    0.0    0.0    0.0    2.3
                                           -----  -----  -----  -----  -----
    Net income............................  12.3%  10.0%   7.6%  10.2%  (1.6)%
                                           =====  =====  =====  =====  =====

Three Months Ended March 31, 1999 Compared to Three Months Ended March 31, 1998

   Net Sales. Net sales decreased $13.0 million, or 22.4%, to $45.1 million in the three months ended March 31, 1999 from $58.1 million in the three months ended March 31, 1998, primarily due to a decrease of $7.8 million, or 58.6%, in the sales of heavyweight fabrics used in rigid printed circuit boards and a decrease of $2.9 million, or 19.7%, in the sales in the composites market due to a slow demand for carbon and Kevlar products.

   Gross Profit Margins. Gross profit margins decreased from 22.0% in the three months ended March 31, 1998 to 14.0% in the three months ended March 31, 1999 due primarily to lower volumes resulting in less absorption of fixed costs as well as price pressures in the electronics segment.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased to 4.3% from 4.8% of net sales in the three months ended March 31, 1999 and 1998, respectively. This was primarily due to significantly lower accruals for profit sharing, retirement and executive bonuses to take into account the current profitability of BGF as well as lower sales commissions to agents because of lower export sales. Accruals for profit sharing, retirement and executive bonuses were $768,000 for the three months ended March 31, 1999 and $1,804,000 for the three months ended March 31, 1998. Export sales commissions were $58,000 for the three months ended March 31, 1999 and $192,000 for the three months ended March 31, 1998.

   Operating Income. As a result of the aforementioned factors, operating income decreased $5.6 million to $4.4 million, or 9.7% of net sales, in the three months ended March 31, 1999, from $10.0 million, or 17.2% of net sales, in the three months ended March 31, 1998.

   Interest Expense. Interest expense increased $3.5 million to $3.9 million in the three months ended March 31, 1999 from $0.4 million in the three months ended March 31, 1998, due to the increase in debt, which was incurred on September 30, 1998 in order to loan BGF's parent company, Glass Holdings Corp., funds to enable AGY Holdings, Inc., a wholly owned subsidiary of Glass Holdings, to purchase a 51% ownership interest in Advanced Glassfiber Yarns LLC.

   Income Tax Expense. The effective tax rate in the three months ended March 31, 1999 and 1998 of 38.3% and 38.5%, respectively, was higher than the federal statutory rate of 35.0% primarily due to state income taxes.

   Net Income. As a result of the aforementioned factors, net income decreased $6.6 million to a loss of $0.7 million in the three months ended March 31, 1999 from $5.9 million in the three months ended March 31, 1998.

Fiscal Year Ended December 31, 1998 Compared to Fiscal Year Ended December 31, 1997

   Net Sales. Net sales decreased $16.1 million, or 7.4% to $201.8 million in 1998 from $217.9 million in 1997, due primarily to a decrease of $23.8 million, or 36.2%, in sales of heavyweight fabrics used in rigid printed circuit boards.

   Sales of our products in the composites market increased $6.6 million, or 14.4%, from $45.7 million in 1997 to $52.3 million in 1998 due to strong purchases of carbon, aramid and glass fabrics by the aerospace industry.

   Sales in the construction market increased $3.7 million, or 60.7%, from $6.1 million in 1997 to $9.8 million in 1998 primarily due to strong export sales. Sales in our other markets decreased $2.6 million due to decreased sales in the filtration, commercial, and insulation markets, partially offset by increases in sales of lightweight fabrics used in the electronics market.

   Gross Profit Margins. Gross profit margins decreased from 21.8% in 1997 to 19.5% in 1998 due primarily to lower capacity utilization and price pressures in heavyweight fabrics used in rigid printed circuit boards.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses have remained relatively constant at 4.8% and 4.5% of net sales for the years ended 1998 and 1997, respectively.

   Operating Income. As a result of the aforementioned factors, operating income decreased $8.1 million to $29.6 million, or 14.7% of net sales in 1998 from $37.7 million or 17.3% of net sales in 1997.

   Interest Expense. Interest expense increased $2.1 million to $4.5 million in 1998 from $2.4 million in 1997. This increase was primarily due to the increase in our debt, which was incurred on September 30, 1998, in order to loan our parent company, Glass Holdings, funds to enable AGY Holdings, a wholly owned subsidiary of Glass Holdings, to purchase a 51% ownership interest in Advanced Glassfiber Yarns.

   Income Tax Expense. The effective tax rate in 1998 of 39.1% and in 1997 of 38.6% was higher than the federal statutory tax rate of 35.0% primarily due to state income taxes.

   Net income. As a result of the aforementioned factors, net income decreased $6.4 million to $15.3 million in 1998 from $21.7 million in 1997.

Fiscal Year Ended December 31, 1997 Compared to Fiscal Year Ended December 31, 1996

   Net Sales. Net sales increased $22.7 million, or 11.6%, to $217.9 million in 1997 from $195.2 million in 1996. Sales in the electronics market increased $8.2 million, or 7.1%, to $123.3 million in 1997 from $115.1 million in 1996 due primarily to strong demand in the electronics industry, as well as a shift in product mix toward higher margin lightweight fiber fabrics. The effect of this increased volume was offset in part by price decreases in sales of heavyweight fabrics to Asia in the electronics market. Sales in the composites market increased $14.5 million, or 46.5%, from $31.2 million in 1996 to $45.7 million in 1997, due primarily to increased purchases of carbon fabrics by the aerospace industry. Net sales in other markets remained relatively unchanged.

   Gross Profit Margins. Gross profit margins decreased from 25.8% in 1996 to 21.8% in 1997 due to a decrease in the price of heavyweight fiber fabrics sold to Asia and start-up costs associated with the South Hill, Virginia facility.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $0.5 million to $9.7 million, or 4.5% of net sales, in 1997 from $10.2 million, or 5.2% of net sales, in 1996. This decrease was primarily due to continued cost controls by management and lower professional service expenses.

   Operating Income. As a result of the aforementioned factors, operating income decreased $2.5 million to $37.7 million, or 17.3% of net sales, in 1997 from $40.2 million or 20.6% of net sales, in 1996.

   Interest Expense. Interest expense increased $0.4 million to $2.4 million in 1997 from $2.0 million in 1996. This increase was primarily due to an increase in the interest rates on outstanding debt in 1997 and higher average borrowings throughout the year as a result of a distribution to Glass Holdings to fund the equity of Shanghai Porcher Industries Co., Ltd., a PRC Company and Belmont of America, Inc.

   Income Tax Expense. The effective tax rate in 1997 of 38.6% and in 1996 of 40.0% was higher than the federal statutory tax rate of 35.0% primarily due to state income taxes.

   Net Income. As a result the aforementioned factors, net income decreased $2.3 million to $21.7 million in 1997 from $24.0 million in 1996.

Liquidity and Capital Resources

   Historically, our primary sources of liquidity have been cash flow from operations and borrowings under our credit facilities. Our future need for liquidity will arise primarily from interest payable on the notes and our senior credit facility, principal payments on the senior credit facility beginning in December 1999 and the funding of our capital expenditures and working capital requirements. See "Description of Other Indebtedness Senior to the Exchange Notes." We have no mandatory payments of principal on the notes scheduled prior to their maturity.

   Net Cash Provided by Operating Activities. Net cash provided by operating activities was $4.0 million for the three months ended March 31, 1999. BGF's net operating cash was primarily a result of depreciation of $2.0 million and a decrease of inventory of $1.2 million. Net cash provided by operating activities was $29.5 million in 1998. Our net operating cash was primarily a result of net income of $15.3 million, depreciation of $7.2 million and decreases in accounts receivable of $11.9 million. Net cash provided by operating activities was $19.9 million for the year ended December 31, 1997 and was primarily the result of net income of $21.7 million and depreciation of $6.6 million, offset by increases in working capital. Net cash provided by operating activities was $22.8 million for the year ended December 31, 1996, and was primarily the result of net income of $24.0 million and depreciation of $6.0 million, offset by increases in working capital.

   Net Cash Used in Investing Activities. Net cash used in investing activities was $2.3 million for the three months ended March 31, 1999 and was the result of purchases of property, plant and equipment. Net cash used in investing activities was $11.3 million in 1998, and was primarily the result of purchases of property, plant and equipment. Net cash used in investing activities was $7.3 million for the year ended December 31, 1997, and was the result of purchases of property, plant and equipment. Net cash used in investing activities was $25.4 million for the year ended December 31, 1996, and was primarily the result of purchases of property, plant, and equipment of $22.0 million, of which $13.9 million was related to the construction of phase one of our lightweight fabrics facility in South Hill, Virginia. Net cash used in investing activities in 1996 was also impacted by our payment of approximately $3.5 million in connection with a U.S. federal income tax settlement relating to Porcher Industries' purchase of us in 1988.

   Net Cash Used in Financing Activities. Net cash used in financing activities was $1.7 million for the three months ended March 31, 1999 primarily due to payments on the senior subordinated debt of $65.0 million and net payments on the revolving credit facility of $33.0 million offset by proceeds from notes of $98.0 million. Net cash used in financing activities was $18.2 million in 1998, resulting primarily from a loan to our parent, Glass Holdings, of $136.8 million, payments on long-term debt and other debt of $37.0 million and $4.6 million of debt issuance costs offset by borrowings under our senior credit facility and senior subordinated credit facility of $163.0 million. Net cash used in financing activities was $12.8 million for the year ended December 31, 1997, and was primarily a result of net payments on debt of $11.3 million, as well as a distribution to Glass Holdings of $4.9 million. This was offset by an increase in the book overdraft of $3.5 million. Net cash provided by financing activities was $2.8 million for the year ended December 31, 1996, which was primarily due to the net borrowings on the working capital line of credit of $27.5 million offset by payments on long-term debt of $8.8 million and a distribution to Glass Holdings of $15.2 million.

   Indebtedness and Other Matters. At March 31, 1999, we had outstanding $153.0 million of long-term debt, consisting of $53.0 million under our senior credit facility and $100.0 million under our old notes. On January 21, 1999, BGF issued $100.0 million of 10.25% Senior Subordinated Notes ($98 million net of discount) due 2009. The net proceeds to BGF from the sales of the old notes were approximately $94.9 million, after deducting the initial purchaser's discount and expenses. BGF used the net proceeds from the offering to repay all $65.0 million of indebtedness under the senior subordinated credit facility and $29.9 million of indebtedness under the revolver under our senior credit facility. Upon the repayment of the $65.0 million of indebtedness under the senior subordinated credit facility, the facility was terminated. The credit agreement governing the senior credit facility requires us to maintain the minimum net worth, debt to equity, cash flow and current ratio requirements described in "Description of Other Indebtedness Senior to the Exchange Notes-- Covenants and Events of Default."

   We do not believe that our current exposure to changes in interest rates under the senior credit facility will have a material adverse effect on our business, financial condition or results of operations. We have entered into interest rate swap agreements to hedge our exposure to changes in interest rates under the senior credit facility term loan such that our exposure under the term loan will not have a material adverse effect on our business, financial condition or results of operations.

   On September 30, 1998, we entered into a credit agreement with various lenders and First Union National Bank, as Agent, pursuant to which these lenders have provided us with our senior secured credit facility in an aggregate amount of up to $125.0 million. This senior credit facility consists of:

  . a five-year revolving credit facility in an aggregate principal amount of up to $75.0 million; and

  . a six-year amortizing term loan in an aggregate principal amount of $50.0 million.

 The revolver includes:

  . a swingline loan facility with a $5.0 million sublimit; and

  .  a letter of credit facility with a $20.0 million sublimit.

   The term loan is payable in twenty consecutive fiscal quarterly installments commencing on December 31, 1999 and ending on September 30, 2004. Installments are as follows:

   Installments                                                     Amount
   ------------                                                     ------
   1 through 4...............................................  $1.0 million each
   5 through 8............................................... $1.75 million each
   9 through 12..............................................  $2.5 million each
   13 through 16............................................. $3.25 million each
   17 through 20.............................................  $4.0 million each

As of March 31, 1999, we had outstanding borrowings under the revolver of $3.0 million ($72.0 million remained available for borrowings) and had fully drawn down the term loan. See "Description of Other Indebtedness Senior to the Exchange Notes."

   We also entered into a senior subordinated credit facility on September 30, 1998 which provided for a loan in the aggregate principal amount of $65.0 million. The senior subordinated credit facility, which was drawn down in full on December 31, 1998 in connection with the affiliated transaction, was repaid with the proceeds of the offering of the old notes and then terminated. See "Description of Other Indebtedness Senior to the Exchange Notes."

   Interest on the term loan under the senior credit facility and the exchange notes is anticipated to approximate $14.3 million in 1999. Principle payments committed under the term loan for 1999 are $1.0 million.

   On September 30, 1998, AGY Holdings purchased a 51% ownership interest in Advanced Glassfiber for aggregate consideration of approximately $338.9 million, including post-closing adjustments. In connection with the acquisition, we loaned Glass Holdings approximately $138.6 million to provide Glass Holdings a portion of the capital necessary to fund the acquisition. We raised the proceeds for this loan by borrowing:

  .  $88.4 million under the senior credit facility; and

  .  $65.0 million under the senior subordinated credit facility.

Our loan to Glass Holdings is evidenced in part by promissory notes that bear interest at our "cost of funds rate" for the calendar year immediately preceding the date on which any interest is due. With respect to any period of determination, the "cost of funds rate" means a rate per annum equal to the blended interest rate, as reasonably calculated by us, applicable to our borrowings during that period, related to indebtedness we incurred to fund the loan to Glass Holdings. Accrued interest is due and payable on the first business day of February of each year commencing on February 1, 1999 and on any date on which any principal is due. The promissory notes are payable on October 31, 2008 or on a later date as we and Glass Holdings may agree to. Payments made pursuant to the promissory notes are expected to be offset by other of our cash distributions to Glass Holdings, if any, and therefore, the promissory notes should not be considered a source of liquidity. Further, we have no commitment or plans to make dividends or other distributions in 1999 and the senior credit facility restricts our ability to pay dividends and other distributions. See "Use of Proceeds," "Capitalization," "The Affiliated Transaction" and "Relationships and Related Party Transactions."

   In connection with AGY Holdings' purchase of a 51% ownership interest in Advanced Glassfiber, Advanced Glassfiber will step up the basis of AGY Holdings' share of Advanced Glassfiber's assets, including goodwill. Depreciation and amortization of the stepped-up basis will allow the consolidated U.S. tax group of Porcher Industries (which includes BGF, hereinafter the "Porcher U.S. Tax Group") to significantly reduce its tax liability, and as a result, the Porcher U.S. Tax Group has agreed to defer the receipt of annual distributions which AGY Holdings would otherwise be required to make in order to fund the Porcher U.S. Tax Group's tax liability, to the extent that the taxes relate to income earned by AGY Holdings. The deductions for amortization of goodwill may be challenged by the Internal Revenue Service. If the amortization deductions are disallowed, AGY Holdings will be required to distribute all accumulated annual deferred distributions to the extent that both before and after the distribution there is not a default under its senior credit facility or its senior subordinated notes. Moreover, all deferred distributions would cease, and AGY Holdings would have to pay in full all future distributions for taxes to the Porcher U.S. Tax Group. Based on the purchase price paid by AGY Holdings for its purchase of a 51% ownership interest in Advanced Glassfiber, and a 15 year amortization period, the maximum annual deferred distribution will be $6.8 million. The actual amounts of deferred distributions may be less if the Porcher U.S. Tax Group's share of taxes due with respect to income earned by BGF is less than $6.8 million.

   We believe that Advanced Glassfiber will have sufficient funds available under its senior credit facility and available cash to fund any potential tax liability resulting from the disallowance of the amortization deductions. However, since we are a member of the same consolidated group as AGY Holdings for U.S. federal income tax purposes, we may be liable for any unpaid amounts in the event Advanced Glassfiber has insufficient funds to make distributions to AGY Holdings to pay its tax liability in full or if all accumulated annual deferred distributions are less than the tax liability. Based on our current level of operations, we believe that cash flow from operations and borrowings under our senior credit facility will be adequate to fund any tax liability imposed upon us as a result of the IRS disallowing the amortization deductions. However, we cannot assure you that we will generate sufficient cash from operations or that our future borrowings will be available under the senior credit facility to pay any tax liability resulting from the disallowance of the amortization deductions.

   Capital Expenditures. We have historically financed our capital expenditures through cash flow from operations and borrowings under our credit facilities. Capital expenditures were $2.3 million for the three months ended March 31, 1999, and $22.0 millions, $7.3 million and $11.3 million for the years ended December 31, 1996, 1997 and 1998, respectively. The principal capital expenditures during this period included:

     (1) a total of $16.2 million in 1996 and 1997 for the construction of the first phase of our lightweight fabrics facility in South Hill, Virginia and the acquisition of new weaving looms and finishing equipment;

     (2) a total of $0.8 million and $3.7 million in 1997 and 1998, respectively, for the construction of the yarns manufacturing facility at the lightweight fabrics facility;

     (3) $1.8 million in 1998 and $1.6 million for the three months ended March 31, 1999 of a $4.0 million new non-woven line for insulation applications; and

     (4) $1.4 million in 1998 for the beginning of the second phase of our lightweight fabrics facility in South Hill, Virginia.

  We are anticipating total capital expenditures in 1999 to be approximately
     $7.0 million.

   Our ability to make scheduled payments of principal of, or to pay the interest or liquidated damages, if any, on, or to refinance our indebtedness, including the notes, or to fund planned capital expenditures will depend on our future performance. Our future performance, to some extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based upon the current level of our operations, we believe that cash flow from operations and available cash, together with availability under the senior credit facility, will be adequate to meet our future liquidity needs for at least the next two years. However, we cannot assure you that we will generate sufficient cash flow from operations or that future borrowings will be available under the senior credit facility in an amount sufficient to enable us to service our indebtedness, including the notes, or to fund our other liquidity needs. In addition, we may need to refinance all or a portion of the principal of the notes on or prior to maturity. We cannot assure you that we will be able to effect any refinancing on commercially reasonable terms or at all. See "Risk Factors--As a result of our significant debt, we may not be able to meet our obligations or obtain additional financing for capital expenditures or other beneficial activities on favorable terms," "Description of Other Indebtedness Senior to the Exchange Notes" and "Description of Exchange Notes."

Market Risk

   Our senior credit facility is subject to market risks, including interest rate risk. Our financial instruments are not currently subject to foreign currency risk or commodity price risk. We have no financial instruments held for trading or speculative purposes.

   We are exposed to market risk related to changes in interest rates on borrowings under our senior credit facility. The senior credit facility bears interest based on LIBOR.

   We entered into an interest rate swap agreement to manage our exposure to interest rate changes under the senior credit facility. The swap involves the exchange of fixed and variable interest rate payments based on a contractual principal amount and time period. Payments or receipts on the agreement are recorded as adjustments to interest expense. At March 31, 1999, we had an interest rate swap agreement effective through September 30, 2004 on an initial notional amount of $50.0 million. Under this agreement, we have secured a fixed LIBOR rate of interest of 5.04% on the notional amount which is reduced in a manner consistent with the amortization of the principal on our term loan. This swap effectively changes our payment of interest on $50.0 million of variable rate debt for the contract period.

   The fair value of the interest rate swap agreement represents the estimated receipts or payments that would be made to terminate the agreement. At March 31, 1999, we would have received approximately $984,000 to terminate the agreement. A 1% decrease in LIBOR would decrease the amount received by approximately $75,000. The fair value is based on dealer quotes, considering current interest rates.

Impact of Inflation

   We generally attempt to pass cost increases on to our customers. Costs are affected by, among other things, inflation, and we may experience the effects of inflation in future periods. We believe, however, that inflation has not had a material impact on us during the past three years.

Impact of New Accounting Pronouncements

   Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" became effective in 1998. We have provided comparative disclosures in accordance with the provisions of this statement.

   SFAS No. 132, "Employers' Disclosure About Pensions and Other Postretirement Benefits," became effective in 1998. We have provided comparative disclosures, which include prior period information, in accordance with the provisions of this statement.

   On June 15, 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. We anticipate that, due to our limited use of derivative instruments, the adoption of SFAS 133 will not have a significant effect on our results of operations or financial position.

   Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities"' defines these costs and requires that they be expensed as incurred. This pronouncement is effective for financial statements for fiscal years beginning after December 15, 1998 although earlier adoption is encouraged. We will adopt this pronouncement effective January 1, 1999 and do not believe that it will materially affect our reported results of operations or financial condition upon adoption.

Seasonality

   Our business is not materially subject to seasonality.

Year 2000

   Many computer programs use only two digits to identify a year in a date field within the program (e.g., "98" or "02") often meaning that the program will fail to distinguish dates in the "2000s" from dates in the "1900s." If not corrected, computer applications making calculations and comparisons in different centuries may cause inaccurate results, or fail by or at the Year 2000.

   Risks Presented. These Year 2000 issues are of particular importance to us. We recognized that many of the systems and equipment we use to conduct and manage our business were at risk for Year 2000 compliance. If these risks are not assessed and remediated, our ability to continue normal business operations could be substantially impaired, including our ability to manufacture our products. We also recognized that Year 2000 related issues could adversely affect the operations and financial performance of our material suppliers and customers. Any of these issues, if not addressed properly, could have a material adverse effect on our business, financial condition and results of operations.

   Business Systems. We operate two mission-critical business systems to run our business. We purchased the primary of these two systems in 1990, modified the system to conform it to our business needs and then installed it in stages between 1990 and 1993. This system is necessary for us to successfully process orders, manufacture products, ship products, bill customers and collect data for both internal and external reporting requirements. Our other mission-critical business system is a financial package which we purchased and installed recently in January 1999. This system is used for general accounting purposes. We have developed an interface between these two systems, so that relevant data can be transported from one to the other. Our business systems also include other third-party software that has been installed on approximately 250 personal computers located throughout our various facilities. Our employees using such software have also at times modified various modules of such software to improve business functions. We do not consider these modified applications as mission-critical, however.

   Embedded Technology. We employ a large amount of manufacturing equipment, as well as systems which operate business functions such as e-mail, telephones and security. As mentioned above, we also utilize approximately 250 personal computers in our business. These systems, pieces of equipment and computer hardware could contain embedded technology that is not Year 2000 compliant.

   Our Year 2000 Efforts. Since 1997, we have been working to achieve Year 2000 readiness. Our Year 2000 efforts have been focused on mission-critical issues and are being directed by our Information Systems
Department, with frequent interaction with our senior management. The Information Systems Department is responsible for:

  (1) identifying systems and applications that may be affected by Year 2000 issues;

  (2) evaluating and/or developing alternatives for affected systems, including modifying, replacing or discontinuing the systems; and

  (3) converting, testing and implementing affected systems to ensure that the systems and their applications are Year 2000 compliant.

   We refer to these phases as (1) The Identification Phase; (2) The Evaluation Phase; and (3) The Conversion, Testing and Implementation Phase.

   Our Information Systems Department is also responsible for evaluating the Year 2000 readiness of our primary vendors and customers. It is also responsible for developing contingency plans in the event we or our primary vendors or customers are not Year 2000 ready on a timely basis.

  Specifics of Phases.

      .Business Systems.

     Identification Phase. With regard to our business systems, in 1997, we purchased specialty software to run against the "library" of approximately 1,200 programs that make up our business systems. This specialized software is designed to identify programs that contain fields that could be date-oriented and thus susceptible to Year 2000 issues. Approximately 50% of our 1,200 programs were identified as containing date-oriented fields. We completed this work in March 1998.

     Evaluation Phase. The Evaluation Phase then consisted of our individually reviewing the date fields of each of the identified programs to determine whether that program would need to be modified, replaced or discontinued. We prioritized our review of the programs by difficulty level, reviewing the more complex of the programs first. As a result of these evaluations, we determined that we would need to address approximately 80-90% of the programs identified as containing date fields. Our scheduled work in this phase was complete as of June 1998. However, we were recently informed by the manufacturer of our financial package that one of the databases in this package would need to be upgraded due to Year 2000 issues. This upgrade is scheduled for July 1999.

     Conversion, Implementation and Testing Phase. We completed the remediations necessary to programs relating to our PC-based software in March 1999 and the remediations necessary to our other business systems, other than our financial package, in April 1999. We expect to complete the necessary upgrade to one of the databases in our financial package by the end of July 1999. This is the only other necessary modification that we are presently aware of. As we modify programs, we put them back into operation and test them. Based on our evaluation efforts, we have not been required to replace or discontinue any of our business systems.

      .Embedded Technology.

     Identification Phase. Beginning in early 1998, we developed a list of specific manufacturing equipment and computer hardware that might contain technology susceptible to Year 2000 issues. We developed this list through communications among our various plant managers, machinery operators, MIS personnel and other of our personnel, as well as discussions with the various manufacturers of our equipment and hardware. After the list was compiled, we created an internal database outlining the specifics on the equipment and hardware and assigned responsibility for evaluating and performing the necessary remedial efforts for each one. This phase was completed in November 1998.

     Evaluation Phase. We consistently updated our database of equipment and hardware as our Evaluation Phase progressed. We have evaluated all of the items identified as potentially having Year 2000 related issues. Typically, our evaluation involved seeking representatives from the manufacturer that their equipment or hardware is Year 2000 compliant and/or manually running Year 2000 regression tests ourselves against the equipment/hardware. We completed this phase in April 1999.

     Conversion, Testing and Implementation Phase. As a result of our evaluation efforts, we determined that the computers/equipment used to monitor some of our looms at one of our manufacturing facilities would need to be upgraded. The manufacturer of this hardware is scheduled to perform and complete this upgrade in September 1999. We are already operating the same, upgraded, loom monitoring equipment at another of our manufacturing facilities. The upgraded equipment passed our Year 2000 tests. Other than this loom monitoring system, we replaced the telephony system for our corporate offices in April 1999. We did not identify any other necessary material modifications or replacements pertaining to embedded technology. Otherwise, we have made some immaterial modifications to equipment and purchased some hardware to upgrade some of our older PCs because of Year 2000 issues. As each of these projects have been completed, we have put the specific equipment back into operation and run tests for Year 2000 compliance. We expect to complete this phase in September 1999 when the loom monitoring system will be upgraded.

   State of Readiness. The following table shows our progress as of May 20, 1999 through each phase of our Year 2000 efforts for our business systems and PC-based software, as well as for embedded technology:

                                  Business Systems               Embedded Technology
                         ----------------------------------- ---------------------------
                                            Actual/Estimated    %      Actual/Estimated
         Phase               % Complete     Completion Date  Complete  Completion Date
         -----           ------------------ ---------------- -------- ------------------
Identification..........        100%           3/31/1998       100%       11/30/1998
Evaluation..............        100%           6/30/1998       100%        4/30/1999
Conversion, Testing and  PC-based software:    3/31/1999        98%    Loom monitoring
 Implementation.........        100%                                  systems: 9/30/1999
                             Other: 99%        7/31/1999               Other: 4/30/1999


   Third Parties. Aside from the manufacturers of the personal computers and manufacturing equipment we use to run our business, the third parties which we rely on most heavily are our suppliers of raw materials, energy and services, as well as our customers. We purchase our resources from several vendors and sell our products to a number of customers for a wide variety of applications. However, if a significant number of these vendors or customers fail to be Year 2000 ready, it could prevent or substantially impair our ability to transact business with them as usual. We would then need to find alternative supplies of these resources or customers for our products. If we could not find or were delayed in finding, alternatives, it could have a material adverse effect on our business, results of operations and financial condition.

   In addition to our suppliers of equipment, which we discussed above, we have also identified our key vendors of raw materials, energy and services. We have contacted each of these suppliers regarding their plans for dealing with Year 2000 issues and have received responses from approximately 95% of them. We are in the process of following up with suppliers who have not yet responded to us. Also, beginning in the first quarter of 1999, we began to survey our major customers as to their preparations for the Year 2000 and any anticipated changes in their purchases from us related to this issue. Of the responses we have received to date, we have not identified any material issues regarding the Year 2000 readiness of our major vendors and customers. However, we cannot assure you that our vendors and customers will be Year 2000 ready. If any of our material vendors or customers fail to be Year 2000 ready, it could have an adverse material effect on our business and results of operations.

   Costs. We are currently using mainly internal resources to address our Year 2000 issues. We estimate that we have and will continue to use the equivalent of 2 full time members of our Information Systems Department to implement our Year 2000 efforts. Also, in October 1998, we retained a programmer on a temporary basis to assist us on Year 2000 modifications. We retained this programmer through mid-April 1999. Costs associated with our Year 2000 efforts are being expensed as incurred through our normal budget with no additional funding allocated to the Information Systems Department. We currently estimate that our total overall costs related to our Year 2000 efforts will be approximately $400,000. Expenses incurred through May 20, 1999 were approximately $375,000. We cannot assure you, however, that as we progress through the final phases of our Year 2000 efforts, that we will not identify further issues that could cause our costs to become material. A material increase in our Year 2000 costs could have a material adverse effect on our financial condition and results of operations.

   Worst Case Scenario and Contingency Plans. If our systems and equipment, or our material vendors and customers, are not Year 2000 ready on a timely basis, it could have a material adverse effect on our business, financial condition and results of operation. Excluding the potential impact of the Year 2000 issues of material third parties, which we are unable to control, a reasonable worst case scenario for our company would be if our identification and evaluation efforts had not adequately detected material Year 2000 issues and a material number of our mission-critical systems and equipment were rendered inoperable.

   In order to be ready for such a scenario, we are currently developing contingency plans, which we expect to have in place by the end of September 1999. Our contingency plans will include the development, where necessary, of additional manual work-arounds in the event of system failures. We plan to ensure that our staff is up-to-date on any such new procedures, as well as the manual procedures that already back-up our systems and have previously received ISO certification. Despite these efforts, because of the uncertain nature of the Year 2000, as well as the potential impact of third party Year 2000 issues, we cannot assure you that, when finalized, our contingency plans will be adequate.

   As we discuss above, currently, we are not aware of any Year 2000 issues that would materially affect our business or financial condition. However, we cannot assure you that our systems will be Year 2000 compliant on schedule, that Year 2000 related costs will not become material or that our contingency plans, when finalized, will be adequate. Furthermore, we are currently unable to anticipate the magnitude of the effect on us of the failure of any of our material vendors and customers to be Year 2000 ready. If any such risks, either with respect to our systems or our vendors or customers, materialize, they could have a material adverse effect on our business, financial condition and results of operations.

   The disclosures contained herein concerning Year 2000 are designated as "Year 2000 Readiness Disclosures" and are made pursuant to the Year 2000 Information and Readiness Disclosure Act. Compliance with the Act, however, does not preclude any claims that may arise under the federal securities laws. The estimates and conclusions related to our Year 2000 efforts contain forward looking statements and are based on our management's best estimates of future events. Risks to achieving Year 2000 compliance include the availability of resources, our ability to discover and correct potential Year 2000 sensitive problems which could have a serious impact on specific systems, equipment or facilities, and the ability of our material vendors and customers to make their systems Year 2000 compliant.

                                    BUSINESS

General

   Our business focuses on the production of value-added specialty woven and non-woven fabrics made from glass, carbon and aramid yarns. Both in both revenue and market share, we believe we are the second largest manufacturer of glass fiber fabrics and a leading producer of other high performance fabrics in North America. Our fabrics are a critical component in the production of a variety of electronic, filtration, composite, insulation, construction and commercial products. Our glass fiber fabrics are used by our customers in printed circuit boards, which are integral to virtually all advanced electronic products, including computers and cellular telephones. Our fabrics are also used by our customers to strengthen, insulate and enhance the dimensional stability of hundreds of products that they make for their own customers in various markets, including aerospace, transportation, construction, power generation and oil refining.

   We began our glass fiber product development efforts in cooperation with Owens Corning in 1938. As a result of our combined research and development efforts, glass fiber fabrics were available to the market by 1941. In 1947, we began to manufacture and sell glass fiber fabrics independently of Owens Corning. In 1951, we merged with Horace Linton & Brothers, a narrow tape manufacturer that had teamed with Owens Corning to develop and market glass fiber electrical insulation tapes. In 1956, we were acquired by Burlington and remained a division of Burlington until we were purchased in 1988 by Porcher Industries.

   BGF is a Delaware corporation. Our headquarters are located at 3802 Robert Porcher Way, Greensboro, North Carolina 27410, and our telephone number is
(336) 545-0011.

   The following is a glossary of technical terms we use throughout this prospectus and in our business:

   "Aramid yarn" means a category of man-made fibers, the most commonly recognized of which is Kevlar(R).

   "Carbon yarn" means yarn made from carbonized fibers used in woven fabrics to make composites.

   "Composite" means the use of fabric in conjunction with resin to make moulded parts, primarily for aircraft and aerospace applications.

   "Composites market" means the market for composites. Applications include aircraft interiors, helicoptor rotor blades and brake linings.

   "Filtration market" means the market for filtration applications, including cement production and carbon black production.

   "Heavyweight glass fiber fabric" means fabric made of fiberglass yarns used primarily in rigid printed circuit boards.

   "Lightweight glass fiber fabric" means fabric made of fiberglass yarns used primarily in multi-layer printed circuit boards.

   "Multi-layer printed circuit board" means a printed circuit board having multiple (more than two) layers of circuitry produced by stacking thin copper clad laminate cores.

   "Printed circuit board" means a plastic substrate on which electronic components are mounted within electronic devices.

   "Rigid printed circuit board" means a printed circuit board that has circuitry on one or both sides.

Industry Overview

   Glass fiber fabrics are a critical component in the production of numerous products in the electronics industry, including primarily printed circuit boards, as well as products in a variety of other markets that our customers supply to, including the aerospace, transportation, construction, power generation and oil refining markets. In general, the industry we compete in is characterized by:

  .  a limited number of domestic producers;

  . barriers to entry consisting primarily of a limited supply of raw materials;

  .  diversified downstream markets; and

  .  a lack of product substitutes.

   Limited Number of Domestic Producers. We are one of a limited number of major domestic manufacturers of glass fiber fabrics. We and our primary competitor, Hexcel/Clark-Schwebel, account for approximately 90% of domestic capacity, which is estimated to be 400 million yards. We estimate domestic market share as follows:

                                              Glass Fabric Domestic Market Share
                                              ----------------------------------
   Hexcel/Clark-Schwebel.....................                 50%
   BGF.......................................                 40%
   JPS Converter and Industrial..............                <10%

   The major competitors in the global glass fabric weaving industry are BGF/Porcher Industries, Hexcel/Clark-Schwebel, Nitto Boseki (Japan), Nan Ya Plastics (Taiwan) and Taiwan Glass (Taiwan). Although currently direct imports of glass fiber fabrics into the U.S. have been limited, increasing imports of laminates and rigid printed circuit boards from Asia have been impacting demand for domestically produced heavyweight glass fiber fabrics used in rigid printed circuit boards.

   Barriers to Entry. There are a limited number of major global suppliers of glass and carbon yarns to fabric producers such as BGF, and we have experienced supply shortages from time to time. Accordingly, we believe that it would be difficult for new competitors to ensure a constant and adequate supply of glass and carbon yarns. Additionally, the process of producing high quality glass fiber and other high performance fabrics requires extensive technological expertise and research and development capability, both of which require substantial know-how and capital compared to many less complex businesses.

   Diversified Markets and Uses. The unique characteristics of our fabrics make them critical components in a variety of products manufactured for sale in the electronics, composites, filtration, commercial, insulation and construction markets. Within each of these markets, our fabrics have a variety of applications, including:


  .  printed circuit boards                  .  helicopter blades


  .  telecommunications equipment            .  reinforced concrete


  .  filtration bags                         .  roofing materials


  .  heat shields                            .  wall coverings


  .  welding curtains                        .  filtration equipment


  .  aircraft laminates                      .  sporting goods

   Lack of Product Substitutes. For many applications of our products, there are a limited number of economical product substitutes, if any. For example, substantially all printed circuit boards for high-end electronics applications use glass fiber fabrics. The unique properties of glass fiber also make it a critical component in high temperature filtration and insulation products. In many composite products, only glass, carbon and aramid fibers can meet the requisite strength-to-weight ratios.

   Glass fiber fabrics are the reinforcement for the vast majority of high-end electronic products. Demand for electronics products has experienced substantial growth in recent years and is expected to continue to grow due to expanded applications, technological advancements and new computer products and systems introductions. We believe this growth is primarily attributable to the development of more complex and sophisticated electronic products, including cellular telephones, pagers, personal computers and portable computing devices, as well as the increasing electronic content of products in which such use has been historically absent or limited, such as automobiles, home appliances and medical equipment.

   The following chart illustrates the role of glass fiber fabric producers in the U.S. electronics industry supply chain based on estimated 1998 sales:

[Inverted pyramid appears here with the following text in 5 tiers, from top to bottom:
Electronics $403 Billion;
Printed Circuit Boards $7.8 Billion;
High Pressure Laminates $1.14 Billion;
Glass Fiber Fabrics $210 Million;
and Glass Fiber Yarn $155 Million.]

                             Sources: BGF estimates

   Glass fiber fabrics offer an excellent combination of properties from high strength to fire resistance. Wide ranges of yarn sizes and weave patterns provide broad design potential, enabling customers to choose the best combination of material performance, economics and product flexibility. Carbon fiber fabrics possess many of the same characteristics of glass fiber fabrics and provide higher strength and lighter weight in the products in which they are incorporated. Aramid fiber fabrics also share many of the same characteristics as glass fiber fabrics and are lighter in weight and provide greater impact resistance in the products in which they are incorporated.

Company Strengths

   We attribute our strong historical results and positive outlook for growth and profitability to the following factors:

   Leading Market Position. We have been a technological leader in producing glass fiber fabrics since we pioneered the industry with Owens Corning in the 1930s. We were the first to produce glass fiber fabrics, the first glass fiber fabric weaver to become ISO 9002 certified and the first to bring a variety of innovative products and manufacturing techniques to the market. We continue to capitalize on our strong position with an estimated 40% of domestic capacity in the North American glass fiber fabrics market.

   Attractive Industry Fundamentals. The glass fiber fabrics industry is characterized by a limited number of domestic manufacturers; barriers to entry consisting primarily of a limited supply of raw materials; diverse downstream markets; and a limited number of product substitutes. In addition, the electronics industry, which accounted for approximately half of our net sales and EBITDA in 1998, has experienced substantial growth in recent years and is expected to continue to grow due to expanded applications, technological advancements, and new computer products and systems introductions. According to PCI Quarterly Forecast, First Quarter 1999, the United States printed circuit board market is forecasted to grow from approximately $8.5 billion in

1998 to approximately $11.5 billion in 2003, representing a 6.2% compound annual growth rate. We cannot assure you, however, that our sales of glass fiber fabrics to this market will grow at a comparable rate.

   State-of-the-Art Facilities. To maintain our position as a technological leader in producing glass fiber fabrics for the electronics industry, we commenced operations at our 128,000 square foot facility in South Hill, Virginia in 1996. This facility is dedicated to the production of lightweight glass fiber fabrics for the electronics industry. Advanced Glassfiber leases segregated space at the South Hill facility to manufacture glass yarns exclusively for our production of lightweight glass fiber fabrics. We also built a state-of-the-art research and development laboratory as part of our new corporate headquarters in 1995 to focus on the development of new products.

   Strong Cash Flow Generator in a Leveraged Environment. Our strong cash flow characteristics and experienced management team have enabled us to successfully operate as a leveraged company in the past. In 1988, Porcher Industries acquired us from Burlington in a leveraged buyout. Immediately following the buyout, our total debt was $88.0 million. Between 1988 and September 30, 1998, not adjusted for the affiliated transaction, we reduced our debt by $75.0 million, while making significant investments in our business, including a new corporate headquarters and research and development facility and the first phase of the South Hill, Virginia lightweight fabric facility.

   Long-Term Customer Relationships. Due to the high quality of our products, our ability to meet the unique quality specifications required by our customers, the emphasis we place on customer service, and a limited number of domestic producers, we have been able to maintain long-term relationships with many of our customers. Each of our top ten customers in 1998 has been a customer since 1989.

   Unique Physical Properties of Glass Fiber Fabrics. Glass fiber fabrics possess several desirable characteristics including:

  .  heat resistance;

  .  moisture resistance;

  .  chemical resistance;

  .  electrical resistance;

  .  thermal conductivity;

  . when combined with other composite materials, a high strength-to-weight ratio; and

  . dimensional stability, i.e., small dimensional change with respect to the application of heat or moisture.

   These unique characteristics make glass fiber fabrics the material of choice for a variety of applications, including:

  .  printed circuit boards                    .  automotive part
                                                  reinforcement


  .  telecommunications equipment
                                               .  muffler insulation


  .  structural aircraft parts and interiors
                                               .  filtration bags


  .  window coverings
                                               .  sporting goods

   Despite these numerous strengths, our business is faced with various pressures, including increasing competition, a substantial amount of indebtedness and rapid technological changes in the markets in which we compete.

   We believe that the principal competitive factors affecting our markets include the:

  . quality, performance, price and consistency of products;

  . responsiveness to customer requirements; and

  . ability to maintain customer relationships.

   Also, recently, competitive pressures have been negatively affecting demand for domestically produced heavyweight glass fiber fabrics. These pressures primarily arise from a recent increase in the imports of laminates and rigid printed circuit boards from Asia.

   Two of our customers, Cytec Fiberite and Polyclad Laminates, each accounted for more than 10% of our net sales and together accounted for 22.6% and 31.5% of our net sales, respectively, in 1998 and in the first three months of 1999. Our top ten customers in 1998 and in the first three months of 1999 accounted for 57.2% and 60.9% of our net sales, respectively. In addition to the risks imposed by this customer concentration, our customers are not contractually required to purchase any of our products and may terminate their relationship with us at any time.

   The competitiveness of our markets is exemplified by continual and rapid technological change. To effectively compete, we must possess and utilize effectively extensive technological and manufacturing capabilities. Further, we could face even further competition if cost-effective alternatives to glass, carbon or aramid fiber fabrics are developed.

   We must face these highly competitive factors with a substantial amount of indebtedness. We incurred significant debt in connection with AGY Holdings' purchase of a 51% ownership interest in Advanced Glassfiber and as a result, we have significant debt service obligations. Our indebtedness will require us to increasingly use a substantial portion of our cash flow from operations to pay principal and interest on our debt and will reduce our available funds for working capital, capital expenditures, acquisitions, and research and development, which could in turn affect our competitiveness. See also, "Risk Factors," "Business -- Competition" and "Description of Other Indebtedness Senior to the Exchange Notes."

Business Strategy

   Our goal is to be the preferred supplier to markets that require a technically complex application of fabrics made of glass, carbon and aramid yarns. To achieve this goal, we intend to pursue the following key strategies:

   Continue to Focus on Lightweight Fabrics for the Multi-Layer Printed Circuit Board Market. We seek to continue to expand our sales of lightweight glass fiber fabrics to meet the growing demand for multi-layer printed circuit boards. Our investment in the South Hill, Virginia lightweight fabrics facility is an important part of this strategy. In addition, we have leased a portion of this facility to Advanced Glassfiber to manufacture glass yarns exclusively for our production of lightweight glass fiber fabrics. We believe that this arrangement strengthens the compatibility between our weaving process and the glass yarns we use in our weaving process, thereby enabling us to produce the highest quality lightweight glass fiber fabrics. We also believe that the quality of the products we manufacture at the South Hill facility will enable us to enhance and expand our relationships with customers in the multi-layer printed circuit board market. We have increased our net sales of lightweight glass fiber fabrics by 94.1%, from $30.6 million in 1993 to $59.4 million in 1998.

   Capitalize on the Growth in the Filtration and Composites Markets. We believe substantial opportunities exist to increase our sales and market share in both the filtration and composites markets, which together accounted for approximately 35.9% of our net sales in 1998 and 39.5% of our net sales in the first three months of 1999.

   We intend to leverage our already strong position in the high temperature filtration market by developing new woven and non-woven high performance fabrics for environmental applications in power generation, steel mills and other industries that are subject to strict environmental regulations. In addition, we believe that there may be increased opportunities internationally in this market as lesser developed countries adopt stricter environmental regulations.

   We also believe that we have substantial opportunities to increase our sales in the composites market for applications in the transportation industry. In the composites market, we are pursuing strategic relationships with key suppliers to the aerospace and automobile industries for the design and manufacture of new products. We have increased net sales in the filtration and composites markets by 92.8%, from $37.6 million in 1993 to $72.5 million in 1998.

   Developing New Applications for Fabrics. We plan to continue to leverage the technical expertise and experience of our research and development and sales and marketing staff to develop new applications for existing fabrics and to develop new fabrics that meet customer requirements for strength, weight, fire resistance and durability. We believe that many opportunities exist to continue to develop both woven and non-woven fabrics to replace traditional materials in markets which have historically not utilized the fabrics we produce. For example, we have begun selling fabrics for use in the reinforcement of metal automobile body parts.

Products and Markets

   We sell our products primarily in North America and focus on the following markets:

   Electronics. We produce glass fiber fabrics for multi-layer and rigid printed circuit boards for use in the electronics industry. The demand for multi-layer printed circuit boards, which primarily use lightweight glass fiber fabrics, has been increasing. Furthermore, the demand for our heavyweight fabrics has decreased due to competitive pressures from Asian laminate producers. As a result of the increasing demand for multi-layer printed circuit boards, which primarily use lightweight glass fiber fabrics, we have shifted our electronics glass fiber fabrics manufacturing capacity mix in recent years from heavyweight fabrics, which are typically used in rigid printed circuit boards, toward more technologically advanced and higher margin lightweight fabrics. Sales of glass fiber fabrics to the electronics industry were $101.3 million in 1998 and $20.8 million in the first three months of 1999, representing 50.2% and 46.1% of our net sales, respectively.

   Composites. Our glass, carbon and aramid fiber fabrics are used in various composite materials, which are used in various applications, including structural aircraft parts and interiors, helicopter rotor blades, tooling, brake linings and ducting. Sales of fabrics for composites were $52.3 million in 1998 and $11.8 million in the first three months of 1999, representing 25.9% and 26.2% of our net sales, respectively.

   Filtration. We produce fabrics for high temperature dust filtration used by industrial customers to control emissions into the environment. Our filtration bags are sold to utilities, producers of asphalt and carbon black, cement plants and steel mills. Sales of our filtration fabrics were $20.2 million in 1998 and $6.0 million in the first three months of 1999, representing 10.0% and 13.3% of our net sales, respectively.

   Commercial. Our glass fiber fabrics are used in commercial applications where fire resistance and dimensional stability are critical. Applications for these products include ceiling tile and acoustical facing fabrics, window coverings and movie screens. Sales of our commercial fabrics were $10.1 million in 1998 and $2.4 million in the first three months of 1999, representing 5.0% and 5.3% of our net sales, respectively.

   Insulation. We produce materials for high-temperature, fire-resistant insulation. Applications for these products include insulation for joints, pipes, valves, transportation exhaust systems, heat shields and home appliances. Sales of our insulation fabrics were $8.1 million in 1998 and $1.9 million in the first three months of 1999, representing 4.0% and 4.2% of our net sales, respectively .

   Construction. The fire resistant qualities of glass fiber fabrics make them a critical component of products used in the construction industry. Applications for these products include smoke and fire barrier curtains, drywall bonding tape, rubber mat backing and fabric structures, such as commercial tents and roofs.

Sales of our construction fabrics were $9.8 million in 1998 and $2.2 million in the first three months of 1999, representing 4.9% and 4.9% of our net sales, respectively.

Sales and Marketing

   We sell our products through a direct sales force of eight sales representatives, four market managers and two telemarketing representatives. All of the sales representatives and three of the four market managers have been with us for more than ten years. Our sales representatives have geographic territories, while the market managers are responsible for specific product lines. The sales representatives are compensated on a salary and commission basis and the market managers are compensated on a salary and bonus basis. Each sales representative has a technical orientation and the necessary expertise to sell our full line of products. We maintain an internet web site, located at www.bgf.com, which contains extensive product information.

   We sell our products to over 400 customers, including many leading companies in their respective industry segments, including Cytec Fiberite, Polyclad Laminates, Isola USA, BHA Group and Chemfab. We continually seek to strengthen and expand our relationships with our customers. Due to the stringent quality, delivery and performance standards demanded by many of our customers and the ultimate users of our products in various markets, our customers are increasingly moving toward single source supply and collaborative agreements among both fabric producers, such as BGF, and their own customers. We believe that we are well positioned to benefit from this trend because of our strong competitive position within the industry, our investment in technical and manufacturing expertise and our long-term relationships with customers and suppliers.

   Two of our customers, Cytec Fiberite and Polyclad Laminates, each accounted for more than 10% of our net sales and together accounted for 22.6% and 31.5% of our net sales, respectively, in 1998 and in the first three months of 1999. Our top ten customers in 1998 and in the first three months of 1999 accounted for 57.2% and 60.9% of our net sales, respectively. Our customers are not contractually required to purchase any of our products and may terminate their relationship with us at any time.

Manufacturing Facilities and Processes

   We own and operate four manufacturing facilities and a research and development facility, together occupying over 786,000 square feet. By exchanging manufacturing technology and expertise with our international affiliates within Porcher Industries, we are able to develop innovative, efficient and flexible manufacturing processes. We were the first weaver of glass fiber in the United States to be ISO 9002 certified, which evidences our strong focus on high-quality manufacturing processes. The following table sets forth the general location, principal uses and approximate size of our properties and whether the properties are leased or owned.

                                                                         Approximate Leased
                                                                           Area In     Or
Facility                 Use                                             Square Feet Owned
--------                 ---                                             ----------- ------
Greensboro, North        Headquarters; Research and Development Facility    36,000   Owned
Carolina

Altavista, Virginia      Weaving glass fiber and aramid fibers             399,000   Owned

South Hill, Virginia
 Heavyweight Fiber       Weaving heavyweight glass fibers                  147,000   Owned
 Fabrics Facility

 Lightweight Fiber       Weaving lightweight glass fibers                  128,000   Owned
 Fabrics Facility

Cheraw, South Carolina   Weaving carbon fibers                              76,000   Owned

Altavista, Virginia      Warehouse                                         101,000   Leased

Altavista, Virginia      Warehouse                                          24,000   Leased

Los Angeles, California  Warehouse                                          20,000   Leased

South Hill, Virginia     Warehouse                                          18,000   Leased

   South Hill, Virginia--Lightweight Fabrics Facility. This facility is dedicated to producing lightweight glass fiber fabrics for the multi-layer printed circuit board market. Lightweight glass fiber fabrics are manufactured through a multi-step process applied to glass yarns which consist of glass filaments gathered together in twine-like strands. We first purchase glass yarns and then add a protective coating to protect the yarns during the weaving process. We then weave the yarns into various patterns and constructions generally established by industry standards. The woven fabric is then sent through a heat cleaning process where organic materials are burned away. After the cleaning process is completed, the fabric may be treated with a finishing process at our Altavista, Virginia facility if required by the particular application or end-use of the fabric. The specific finishing agent that is used depends upon the chemistry and processes of the customer's products. We have developed several proprietary finishing agents that we believe allow our fabrics to interact more effectively with some of our customers' processes than our competitors' finishes.

   The first phase of the lightweight fabrics facility has been operating for approximately two years. We expect the second phase of the facility, which will provide finishing capability and additional weaving capacity for lightweight fabrics, to be completed in 2000. We expect the third phase of the facility, which will provide distribution capabilities as well as additional finishing capabilities, to be completed by the end of 2002. Currently, Advanced Glassfiber leases approximately 27,200 square feet of segregated space at the lightweight fiber fabric facility for the purpose of manufacturing glass yarns for exclusive supply to us under a supply contract, extendible at the option of Advanced Glassfiber, that expires on December 31, 2008. We also provide Advanced Glassfiber with leased employees and administrative and technical support services.

   South Hill, Virginia--Heavyweight Fabrics Facility. This facility produces heavyweight glass fiber fabrics used primarily for rigid printed circuit board applications and utilizes some of the same manufacturing processes as our lightweight fabric facility. This facility also produces lightweight glass fiber fabrics, which production can be increased if necessary.

   Altavista, Virginia. This facility produces specialty woven and non-woven glass fiber fabrics for high temperature filtration, scrim, glass mat and general industrial fabrics. The Altavista facility is fitted with modern twisting and texturing equipment to provide the flexibility necessary for processing a variety of yarns to produce fabrics for multiple markets. For woven products, the manufacturing process is similar to the process utilized at our South Hill, Virginia facilities, except that some of the yarns undergo a preparation stage whereby we twist and ply the yarns prior to the weaving process to produce the desired texture and thickness to meet specific customer needs and product designs. After the weaving process is completed, the fabric may be sold with or without a finishing process. We also manufacture a non-woven fabric made of glass fiber, and others made of glass, aramid and other synthetic fibers, at the Altavista facility. We also weave Kevlar(R) and Twaron(R) aramid fibers at our Altavista facility. The Altavista facility has the capability to finish all of the fabric types we manufacture and currently finishes all of our products, including products manufactured at our other facilities that are shipped by truck to the Altavista facility.

   Cheraw, South Carolina. This facility handles all stages of weaving carbon yarns for the highly technical aerospace, transportation and composites markets. To produce carbon fiber fabrics, we purchase carbon yarns and, upon confirming that the yarns are of a sufficient quality to meet our customer needs, weave the yarns to the customer's specifications. Unlike glass and aramid yarns, carbon yarns are conductors of electricity and therefore, are isolated from our other manufacturing facilities to ensure quality and safety in the production process.

   Leased Warehouses. We lease four warehouses from third party lessors that are used to store raw materials and finished products. We pay $14,200 in rent per month for the larger warehouse in Atlavista, Virginia and our lease for this warehouse expires on March 20, 2002. The rent for the smaller warehouse in Atlavista, Virginia is $1,000 per month and our lease is on a month to month basis. The rent for the Los Angeles, California warehouse is $5,500 per month and our lease expires on December 1, 2001. The South Hill, Virginia warehouse costs $2,200 per month and the lease expires on February 1, 2000.

Research and Development

   Throughout our history, we have demonstrated that we are one of the industry's leading innovators, by becoming the first to:

  .  weave glass fabrics;

  . develop a patented process for heat cleaning glass fabrics to improve the physical properties of composites;

  .  develop unidirectional fabrics;

  . develop a product using "DE" size (finer) filaments to improve composite strengths; and

  . weave single yarns by developing and using an improved "warp size" (protective coating to prevent abrasion during weaving).

   We believe our innovations have enhanced existing customer relationships and created new applications for our fabrics.

   We maintain a research and development staff of seven chemical and four laboratory technicians who work under our Director of Research and Development. We have a modern, well-equipped research and development facility, located at our headquarters in Greensboro, North Carolina, that divides its efforts among developing new products and improving current products. The research and development facility is divided into seven state-of-the-art laboratories focusing on the following strategic areas of product development:

  .  Applications Development;                 .  Pilot Processing;


  .  Physical Testing;                         .  Composites Development; and


  .  Microscopy;                               .  Filtration Technology.

  .  Analytical Testing;

Raw Materials

   The principal materials we use to manufacture our products are glass, aramid and carbon yarns. We purchase glass yarns from Advanced Glassfiber, PPG Industries, Nitto Boseki and Vetrotex. Beginning in September 1998, Advanced Glassfiber began to supply us with glass yarns produced at the South Hill, Virginia lightweight fiber fabrics facility. The supply agreement expires on December 31, 2008, unless extended by Advanced Glassfiber. Glass Holdings, our parent corporation, through a wholly owned subsidiary, purchased a 51% interest in Advanced Glassfiber from Owens Corning on September 30, 1998. Our main suppliers of carbon yarns are Amoco, Toho and Hexcel and our main suppliers of aramid yarns are DuPont and Akzo Nobel.

Competition

   Our primary competitor is Hexcel/Clark-Schwebel. Other competitors are smaller and generally compete in niche markets. The major competitors in the global glass fabric weaving industry are BGF/Porcher Industries, Hexcel/Clark-Schwebel, Nitto Boseki (Japan), Nan Ya Plastics (Taiwan) and Taiwan Glass (Taiwan).

   Beginning in the fourth quarter of 1997, we have experienced downward pricing pressures on our heavyweight glass fiber fabrics due to foreign exchange fluctuations between the dollar and various Asian currencies and over-capacity in Asian heavyweight fabrics manufacturing, which has led to increased Asian imports of laminates and printed circuit boards into the United States. See "Risk Factors--We compete in highly competitive markets and recent competition from Asia has reduced demand for our heavyweight glass fiber fabrics, which could result in lower sales." and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Employees

   As of April 30, 1999, we employed 1,109 full time and part time employees, 207 of which are salaried employees and 902 of which are paid on an hourly basis. All of our employees are located in the United States.

Of these employees, 1,003 were engaged in manufacturing and manufacturing related services, and 106 were engaged in sales, marketing and administrative functions. None of our employees is represented by a labor union. We consider our relationship with our employees to be strong and from January 1994 through April 30, 1999, we experienced an annual turnover rate of 5.7%.

Environmental and Safety and Health Matters

   Our past and present operations, including our ownership and operation of real properties, are subject to extensive and changing federal, state, local and foreign environmental laws and requirements including those governing discharges to air and water, the handling and disposal of soils and hazardous substances and wastes, and the remediation of contamination associated with releases of hazardous substances at our facilities and off-site disposal locations. Our operations are also governed by laws and requirements relating to workplace safety and health. We believe that we are generally in material compliance with currently applicable environmental laws and requirements.

   We may incur costs or liabilities relating to environmental or safety and health matters in the future, including those relating to compliance with laws and requirements, remediation of contamination or claims by third parties.

   Like all weavers of glass, carbon and aramid fibers, we are subject to laws and regulations designed to reduce solid wastes by requiring, among other things, regulated wastes to be degradable in landfills, minimum levels of recycled content, various recycling requirements, disposal fees and limits on the use of our products. In addition, various consumer and special interest groups have lobbied from time to time for the implementation of additional environmental protection measures. We do not believe that the legislation promulgated to date and currently pending initiatives will have a material adverse effect on our business, financial condition and results of operations. We cannot assure you, however, that any future legislation or regulatory efforts will not have a material adverse effect on our business, financial condition and results of operations.

Legal Proceedings

   From time to time, we are involved in various legal proceedings arising in the ordinary course of business. None of the legal matters in which we are currently involved, either individually or in the aggregate, is expected to have a material adverse effect on our business, financial condition and results of operations. See "Environmental and Safety and Health Matters."

Patents and Trademarks

   We have several United States patents, patent applications and trademarks. While we consider our patents to be valuable assets, we do not believe that our competitive position is dependent on patent protection or that our operations are dependent on any individual patent or group of related patents. However, in some instances, patents and patent protection may serve as a barrier to entry in some of our product lines, such as commercial and insulation. Our policy is to obtain patents on our new products and enforce our patent rights.

                           THE AFFILIATED TRANSACTION

   On September 30, 1998, AGY Holdings, a wholly owned subsidiary of our parent company, Glass Holdings, acquired a 51% ownership interest in Advanced Glassfiber from Owens Corning for aggregate consideration of $338.9 million, including post-closing adjustments. Advanced Glassfiber owns and operates the glass yarns and specialty materials business formerly owned by Owens Corning. Advanced Glassfiber is our largest supplier of glass yarns, the principal material we use to produce glass fiber fabrics. Owens Corning, which formed Advanced Glassfiber to own and operate its glass yarns and specialty materials business, owns the remaining 49% interest through its wholly owned subsidiary, Jefferson Holdings, Inc.

   To fund AGY Holdings' purchase of the 51% ownership interest in Advanced
Glassfiber:

  . we borrowed $88.4 million, including $1.4 million to fund a post-closing purchase price adjustment, under our $125.0 million senior credit facility with First Union National Bank;

  . we borrowed $65.0 million under our $65.0 million senior subordinated credit facility with First Union Investors, Inc.;

  . we paid off existing debt of $13.0 million and paid debt issuance costs of $3.3 million;

  . we then loaned $138.6 million to Glass Holdings and Glass Holdings then loaned this amount to AGY Holdings;

  . AGY Holdings used the proceeds from this loan, along with an additional
    $198.9 million intra-day loan from First Union National Bank and $4.7 million in other borrowings, to purchase the 51% interest in Advanced Glassfiber; and

  . after the completion of the purchase, Advanced Glassfiber paid AGY
    Holdings a $203.6 million dividend and AGY Holdings used this money to repay the $198.9 million intra-day loan and the $4.7 million in other borrowings.

   The cash outlay by BGF to fund AGY Holdings' 51% ownership interest in Advanced Glassfiber was $135.3 million plus costs of $3.3 million, for a total cash outlay of $138.6 million. Our cash outlay was fully funded from the amounts we borrowed under the senior credit facility and senior subordinated credit facility, except for $1.5 million of costs which was paid with existing cash on hand. The net proceeds from the offering of the old notes were used to repay all amounts outstanding under our senior subordinated credit facility and a portion of the amounts outstanding under our senior credit facility incurred in connection with the affiliated transaction.

   As described above, we loaned $138.6 million to Glass Holdings to fund the acquisition of Advanced Glassfiber. BGF also had a non-interest bearing payable to Glass Holdings from prior years of $1.8 million, resulting in a net loan from us to Glass Holdings of $136.8 million. Our loan to Glass Holdings is evidenced in part by promissory notes that bear interest at our "cost of funds rate" for the calendar year immediately preceding the date on which any interest is due. With respect to any period of determination, the "cost of funds rate" means a rate per annum equal to the blended interest rate, as reasonably calculated by us, applicable to our borrowings during that period, related to indebtedness we incurred to fund the loan to Glass Holdings. The amount of interest to be charged is intended to approximate the weighted average interest that BGF will pay on the exchange notes and borrowings under the senior credit facility used to finance this loan. Accrued interest is due and payable on the first business day of February of each year commencing on February 1, 1999 and on any date on which any principal is due. As of March 31, 1999, the amount of interest due to BGF is approximately $5.6 million, of which approximately $2.3 million is past due. All accrued interest income is fully reserved by BGF. The principal amount under the promissory notes is payable in one installment on October 31, 2008 or on a later date as we and Glass Holdings may agree to. Payments made pursuant to the promissory notes are expected to be offset by other of our distributions to Glass Holdings.

   By loaning funds to Glass Holdings, we enabled AGY Holdings to purchase its interest in Advanced Glassfiber. We do not own, directly or indirectly, any equity in Advanced Glassfiber.

   The following graphic illustrates the entities involved in the affiliated transaction and their respective ownership interests in Advanced Glassfiber:

[Flow chart appears here showing the following entities: Porcher Industries S.A.; Glass Holdings Corp., BGF Industries, Inc.; AGY Holdings, Inc.; Advanced Glassfiber Yarns LLC; Owens Corning; and Jefferson Holdings, Inc. On the left side of the flow chart, on the top, is a box for Owens Corning. Extending from that box is a line with "100%" written next to it, to a box containing Jefferson Holdings, Inc. Below Jefferson Holdings is a line with "49%" next to it, leading to a box containing Advanced Glassfiber Yarns LLC. On the right hand side of the flow chart, at the top, is a box for Porcher Industries, S.A. Below that box is a line with "100%" next to it, leading down to a box for Glass Holdings Corp. Extending down toward the right from Glass Holdings is a line with "100%" to a box for BGF Industries, Inc. Extending down toward the left from Glass Holdings is a line with a 100% notation to a box for AGY Holdings, Inc. Extending from AGY Holdings, Inc. is a line with a 51% notation extending to the box for Advanced Glassfiber Yarns, which effectively joins the two sides of the chart.]

                                   MANAGEMENT

Directors, Executive Officers and Senior Managers of BGF

   The following sets forth information with respect to our directors, executive officers and other senior managers.

Name                      Age                           Positions with BGF
----                      ---                           ------------------
Robert T. Porcher.......   71 Chairman of the Board, Chief Executive Officer and Director
Philippe Porcher........   45 Vice Chairman
Graham A. Pope..........   65 Director
Richard L. Cromer.......   56 President
Philippe R. Dorier......   42 Senior Vice President, Chief Financial Officer, Secretary and Treasurer
James R. Henderson......   62 Executive Vice President Sales and Merchandising
Gerald F. Mitchell......   51 Vice President Manufacturing
Robert A. Frank.........   57 Vice President Operations
Charles H. Alligood.....   59 Vice President Quality Assurance and Industrial Engineering
Lee-Pei H. Chou, Ph.D...   51 Vice President Research and Development
Edward P. Cardille......   60 Vice President Information Systems
Thomas E. Mann, Jr......   45 Vice President Human Resources

   Robert T. Porcher has been our Chairman of the Board and Chief Executive Officer and one of our directors since 1988. Mr. Porcher has maintained various positions with Porcher Industries, including Chairman of the Board of Directors and Chief Executive Officer of Porcher Industries, since 1952. Since December 9, 1998, Mr. Porcher has served as Chairman of the Supervisory Board of Porcher Industries. Mr. Porcher beneficially owns a controlling interest in Porcher Industries, which owns 100% of the outstanding capital stock of our parent, Glass Holdings. See "Stock Ownership."

   Philippe Porcher has been our Vice Chairman since April 1998. He has also served as Vice President of Porcher Industries since March 1993. Before becoming Vice President of Porcher Industries, Mr. Philippe Porcher served as Director of Porcher Industries' industrial division. Mr. Philippe Porcher is the son of Robert Porcher, who is our Chairman of the Board and Chief Executive Officer and one of our directors. Since December 9, 1998, Mr. Philippe Porcher has served as President of the Executive Board of Porcher Industries.

   Graham A. Pope has been one of our directors since 1989. From 1989 until 1998, Mr. Pope served as our President and Chief Operating Officer. From 1959 to 1988, Mr. Pope served in various positions with Burlington, including Division Manufacturing Manager of Burlington's Glass Division. Since December 9, 1998, Mr. Pope has served as a member of the Supervisory Board of Porcher Industries.

   Richard L. Cromer was named President of BGF in April 1998. Prior to joining BGF, Mr. Cromer was employed by Owens Corning for 31 years in various capacities, including as Director of Operations Strategy from 1997 to 1998, General Manager-Textiles from 1994 to 1997 and Director of Operations Support from 1989 to 1994. Since December 9, 1998, Mr. Cromer has served as a member of the Executive Board of Porcher Industries.

   Philippe R. Dorier has been our Senior Vice President, Chief Financial Officer, Secretary and Treasurer since 1993. From 1988 to 1993, he served as our Vice President International Audit. From 1984 until 1988, Mr. Dorier served as the Vice President of Finance of Babolat VS, S.A., and from 1980 until 1983, as the Administration and Finance Manager of Syva-Biomerieux S.A. Since December 9, 1998, Mr. Dorier has served as a member of the Executive Board of Porcher Industries.

   James R. Henderson has been Executive Vice President Sales and Merchandising since joining BGF in 1989. Prior to joining BGF, Mr. Henderson was employed for 31 years with United Merchants and Manufacturers, Inc., a company engaged in the textile business. Mr. Henderson served as the Senior Vice

President of United Merchants and Manufacturers, President of their Uniglass Division, and as Chairman of the Board of United's Marglass subsidiary in England.

   Gerald F. Mitchell has been our Vice President Manufacturing since 1991. From 1970 until 1991, Mr. Mitchell was employed with Burlington in various capacities, including as a Plant Manager of Burlington's Knit Division from 1989 to 1991 and as the Vice President, Manufacturing of Burlington's Lees Carpet Division from 1986 to 1989.

   Robert A. Frank has been our Vice President Operations since 1988. From 1967 until 1988, Mr. Frank held various planning and marketing positions with Burlington, including Marketing Manager of Burlington's Electronics Applications Department, Operations Manager of Burlington's Glass Division and Vice President of Operations.

   Charles H. Alligood has been our Vice President Quality Assurance and Industrial Engineering since 1988. From 1964 until 1988, Mr. Alligood was employed by Burlington and served in various positions including as Division Industrial Engineer for Burlington's Glass Division from 1983 until 1988 and as Cost Reduction Coordinator for Burlington's Industrial Division from 1981 to 1983.

   Lee-Pei H. Chou, Ph.D. has been our Vice President Research and Development since 1997. From 1986 until 1996, Dr. Chou served as the Research and Development Director/Manager of Elk Corporation. From 1984 until 1986, Dr. Chou served as the Research and Development Leader of Trenco, Inc. a subsidiary of BF Goodrich Co. From 1979 until 1984, Dr. Chou served as the Research and Development Project Leader of Ferro Corporation and from 1976 until 1979, Dr. Chou was a Senior Research Chemist within the Coatings & Resins Division of PPG Industries, Inc.

   Edward P. Cardille has been our Vice President Information Systems since 1997. From 1991 until 1997, Mr. Cardille served as our Director of Information Systems. From 1968 until 1991, Mr. Cardille served in various positions with Burlington, including as Manager of Systems and Programming for Burlington's Carpet Division from 1983 until 1991.

   Thomas E. Mann, Jr. was named Vice President Human Resources of BGF in December 1998. Since 1997, he had served as our Director of Human Resources. From 1993 until 1997, Mr. Mann served as our Corporate Planning Manager, and from 1988 until 1993, as a Plant Personnel Manager of BGF.

Executive Compensation

   The following table shows, for the fiscal year ended December 31, 1998, the compensation paid to or earned by our Chief Executive Officer and our four other most highly compensated executive officers who were serving at the end of 1998, as well as Mr. Graham Pope, who served as our President and Chief Operating Officer until April 1998.

                                                                   Other Annual
Name and Principal Position               Salary(1)     Bonus      Compensation
---------------------------               ---------     -----      ------------
Robert T. Porcher........................ $120,000(2)  $200,000(5)   $49,505(6)
Chairman of the Board, Chief
Executive Officer and Director

Philippe Porcher......................... $120,000(2)  $120,000(5)
Vice Chairman

Graham A. Pope........................... $204,452(3)  $150,000      $19,200(7)
Director; former President
and Chief Operating Officer

Richard L. Cromer........................ $155,331(4)  $110,500
President

Philippe R. Dorier....................... $141,828(5)  $ 90,000(5)   $16,524(7)
Senior Vice President, Chief
Financial Officer, Secretary and
Treasurer

James R. Henderson....................... $146,058     $120,000      $16,940(7)
Executive Vice President Sales and
Marketing

--------
(1) Includes the following amounts deferred at the election of the following executive officers pursuant to BGF's 401(k) plan: Mr. Pope--$10,000; Mr. Dorier--$7,738; and Mr. Henderson--$10,000.
(2) Represents a "management fee" paid by BGF Services, Inc., an affiliate of BGF, to Messrs. Robert and Philippe Porcher and reimbursed by BGF to cover services provided by Messrs. Robert and Philippe Porcher to BGF. See "Relationships and Related Party Transactions."
(3) Mr. Pope remained an employee of BGF after retiring from the offices of President and Chief Operating Officer.
(4) Based on an annualized gross salary of $207,108. Mr. Cromer has served as President of BGF since April 1, 1998.
(5) Paid for by BGF Services and reimbursed by BGF to BGF Services in the form of "management fees" to cover services rendered to BGF. See "Relationships and Related Party Transactions."
(6) Includes $3,086 for club membership fees; $932 for maintenance of automobile; $25,824 depreciation associated with cost of residence; and $19,663 associated with maintenance of residence.
(7) Represents gross annual profit sharing distributions. The executive officers contributed the following portions of these amounts to the 401(k) plan: Mr. Pope--$19,200; Mr. Dorier--$10,328; and Mr. Henderson--$16,940.

Retirement Plans

   Retirement System. The Retirement System of BGF Industries, Inc. covers substantially all employees of BGF after they have completed one year of service. Employees with five or more years of service are entitled to benefits beginning at normal retirement age. This plan also provides reduced benefits to participants electing to retire early, beginning at age 55. Participants are required to contribute three percent of covered compensation per year and interest is credited on employee contributions. In general, the normal retirement benefit is payable as an annuity. Participants may also elect a lump-sum distribution of their accrued benefit.

   Normal retirement benefits are determined by reference to an employee's "accumulated contributions." Accumulated contributions are the sum of all required employee contributions plus interest credited on the contributions, compounded annually at the rate of 120% of the federal mid-term rate in effect under section 1274 of the Internal Revenue Code for the first month of the plan year. In general, the annual normal retirement benefit is equal to 50% of the accumulated employee contributions, plus 3/4% of employee plan compensation up to $6,600 for plan year 1989.

   The estimated annual benefits payable upon retirement at normal retirement age for the executive officers listed in the "Executive Compensation" table above is as follows: Mr. Pope--$24,160.56; Mr. Cromer--$21,800.00; Mr. Dorier-- $54,932.40; and Mr. Henderson--$23,508.36. These calculations are based on 1998 compensation, assume benefits are payable as a straight-life annuity, and assume that each individual will work until age 65. As of December 31, 1998, Mr. Cromer had not completed a qualifying year of service required to participate in the Retirement System. The benefit shown is based on his electing to participate in the Retirement Plan effective April 1, 1999. Mr. Robert Porcher and Mr. Philippe Porcher do not participate in the Retirement System.

   401(k) Plan. The Employees' Profit Sharing and Tax Savings Plan of BGF Industries, Inc. covers most employees of BGF, after they have completed one year of service. Employees may defer up to 15% of their plan compensation each year, subject to Internal Revenue Code limitations. We may, in our discretion, match employees' elective deferrals up to a specified limitation each year and may make a discretionary employer contribution. All contributions are 100% vested and nonforfeitable at all times. Benefits are payable after separation from service in a lump sum in cash.

Compensation of Directors

   Our directors did not receive separate compensation for their services as directors in 1998.

Compensation Committee Interlocks and Insider Participation

   Mr. Robert Porcher, who serves as both an executive officer and as a member of the board of directors of BGF, serves as the Chairman of the Supervisory Board of Porcher Industries, which is the equivalent of a board of directors . Mr. Pope also serves on the Supervisory Board of Porcher Industries. Messrs. Cromer and Dorier also serve as members of the Executive Board of Porcher Industries, whose members are equivalent to executive officers. Mr. Philippe Porcher serves as Chairman of the Executive Board. Mr. Robert Porcher serves as the President and Chairman of the Board of Directors of BGF Services, Inc., an affiliate of BGF. Mr. Philippe Dorier serves as Secretary/Treasurer and as a director of BGF Services. See also "Relationships and Related Party Transactions."

Deferred Compensation Agreements

   We have entered into Deferred Compensation Agreements with Messrs. Pope, Cromer and Henderson and we are the guarantor of Mr. Dorier's Deferred Compensation Agreement with BGF Services. The agreements provide for both pre-retirement survivor benefits, as well as post-retirement benefits to the executive. The agreements also contain a non-competition provision. Generally, under each of the agreements, if the executive dies before the age of 65, his beneficiary or, if none, his estate will receive monthly payments for a 10-year period of an amount equal to 50% of the greater of:

      (A) the executive's monthly base salary in effect on the January 1 prior to his death; or

      (B) the executive's average monthly base salary on January 1 of the five years prior to his death.

   This amount is decreased progressively if the executive dies after the age of 60 but before 65. The agreements also provide for post-retirement benefits in the form of:

  (1) monthly payments over 10 years, the sum of which is equal to the "applicable percentage" multiplied by the greater of (a) the executive's annual base salary on January 1 immediately preceding or concurrent with his retirement or (b) the average of the executive's annual base salary on January 1 of the five years prior to his retirement; and

  (2) a payment on death equal to three-quarters of his annual base salary on the January 1 immediately preceding or concurrent with his retirement.

   The "applicable percentage" for Mr. Pope is two and one quarter. The "applicable percentage" for Mr. Cromer, Mr. Dorier and Mr. Henderson is one and one-half. Mr. Pope's agreement has been amended to pay his death benefit over the 10-year period mentioned in (1) above. If the executive dies prior to receiving all of the monthly payments, the payments are made to his designated beneficiary or, if none, his estate. Reduced benefits are paid if the executive retires prior to age 65.

                  RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

   We are wholly owned by Porcher Industries through its U.S. holding company, Glass Holdings. We have on-going financial, managerial and commercial agreements and arrangements with Porcher Industries, Glass Holdings and other wholly-owned subsidiaries of Glass Holdings, as well as other affiliates of Porcher Industries. Mr. Robert Porcher, our Chairman of the Board and Chief Executive Officer, beneficially owns a controlling interest in Porcher Industries. See "Stock Ownership."

   We pay management fees to BGF Services, Inc., a wholly owned subsidiary of Glass Holdings, that cover the periodic management services of Robert Porcher and his son Philippe Porcher, the Vice President of Porcher Industries, and the full time services of Philippe Dorier, our Chief Financial Officer. We also reimburse BGF Services for the costs associated with automobiles provided to Messrs. Robert Porcher and Dorier and maintenance and upkeep of Robert Porcher's Greensboro, North Carolina residence, which is owned by BGF Services and has a net book value of $1.0 million. In connection with these arrangements, we incurred expenses aggregating $1.0 million, $1.0 million, $948,000 and $50,000 in 1996, 1997, 1998 and in the first three months of 1999, respectively. BGF Services does not derive a profit from this arrangement and therefore these terms cannot be considered comparable to those that would be provided to third parties.

   Porcher Industries and its French parent company provide general management and strategic planning advice to us in exchange for management fees that reimburse these companies for a portion of the compensation of Robert Porcher, Philippe Porcher and other employees who allocate their time among us and other Porcher Industries affiliates. We incurred expenses of $388,000, $304,000, $324,000 and $81,000 in connection with this arrangement in 1996, 1997, 1998 and in the first three months of 1999, respectively. The amounts billed are based on the estimated value of services provided and are comparable to that which would be given to third parties. However, we believe that Porcher Industries and its parent would not provide these services to a third party.

   We provide management, accounting and administrative services to Belmont, a wholly owned subsidiary of Glass Holdings that produces non-woven glass products for reinforcement applications in exchange for fees that reimburse us for our costs associated with these services. We also sublease approximately 12,800 square feet of our Cheraw, South Carolina facility to Belmont for its production facilities and lease to Belmont 11 employees that work at the facility. BGF billed Belmont an aggregate of $13,000, $360,000, $658,000 and $154,000 in fees, leased employee payments, rent and its proportionate share of utilities costs at the Cheraw plant in 1996, 1997, 1998 and in the first three months of 1999, respectively. We believe that the sublease to Belmont is on no more favorable terms than would be given to third parties. The leased employees are provided at cost and are thus leased on terms more favorable than what would be given to a third party. Belmont completed its shutdown of manufacturing operations in April 1999 and is currently in the process of winding down its financial operations, which is expected to be complete by the end of June 1999. BGF and Glass Holdings are also guarantors of a $5.0 million industrial revenue bond originally issued by Belmont in June 1997. As of March 31, 1999, approximately $4.5 million remained outstanding on this bond.

   We provide on-going senior management, technological support and administrative assistance to Shanghai-Porcher, a joint venture company between Glass Holdings, which owns 85% of the company and China Worldbest Development Co., LTD, that produces glass fiber fabrics for the electronics markets in Asia. Porcher Industries and Shanghai-Porcher have entered into a ten year Technology Know-How Agreement, dated February 7, 1996, under to which Porcher Industries is entitled to receive royalty payments of up to 3% of net sales revenue in years in which Shanghai-Porcher achieves a pre-tax profit. Under the agreement, Shanghai-Porcher is required to reimburse Porcher Industries for all travel, lodging and other reasonable expenses of Porcher Industries personnel that conduct on-site training visits. We anticipate that Porcher Industries will assign its rights and obligations under the Technology Know-How Agreement to us. From time to time, we have acted as Shanghai-Porcher's billing agent at no cost to Shanghai-Porcher. BGF billed Shanghai-Porcher a total of $705,000, $349,000, $52,000 and $1,000 in 1996, 1997, 1998 and in the first three months of 1999, respectively. We are reimbursed only for expenses in this arrangement. These terms are comparable to that which would be provided to a third party.

   We paid dividends to Glass Holdings of $15.2 million, $4.9 million, $0 and $0 in 1996, 1997, 1998 and in the first three months of 1999, respectively, approximately all of which was used to fund start up costs of Shanghai-Porcher and Belmont.

   On June 23, 1997, Glass Holdings loaned us $2.0 million for working capital purposes. This loan is non-interest bearing. On September 30, 1998, we repaid the remaining $1.8 million outstanding on the loan. The loan, because it is non-interest bearing, was provided on terms more favorable than would have been provided to a third party.

   We purchase carbon fibers and finished products from Porcher Industries. We purchased $5.7 million, $8.1 million, $7.0 million and $2.7 million in 1996, 1997, 1998 and in the first three months of 1999, respectively, for these products. We sell finished goods and occasionally unfinished goods directly to Porcher. In 1996, 1997, 1998 and in the first three months of 1999, we billed Porcher Industries $484,000, $329,000, $1.7 million and $36,000, respectively, for these goods. Porcher Industries billed us for commissions for sales of its products in Asia, Europe, and Australia of $307,000, $380,000, $363,000 and $33,000 in 1996, 1997, 1998 and in the first three months of 1999, respectively. We believe that prices and commissions paid or received by us for these transactions are comparable to those paid to third parties.

   We collect and deposit customer payments on behalf of two wholly owned subsidiaries of Porcher Industries in exchange for fees equal to 2% of amounts collected. We billed $17,000, $23,000, $43,000 and $0 in fees for these services incurred in 1996, 1997, 1998 and in the first three months of 1999, respectively. We believe that these fees are comparable to those that would be paid to third parties.

   On April 14, 1998, we loaned $365,258 to Richard L. Cromer, our President, for the purchase of a residence in Greensboro, North Carolina. The loan bears no interest and is payable upon the sale of Mr. Cromer's residence in Toledo, Ohio and thus is on terms more favorable than we would provide to third parties.

   On September 30, 1998, AGY Holdings purchased its 51% ownership interest in Advanced Glassfiber for aggregate consideration of approximately $338.9 million, including post-closing adjustments. We loaned Glass Holdings approximately $138.6 million to provide it with a portion of the capital necessary to fund the acquisition. Additionally, BGF had a non-interest bearing payable to Glass Holdings from prior years of $1.8 million resulting in a net loan amount to Glass Holdings of $136.8 million. Our loan to Glass Holdings is evidenced in part by promissory notes. For a thorough description of the acquisition and the terms of the promissory notes, see "The Affiliated Transaction." We believe that these transactions were on terms no more favorable than if Glass Holdings had borrowed the funds directly from a third party. See also "Use of Proceeds" and "Capitalization."

   Currently, Advanced Glassfiber leases approximately 27,200 square feet of segregated space at our South Hill, Virginia lightweight fiber fabric facility for the purpose of manufacturing glass yarns for exclusive supply to us under a supply contract, extendible at the option of Advanced Glassfiber, that expires on December 31, 2008. We also provide Advanced Glassfiber with leased employees and administrative and technical support services. We billed Advanced Glassfiber approximately $796,000 pursuant to this arrangement from October 1, 1998 to March 31, 1999. We also purchased approximately $19,866,000 of raw materials from Advanced Glassfiber from October 1, 1998 to March 31, 1999. We believe that each of these arrangements are on terms no more favorable than those that would be provided to third parties.

   The following graphic illustrates the payment flows for goods or services, or, where specifically noted, intercompany loans and dividends, as described in the preceding paragraphs.

[Flow chart appears here with boxes for different entities and arrows running to and from such boxes to represent payment flows. There are also solid black (no arrows) lines denoting the stock ownership structure of the entities in connection with each other, as well as a notation of the percentage ownership aside the lines. Included in the chart are the following entities: BGF Industries, Inc.; Glass Holdings Corp.; Porcher Industries S.A.; Saumuroise de Participations S.A.; BGF Services, Inc.; Belmont of America, Inc.; Shanghai Porcher Industries Co., Ltd. (Joint Venture); AGY Holdings, Inc.; and Advanced Glassfiber Yarns, LLC. Located below the graphic is an asterisk with the following text beside it: "Arrows indicate payment flows for goods or services provided, except where noted. BGF Industries, Inc. is central to the chart. Arrows (reflecting payments) run as follows; to and from BGF Industries, Inc. and Glass Holdings Corp. (although it is here noted that the arrows represent "Intercompany Loans and Dividends"); from BGF Industries, Inc. to BGF Services, Inc.; from Belmont of America, Inc. to BGF Industries, Inc.; to and from BGF Industries, Inc. and Porcher Industries S.A.; from BGF Industries, Inc. to Saumuroise de Participations S.A.; from Shanghai Porcher Industries Co., Ltd. to BGF Industries, Inc.; and to and from BGF Industries, Inc. and Advanced Glassfiber Yarns LLC. The ownership structure reflected in the chart is organized as follows: Saumuroise de Participations S.A. owns 66.91% of Porcher Industries S.A.; Porcher Industries S.A. owns 100% of Glass Holdings Corp.; Glass Holdings Corp. owns 100% of BGF Industries, Inc., BGF Services, Inc., Belmont of America, Inc. and AGY Holdings, Inc. and owns 85% of Shanghai Porcher Industries Co., Ltd., which is noted to be a joint venture. It is further illustrated that AGY Holdings, Inc. owns 51% of Advanced Glassfiber Yarns LLC.]

                                STOCK OWNERSHIP

   The following table shows information regarding

  (1) those person(s) known by management of BGF to own beneficially more than 5% of BGF's outstanding common stock, $1.00 par value,

  (2) the directors of BGF,

  (3) the executive officers of BGF named in the "Executive Compensation" table in this prospectus, and

  (4) all of the directors and executive officers of BGF as a group.

   This information is provided as of May 21, 1999. An asterisk in the percent of class column indicates beneficial ownership of less than 1% of the outstanding common stock.

   As noted in the table, Porcher Industries directly owns 100% of the outstanding common stock of BGF. The address of Porcher Industries is Porcher Industries S.A., Badinieres, F-38300 Borgoin-Jallieu, France.

   As reflected in the graphic below the table, Mr. Robert Porcher may be deemed to beneficially own 56.05% of the outstanding capital stock of Porcher Industries, and thus Glass Holdings and BGF, through (1) his 7.22% direct ownership interest in Porcher Industries and (2) his ownership interest in Societe Civile des Terres Froides. Mr. Robert Porcher's address is c/o Porcher Industries S.A., Badinieres, F-38300 Borgoin-Jallieu, France.

   Mr. Robert Porcher's 56.05% interest includes a 0.7% interest of his son, Philippe Porcher, an executive officer of BGF, in Societe Civile des Terres Froides. Mr. Robert Porcher controls the voting and investment of these shares. The asterisk aside the name of Philippe Porcher represents this interest.

   Finally, as indicated in the table below, other than Messrs. Robert Porcher and Philippe Porcher, no other director or executive officer of BGF directly or indirectly owns any of BGF's outstanding common stock.

     Name of Beneficial Owner                                 Percent of Class
     ------------------------                                 ----------------
     Porcher Industries......................................      100.00%
     Robert T. Porcher.......................................       56.05%
     Philippe Porcher........................................         *
     Graham A. Pope..........................................         --
     Richard L. Cromer.......................................         --
     Philippe R. Dorier......................................         --
     James R. Henderson......................................         --
     All directors and executive officers as a group (6
      persons)...............................................       56.05%

   The following graphic further illustrates the information described above:
[Flow chart appears here with four tiers. Top tier contains boxes with the names of the following four individuals: Philippe Porcher (Son of Robert Porcher); Robert Porcher; Claire Porcher (Wife of Robert Porcher); and Francoise Giraud-Porcher (Daughter of Robert Porcher). From each of these boxes are lines which note a percentage interest of 0.7%, 49.3%, 49.3% and 0.7%, respectively, which lines then merge vertically to meet the box on the second tier, which contains the name "Societe Civile des Terres Froides (non-commercial holding entity)." There is an asterisk on this name and at the bottom of the chart the asterisk is referenced to note that "Mr. Robert Porcher effectively controls the voting and investment power of this entity." From this second tier box there is a line with the percentage interest 69.6% noted next to it, leading to one (and the left-most) of eleven boxes on the third tier, containing the name "Societe Saumuroise de Participations S.A." The remaining ten boxes to the right of this box, in order from left to right, contain the names of the following entities: Letra S.A.; Groupe Banexi; Robert Porcher; Societe Civil des Terres Froides; Credit Lyonnais; Groupe Siparex; Cita S.A.; Natexis S.A.; Other French Nationals; and Estate of Gilbert Porcher (there is an additional line running horizontally from right to left between Letra S.A. to Societe Saumuroise de Participations S.A. noting that Letra owns 30.4% of Saumuroise). Below these eleven boxes are vertical lines with the following percentage interests, respectively: 66.91%; 10.62%; 8.01%; 7.22%; 2.26%; 2.05%;
1.89%; .57%; .40%; .06%; and .01%. These eleven lines from the third tier join together to the box on the next tier containing the name "Porcher Industries S.A." From this box is a line to the next tier containing one box for Glass Holdings, with a notation of 100% beside the line between these boxes. Extending down from the box for Glass Holdings is a line with a 100% notation, leading to the box for BGF Industries, Inc., on the final tier of the chart.]

   * Mr. Robert Porcher effectively controls the voting and investment power of this entity.

         DESCRIPTION OF OTHER INDEBTEDNESS SENIOR TO THE EXCHANGE NOTES

   We entered into a credit agreement on September 30, 1998, with a syndicate of lenders and First Union National Bank, as agent. The lenders under this senior credit facility have agreed to provide us with up to $125.0 million of credit.

   The senior credit facility consists of:

  . a five-year revolving credit facility, or "revolver," for up to $75.0 million; and

  . a six-year amortizing term loan in the amount of $50.0 million.

   The revolver contains two sub facilities:

  . a $5.0 million swingline facility for working capital requirements; and

  . a $20.0 million letter of credit facility.

   As of March 31, 1999, the term loan was fully funded, and $3.0 million was outstanding under the revolver.

   As of March 31, 1999, we had $153.0 million of indebtedness, including the old notes. We also had $72.0 million of additional borrowing availability under our senior credit facility. As of March 31, 1999, the old notes were subordinated to $53.0 million of senior debt.

Repayment

   Under the senior credit facility, we may have to prepay the term loan and the revolver if:

  .  we sell assets in transactions outside the ordinary course of business;

  .  we issue debt or equity securities;

  . we receive insurance proceeds for casualty losses and do not repair or replace the damaged facilities; or

  .  we have excess cash flow.

These prepayments would be applied first to the term loan, and upon payment of the term loan, to permanently pay outstanding loans under the revolver.

   The term loan has a quarterly scheduled amortization and is payable on the following dates in the following amounts:

                                                                      Term Loan
                                                                       Payment
   Term Loan Payment Date                                              Amount
   ----------------------                                            -----------
   December 31, 1999................................................ $ 1,000,000
   March 31, 2000...................................................   1,000,000
   June 30, 2000....................................................   1,000,000
   September 30, 2000...............................................   1,000,000
   December 31, 2000................................................   1,750,000
   March 31, 2001...................................................   1,750,000
   June 30, 2001....................................................   1,750,000
   September 30, 2001...............................................   1,750,000
   December 31, 2001................................................   2,500,000
   March 31, 2002...................................................   2,500,000
   June 30, 2002....................................................   2,500,000
   September 30, 2002...............................................   2,500,000
   December 31, 2002................................................   3,250,000
   March 31, 2003...................................................   3,250,000
   June 30, 2003....................................................   3,250,000
   September 30, 2003...............................................   3,250,000
   December 31, 2003................................................   4,000,000
   March 31, 2004...................................................   4,000,000
   June 30, 2004....................................................   4,000,000
   September 30, 2004...............................................   4,000,000
                                                                     -----------
                                                                     $50,000,000
                                                                     ===========

Security

   The senior credit facility is secured by a first priority lien on substantially all of our real and personal property. The lien also covers:

  . 100% of the capital stock of each of our direct or indirect domestic subsidiaries;

  . 65% of the capital stock of each of our first tier foreign subsidiaries;
     and

  . promissory notes issued by our affiliates.

   The senior credit facility is also secured by a non-recourse pledge by Glass Holdings, our parent, of capital stock of two of our affiliates, Belmont of America, Inc. and AGY Holdings, Inc.

Interest and Fees

   The annual interest rate applicable to the revolver and the term loan is a fluctuating rate of interest. The rate is measured, at our option, by reference to either (1) LIBOR or (2) the greater of the published prime rate of First Union National Bank or the overnight federal funds rate plus 0.5%, plus, in either case, an additional amount which fluctuates based upon our leverage ratio. This additional amount ranges from 2.00% to 2.75% for LIBOR based borrowings and 0.75% to 1.50% for borrowings with an interest rate based on either of the alternative rates described in clause (2) of the prior sentence. We have entered into an interest rate hedging agreement that effectively fixes the interest rate on the term loan at 5.04% per annum plus the applicable additional amount.

   Our senior credit facility provides for an annual administrative fee to be paid to the agent, an unused commitment fee payable to the lenders and fees payable in connection with letters of credit issued under the revolver.

Covenants and Events of Default

   The senior credit facility contains affirmative and negative covenants customary for agreements of its type. These covenants limit our and our subsidiaries' ability to:

  .  incur debt, including guarantees;

  .  create liens;

  .  substantially change the nature of our or our subsidiaries' businesses;

  . dispose of substantial assets and consummate mergers, acquisitions, reorganizations and recapitalizations;

  . make investments and loans, non-ordinary course asset sales and capital expenditures;

  .  pay dividends and make other distributions; and

  . enter into transactions with affiliates and prepay debt other than the senior credit facility.

   The senior credit facility also requires us to comply with the following financial tests and maintain the following financial ratios. These tests and ratios include:

 . maintaining a maximum leverage ratio as of the last day of each fiscal quarter of the fiscal years set forth below in the corresponding amounts set forth below:

  Fiscal Quarter(s) Ending                                      Leverage Ratio
  ------------------------                                      --------------
  March 31, 1999...............................................  5.00 to 1.00
  June 30 and September 30, 1999...............................  4.75 to 1.00
  December 31, 1999 and March 31, 2000.........................  4.50 to 1.00
  June 30 and September 30, 2000...............................  4.00 to 1.00
  December 31, 2000 and March 31, June 30 and September 30,
   2001........................................................  3.75 to 1.00
  December 31, 2001 and March 31, June 30 and September 30,
   2002........................................................  3.50 to 1.00
  December 31, 2002 and each fiscal quarter thereafter.........  3.25 to 1.00

 . maintaining a minimum consolidated net worth as of the end of each fiscal quarter in an amount equal to:

  .  negative $43,000,000 plus

  . 50% of quarterly consolidated net income (less tax payments) beginning with the fiscal quarter ended December 31, 1998 plus

  . 100% of the net proceeds of any equity issuance after September 30, 1998;

 . maintaining a minimum interest coverage ratio as of the last day of each fiscal quarter of the fiscal years set forth below in the corresponding amounts set forth below:

  Fiscal Quarter(s) Ending                                   Interest Coverage
  ------------------------                                   -----------------
  March 31, June 30, September 30 and December 31, 1999.....   2.25 to 1.00
  March 31, June 30 and September 30, 2000..................   2.25 to 1.00
  December 31, 2000 and March 31, June 30 and September 30,    2.50 to 1.00
   2001.....................................................
  December 31, 2001 and March 31, June 30 and September 30,    2.75 to 1.00
   2002.....................................................
  December 31, 2002 and each fiscal quarter thereafter......   3.00 to 1.00

 . maintaining a minimum fixed charge coverage ratio as of the last day of each fiscal quarter of the fiscal years set forth below in the corresponding amounts set forth below:

  Fiscal Quarter(s) Ending                          Fixed Charge Coverage Ratio
  ------------------------                          ---------------------------
  March 31, June 30, September 30 and December 31,
   1999...........................................         1.05 to 1.00
  March 31, June 30 and September 30, 2000........         1.05 to 1.00
  December 31, 2000 and March 31, June 30 and Sep-
   tember 30, 2001................................         1.10 to 1.00
  December 31, 2001 and March 31, June 30 and Sep-
   tember 30, 2002................................         1.20 to 1.00
  December 31, 2002 and March 31, June 30 and Sep-
   tember 30, 2003................................         1.30 to 1.00
  December 31, 2003 and each fiscal quarter there-
   after..........................................         1.40 to 1.00

   Our senior credit facility also contains customary events of default including:

  .  failing to make payments under the senior credit facility when due;

  . making material misrepresentations in the senior credit facility documents;

  . failing to comply with any other covenants or provisions of the senior credit facility;

  . failing to make payments under the indenture or any other indebtedness in the aggregate in excess of $3,000,000;

  . failing to comply with any other covenants or provisions of the indenture or any other indebtedness in the aggregate in excess of $3,000,000 which causes or permits the acceleration of the indebtedness or notes; or

  .  the occurrence of:

    -  voluntary and involuntary bankruptcy events;

    - judgments or decrees against us and our subsidiaries in excess of $3,000,000 over insurance coverage which are not satisfied, vacated, discharged, stayed or bonded within 30 days;

    -  materially adverse ERISA events;

    -  a change in control;

    - the senior credit facility documents failing to be in full force and effect or enforceable;

    - the senior credit facility ceasing to be designated as senior indebtedness.

   The senior credit facility also includes cross defaults to the Advanced Glassfiber Yarns, LLC senior credit facility and the indenture.

   An event of default under the senior credit facility permits the lenders to accelerate or, in the case of bankruptcy related defaults, triggers an automatic acceleration of, the maturity of the indebtedness under the senior credit facility. An event of default may also restrict our and any note guarantors' ability to meet our and their obligations to the holders of the notes.

   As of March 31, 1999, we were in compliance with all of the financial covenants, ratios and other provisions of the senior credit facility.

Senior Subordinated Credit Facility

   On September 30, 1998, we also entered into a senior subordinated credit agreement with First Union Investors, Inc. as agent. Subsequently, other institutions became lenders under this senior subordinated credit facility. The senior subordinated credit facility, which provided us with $65.0 million of credit, was fully drawn by us in connection with the closing of the affiliated transaction. The senior subordinated credit facility is an unsecured senior subordinated obligation of ours. We repaid the senior subordinated credit facility in full with the net proceeds of the offering. Upon repayment, the senior subordinated credit facility was terminated.

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

                         DESCRIPTION OF EXCHANGE NOTES

   We will issue the exchange notes under our indenture with The Bank of New York, as trustee. The terms of the exchange notes include those stated in the indenture and those incorporated by reference to the Trust Indenture Act of 1939.

   The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the exchange notes. We have filed a copy of the indenture as an exhibit to the registration statement which includes this prospectus.

   We will issue the exchange notes in exchange for an equal principal amount of old notes. The exchange notes are identical in all material respects to the old notes except that:

     (1) the exchange notes have been registered under the Securities Act;
  and

     (2) the registration rights and liquidated damages provisions applicable to the old notes are not applicable to the exchange notes.

   The exchange notes are unsecured senior subordinated obligations of ours. The exchange notes will be unconditionally guaranteed, jointly and severally, on an unsecured senior subordinated basis by all future direct and indirect "Restricted Subsidiaries" other than foreign subsidiaries of ours. All of our subsidiaries are "Restricted Subsidiaries" unless otherwise designated as described in "Material Covenants--Designation of Unrestricted Subsidiaries" below.

   As of the date of this prospectus:

  .there are no Restricted Subsidiaries providing note guarantees; and

  .we have one foreign subsidiary which is a Restricted Subsidiary.

Principal, Maturity and Interest

   The exchange notes will mature on January 15, 2009. Interest on the exchange notes will accrue at the rate of 10 1/4% per annum. We will pay interest semi-annually in arrears on each January 15 and July 15 commencing on July 15, 1999. We will make each interest payment to holders of record at the close of business on the immediately preceding January 1 and July 1. Interest on the exchange notes will accrue from the most recent date on which interest has been paid or, if no interest has been paid, from and including January 21, 1999, the date of issuance of the old notes. The exchange notes will not be entitled to the benefit of any mandatory sinking fund.

Ranking

   The exchange notes rank:

  (1) junior in right of payment to all existing and future Senior
     Indebtedness;

  (2) equal in right of payment with all subordinated Senior Indebtedness;
     and

  (3) senior in right of payment to all subordinated Indebtedness;

   As of March 31, 1999, we had $53.0 million of Senior Indebtedness outstanding, exclusive of unused commitments. All debt that we incur under our senior credit facility is Senior Indebtedness and is guaranteed by all note guarantors on a senior basis and is secured by substantially all of our assets.

Note Guarantees

   If any person becomes a Restricted Subsidiary, other than foreign subsidiaries, we will cause the Restricted Subsidiary to become a party to the indenture and unconditionally guarantee all of our obligations under the exchange notes. Thereafter, the Restricted Subsidiary would be a note guarantor.

   Each note guarantor will irrevocably and unconditionally guarantee, jointly and severally, on an unsecured senior subordinated basis the punctual payment of all our obligations under the exchange notes. Each note guarantor will agree to pay, on a senior subordinated basis and in addition to the punctual payment of all our obligations under the exchange notes, any and all expenses, including reasonable counsel fees and expenses, incurred by the trustee or the holders in enforcing any rights under the note guarantee.

   The guaranteed obligations will rank:

     (1) junior in right of payment to all existing and future Senior Indebtedness of the note guarantors;

     (2) equal in right of payment with all subordinated Senior Indebtedness of the note guarantors; and

     (3) senior in right of payment to all subordinated Indebtedness of the note guarantors.

   All of our debt under the senior credit facility, which we discuss more fully under "Description of Other Indebtedness" and includes any related refinancing, will be guaranteed by each note guarantor on a senior basis and will be secured by substantially all of the assets of each note guarantor.

   The guaranteed obligations of each note guarantor will be limited to the maximum amount as will,

  . after giving effect to all other contingent and fixed liabilities of the note guarantor; and

  . after giving effect to any collections from or payments made by or on behalf of any other note guarantor in respect of the guaranteed obligations of the other note guarantor,

   result in the guaranteed obligations of the note guarantor not constituting a fraudulent conveyance or fraudulent transfer under federal, state or other applicable law.

   Each note guarantor that makes a payment or distribution under a note guarantee will be entitled to a contribution from the other note guarantors in a pro rata amount, based on the net assets of each note guarantor determined in accordance with GAAP. For further information, you should review the section "Risk Factors" under the heading "The issuance of old notes and any note guarantee may be subject to fraudulent conveyance laws."

   A note guarantor will be released from its obligations under its note guarantee in the event:

     (1) there is a defeasance of the exchange notes as described under "Legal Defeasance and Covenant Defeasance;"

     (2) there is a sale or other disposition of all or substantially all of the assets of the note guarantor;

     (3) there is a sale or other disposition of all of the capital stock or other equity interests of the note guarantor in compliance with the indenture; or

     (4) the note guarantor is designated as an unrestricted subsidiary as described under "Material Covenants-Designation of Unrestricted
  Subsidiaries."

Subordination of the Exchange Notes and the Note Guarantees

   The payment of the principal of, premium, if any, and interest on the exchange notes is subordinated to the prior payment of all Senior Indebtedness. In addition, the payment of the guaranteed obligations by a note guarantor would be subordinated to the prior payment of all Senior Indebtedness of that note guarantor to substantially the same extent as the exchange notes are subordinated to our Senior Indebtedness. As a result, the exchange notes will be effectively subordinated to all Senior Indebtedness of any note guarantor and to all debt of any other subsidiaries that we may have in the future.

   Upon a total or partial liquidation or dissolution of us or a note guarantor, the holders of our Senior Indebtedness or the Senior Indebtedness of a note guarantor would be entitled to receive payment of all obligations due under that Senior Indebtedness before the holders of exchange notes are entitled to receive any payment. If a distribution is made to holders that, due to the subordination provisions, should not have been made, the holders would be required to hold it in trust for the holders of our Senior Indebtedness or the Senior Indebtedness of the note guarantor and pay it over to them.

   In addition, neither we nor any note guarantor may make any payment on the exchange notes or make any deposit as described under "Legal Defeasance and Covenant Defeasance" below or repurchase, redeem or otherwise retire any exchange notes if:

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

     (1) any of the following designated Senior Indebtedness is not paid when due:

      . the senior credit facility;

      . up to $25.0 million of other Senior Indebtedness that is specifically designated as "designated Senior Indebtedness"; and

      . any guarantee by a note guarantee of up to $25.0 million that is specifically designated as "designated Senior Indebtedness"; or

     (2) any other default on designated Senior Indebtedness occurs, the maturity of that designated Senior Indebtedness is accelerated and the trustee receives a payment blockage notice from us or holders of the designated Senior Indebtedness.

Nonetheless, we and any note guarantor may pay the exchange notes if we obtain written notice approving the payment from the representative of the designated Senior Indebtedness with respect to which either of these events has occurred and is continuing.

   Payments on the exchange notes would be resumed:

     (1) in the case of a payment default, upon the date on which the default is cured or waived; and

     (2) in the case of a nonpayment default, the earlier of the date on which the nonpayment default is cured or waived or 179 days after the date on which the applicable payment blockage notice is received, unless the maturity of any designated Senior Indebtedness has been accelerated.

   No new payment blockage notice may be delivered unless and until:

     (1) 360 days have elapsed since the effectiveness of the immediately prior payment blockage period; and

     (2) all scheduled payments of principal, premium and interest on the exchange notes that have come due have been paid in full.

   We must promptly notify holders of our Senior Indebtedness if payment of the exchange notes is accelerated because of an Event of Default.

   As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization, you may recover less ratably than our creditors who hold Senior Indebtedness. For more information, you should review "Risk Factors--Your exchange notes will be subordinate to our senior debt and if we repay our senior debt in the event of default, we may not have enough assets left to pay you or the other noteholders."

Redemption

   Optional Redemption. We may redeem all or part of the exchange notes on and after January 15, 2004. If we redeem the exchange notes, we must give not less than 30 nor more than 60 days' notice. We may redeem the exchange notes at the following redemption prices, plus, in each case, accrued interest, subject to the right of holders of record on a record date to receive interest due on the related interest payment date that is on or prior to the date of redemption. The redemption prices are expressed as percentages of the principal amount of the exchange notes if redeemed during the twelve-month period commencing on January 15 of the following years:

   Year                                                               Percentage
   ----                                                               ----------
   2004..............................................................  105.250%
   2005..............................................................  103.500%
   2006..............................................................  101.750%
   2007 and thereafter...............................................  100.000%

   Optional Redemption upon Public Equity Offerings. In addition, at any time on or prior to January 15, 2002, we may use the net cash proceeds within 60 days of a public equity offering of our qualified capital stock, which means all of our capital stock other than our Disqualified Capital Stock, to redeem up to 35% of the exchange notes. The redemption price will be equal to 110.5% of the principal amount of the exchange notes, plus accrued and unpaid interest, subject to the right of holders of record on a record date to receive interest due on the related interest payment date that is on or prior to the date of redemption. At least 65% of the aggregate principal amount of the exchange notes originally issued must remain outstanding after giving effect to this redemption.

   If less than all of the exchange notes are to be redeemed, the trustee will select exchange notes for redemption on a pro rata basis, by lot or by any method that the trustee deems fair and appropriate. However, we will only redeem exchange notes in multiples of $1,000. If we redeem exchange notes, we must give at least 30 but not more than 60 days' notice before the redemption date to each holder of exchange notes to be redeemed. If any exchange note is to be redeemed in part only, the notice of redemption that relates to that exchange note must state the portion of the principal amount of that exchange note to be redeemed. A new exchange note in a principal amount equal to the unredeemed portion of that exchange note will be issued in the name of the holder upon cancellation of the original exchange note. On and after the redemption date, interest will cease to accrue on exchange notes or portions of exchange notes called for redemption as long as we have deposited with the paying agent sufficient funds to pay the redemption price.

Change of Control

   Upon the occurrence of a Change of Control, as defined in "Material Definitions," you would have the right to require that we purchase all or a portion, in integral multiples of $1,000, of your notes. The purchase price would equal 101% of the principal amount of the notes plus accrued and unpaid interest, subject to the right of holders of record on a record date to receive interest due on the related interest payment date that is on or prior to the date of purchase. Within 30 days following any Change of Control, we will mail a notice to each holder offering to repurchase the exchange notes.

   We will, to the extent lawful:

   (1) accept for payment all exchange notes or portions of exchange notes properly tendered in the Change of Control offer; and

   (2) deposit with the paying agent sufficient funds to pay holders of the tendered exchange notes.

   The senior credit facility currently contains prohibitions on the occurrence of events that would constitute a change of control and requires that we repay amounts outstanding under the senior credit facility upon a change of control. Our future Senior Indebtedness could contain similar provisions. Moreover, the exercise by the holders of their right to require us to repurchase the notes would currently cause a default under the senior credit facility due to the financial effect of a repurchase on us.

   If we offer to repurchase your exchange notes upon a Change of Control, we cannot assure you that we will have available funds sufficient to pay the change of control purchase price for all the tendered notes. We expect that we would seek third-party financing to the extent we do not have available funds to meet our purchase obligations and any other obligations in respect of Senior Indebtedness. However, we cannot assure you that we would be able to obtain this financing.

   In addition, we would not be able to purchase any notes if we cannot obtain the necessary consents of senior lenders and we cannot obtain the necessary third-party financing. In this case, our failure to purchase tendered notes would constitute an Event of Default under the indenture which may only be waived by the holders of a majority of the notes. The Event of Default may not be waived merely by us or the trustee.

Material Covenants

   Limitation on Incurrence of Additional Indebtedness. Neither we nor our Restricted Subsidiaries will incur any Indebtedness other than Permitted Indebtedness, including Acquired Indebtedness. However, we and any note guarantor may incur Indebtedness if our Consolidated Fixed Charge Coverage Ratio is greater than 2.0 to 1.0 immediately before and after incurring the Indebtedness.

   Limitation on Restricted Payments.

   Restricted Payments and General Limitation. Neither we nor our Restricted Subsidiaries may generally:

     (1) declare or pay any dividend or make any distribution on capital stock or other equity interests;

     (2) purchase, redeem or otherwise acquire or retire for value any capital stock or other equity interests of us or our Restricted
  Subsidiaries or any warrants, rights or options to purchase or acquire shares of any class of that capital stock or other equity interests;

     (3) make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value any subordinated Indebtedness prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment; or

     (4) make any Investment.

  We may, however, make these "Restricted Payments" if:

     (1) no default or Event of Default has occurred;

     (2) we are able to incur at least $1.00 of additional Indebtedness, other than Permitted Indebtedness, in compliance with the covenant described under "--Limitation on Incurrence of Additional Indebtedness"; and

     (3) the total amount of cash or fair market value of any other property comprising the Restricted Payments, including the proposed Restricted Payment, made subsequent to January 21, 1999 is less than or equal to the sum of:

       (a) 50% of cumulative Consolidated Net Income, or if cumulative Consolidated Net Income is a loss, minus 100% of the loss, accrued during the period beginning on January 1, 1999 to the end of the most recent quarter for which our consolidated financial information is available; plus

       (b) 100% of the total net cash proceeds received by us from any person, other than a Restricted Subsidiary, from a capital contribution to us; the issuance of our qualified capital stock subsequent to January 21, 1999; the issuance of any warrants, rights or options to purchase or acquire shares of our capital stock; or the issuance subsequent to January 21, 1999 of any of our Indebtedness or any Indebtedness of a Restricted Subsidiary that has been converted into or exchanged for our qualified capital stock; plus

       (c) in the case of the disposition or repayment of, or the receipt by us of any dividends or distributions from, any Investment constituting a Restricted Payment made after January 21, 1999, an amount equal to the lesser of the amount of the Investment and the amount received by us or any Restricted Subsidiary upon that disposition, repayment, dividend or distribution; plus

       (d) in the event we or any Restricted Subsidiary make any Investment in a person that, as a result of or in connection with that Investment, becomes a Restricted Subsidiary, an amount equal to our or any Restricted Subsidiary's existing Investment in that person that was previously treated as a Restricted Payment; plus

       (e) so long as the designation of any subsidiary as an unrestricted subsidiary was treated as a Restricted Payment made after January 21, 1999, with respect to any unrestricted subsidiary that has been redesignated as a Restricted Subsidiary after January 21, 1999, an amount equal to our Investment in that unrestricted subsidiary, but the amount will not in any case exceed the designation amount with respect to the Restricted Subsidiary upon its designation; plus

       (f) $3.0 million, which amount will not be reduced by any negative amounts occurring pursuant to clause (a) above; minus

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

       (g) the designation amount with respect to any of our subsidiaries which have been designated as an unrestricted subsidiary.

   Transactions which are not Restricted Payments. We and our Restricted Subsidiaries may at any time make Permitted Investments. We may also, at any time, (a) declare or pay dividends or distributions payable in our qualified capital stock or warrants, rights or options to purchase or acquire shares of our qualified capital stock, or dividends or distributions to us or a Restricted Subsidiary and (b) pay pro rata dividends or distributions to us and/or our Restricted Subsidiaries and to minority holders of capital stock of Restricted Subsidiaries. None of these items will be considered Restricted Payments.

   Transactions which are Restricted Payments but are not subject to the General Limitation. Nonetheless, we are not prohibited from making any of the following Restricted Payments.

     (1) We may pay any dividend within 60 days after the date of declaration if the dividend would have been permitted on the date of declaration.

     (2) We may, if no default or Event of Default has occurred, acquire any shares of our capital stock or any warrants, rights or options to purchase or acquire shares of our capital stock:

       (a) in exchange for shares of our qualified capital stock or any warrants, rights or options to purchase or acquire shares of our qualified capital stock; or

       (b) through the application of the net proceeds of a substantially concurrent sale for cash, other than to a Restricted Subsidiary, of shares of our qualified capital stock or any warrants, rights or options to purchase or acquire shares of our qualified capital stock.

     (3) We may, if no default or Event of Default has occurred, voluntarily prepay, purchase, defease, redeem or otherwise retire any subordinated
  Indebtedness:

       (a) solely in exchange for shares of our capital stock or any warrants, rights or options to purchase or acquire shares of our capital stock. However, if these securities are convertible into or exchangeable at the option of the holder for Disqualified Capital Stock then the Disqualified Capital Stock must not mature or be mandatorily redeemable pursuant to a sinking fund obligation or be redeemable at the option of the holder of the Disqualified Capital Stock on or prior to the final maturity of the Indebtedness permitted to be prepaid, purchased, defeased, redeemed or acquired, and have a weighted average life to maturity less than the Indebtedness permitted to be prepaid, purchased, defeased, redeemed or acquired; or

       (b) in exchange for refinanced Indebtedness or through the application of net proceeds of a substantially concurrent sale for cash, other than to a Restricted Subsidiary, of shares of our qualified capital stock or any warrants, rights or options to purchase or acquire shares of our qualified capital stock or refinanced Indebtedness.


     (4) We may make loans or advances to officers and directors of ours or any Restricted Subsidiary in the ordinary course of business in an amount not to exceed $1.0 million at any one time outstanding.

     (5) We may repurchase, redeem or otherwise retire up to an annual amount of $750,000 of any of our capital stock, or interests under any stock appreciation rights plan, held by any member of our management and our capital stock held by employees, former employees, directors or former directors.


     (6) We may make book-entry dividends to Glass Holdings to make payments of interest on the $136.7 million secured loan from us to Glass Holdings used in connection with AGY Holdings' acquisition of the 51% interest in Advanced Glassfiber. We may make these book-entry dividends only if:

       (a) Glass Holdings makes a book-entry contribution to AGY Holdings to enable AGY Holdings to pay interest on the $135.3 million loan from Glass Holdings to AGY Holdings used to acquire the 51% interest in Advanced Glassfiber;

       (b) AGY Holdings uses the contribution to pay interest on the purchase price loan;

       (c) Glass Holdings applies the interest payment to the payment of interest on the $136.7 million secured loan from us to Glass Holdings; and

       (d) after giving effect to the dividend and the application of the interest payment on the $136.7 million secured loan from us to Glass Holdings, there is no change to the retained earnings of our Consolidated Net Income solely as a result of the making of the dividend and the payment of the interest.

   Limitation on Asset Sales. We will not, and will not permit any Restricted Subsidiary to, consummate an Asset Sale unless:

     (1) we or any Restricted Subsidiary receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets; and

     (2) at least 75% of the consideration received by us or the Restricted Subsidiary is in the form of:

       (a) cash or cash equivalents; or

       (b) "replacement assets" such as the following:

             . long-term assets, including intellectual property associated with the use of such long-term assets, to be used by us or any Restricted Subsidiary in a Permitted Business; or

             . equity interests of a Restricted Subsidiary or a person engaged primarily in a Permitted Business that will become a Restricted Subsidiary.

   We or the Restricted Subsidiary may apply the net cash proceeds of any Asset Sale generally within 270 days to any combination of the following:

     (1) repay any Senior Indebtedness and permanently reduce those commitments; or

     (2) purchase replacement assets from a person other than us and our Restricted Subsidiaries.

   To the extent that we do not use the net cash proceeds of any Asset Sale within 270 days to repay Senior Indebtedness or purchase replacement assets, we will offer to repay our subordinated Senior Indebtedness, including the notes, at a price, in the case of the notes, equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest. The interest payment will be subject to the right of holders of record on a record date to receive interest due on an interest payment date that is on or prior to such date of purchase. We would make this offer within 60 days of the Asset Sale, and repurchase any tendered notes within 20 business days of making the offer.

   We may delay an offer until there is at least $5.0 million of unapplied net cash proceeds resulting from one or more Asset Sales.

   Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.

   General Limitation. We will not, and will not permit any Restricted Subsidiary to create or permit to exist any encumbrance or restriction on the ability of any Restricted Subsidiary to:

     (1) pay dividends or make any other distributions on capital stock or other equity interests to us or any other Restricted Subsidiary or pay any Indebtedness owed to us or any other Restricted Subsidiary;

     (2) make loans or advances to, or guarantee any Indebtedness or other obligations of, or make any Investment in, us or any other Restricted Subsidiary; or

     (3) transfer any property or assets to us or any other Restricted
  Subsidiary.

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


   Exceptions to the General Limitation. We and our Restricted Subsidiaries may, however, create or permit to exist encumbrances or restrictions resulting from the following:

     (1) applicable law;

     (2) the indenture;

     (3) the senior credit facility or any replacement senior credit facility;

     (4) customary non-assignment provisions of any contract of any Restricted Subsidiary, or any customary restriction on the ability of a Restricted Subsidiary to dividend, distribute or otherwise transfer any asset which secures Purchase Money Indebtedness of that Restricted Subsidiary;

     (5) any instrument governing Acquired Indebtedness, which is not applicable to any person, or the properties or assets of any person, other than the person or the properties or assets of the person so acquired;

     (6) restrictions with respect to any of our Restricted Subsidiaries imposed by a binding agreement which has been entered into for the sale or disposition of capital stock or assets of that Restricted Subsidiary;

     (7) customary restrictions imposed on the transfer of copyrighted or patented materials; or

     (8) secured Indebtedness otherwise permitted to be incurred under the covenants described under""--Limitation on the Incurrence of Additional Indebtedness" and "--Limitation on Liens," which is not applicable to any property or assets other than the property or assets subject to the Lien securing the Indebtedness.

   Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries. We will not sell or otherwise dispose of any shares of capital stock or other equity interests of a Restricted Subsidiary, and will not cause or permit any Restricted Subsidiary to issue or sell or otherwise dispose of any shares of its capital stock or other equity interests, except:

     (1) to us or a wholly owned Restricted Subsidiary;

     (2) the sale of 100% of the shares of capital stock or other equity interests of any Restricted Subsidiary owned by us or any Restricted Subsidiary effected in accordance with the covenants described under "-- Limitation on Asset Sales" and "--Merger, Consolidation and Sale of Assets";

     (3) in the case of Restricted Subsidiaries other than wholly owned Restricted Subsidiaries, issuance of capital stock or other equity interests on a pro rata basis to us and our Restricted Subsidiaries and minority shareholders of that Restricted Subsidiary;

     (4) the sale of capital stock or other equity interests of a Restricted Subsidiary or issuance by a Restricted Subsidiary of capital stock or other equity interests if following the sale or issuance:

       (a) the Restricted Subsidiary is no longer a subsidiary;

       (b) our continuing Investment in that former Restricted Subsidiary is in compliance with "--Limitations on Restricted Payments"; and

       (c) any sale of capital stock or other equity interests by us or that Restricted Subsidiary complies with the covenant described under "--Limitation on Asset Sales".

   Designation of Unrestricted Subsidiaries. We may designate any subsidiary of ours as an "unrestricted subsidiary" only if:

     (1) no default or Event of Default has occurred;

     (2) we could incur $1.00 of additional Indebtedness, other than Permitted Indebtedness, under the covenant described under "--Limitation on Incurrence of Additional Indebtedness"; and

     (3) we would be permitted to make an Investment at the time of designation equal to the amount of our Investment in that subsidiary on such date.

     Neither we nor any Restricted Subsidiary may:

     (1) provide credit support for, subject any property or assets other than the capital stock of any unrestricted subsidiary to the satisfaction of, or guarantee, any Indebtedness of any unrestricted subsidiary unless the credit support or guarantee constitutes an Investment permitted under the covenant described under "--Limitation on Restricted Payments;"

     (2) be liable for any Indebtedness of any unrestricted subsidiary; or

     (3) be liable for any Indebtedness which provides that the holder declare a default or cause the payment to be accelerated or payable prior to its final scheduled maturity, except for any non-recourse guarantee given solely to support the pledge by us or any Restricted Subsidiary of the capital stock or other equity interests of any unrestricted subsidiary.

   We may revoke any designation of a subsidiary as an unrestricted subsidiary only if:

     (1) no default or Event of Default has occurred; and

     (2) all Liens and Indebtedness of the unrestricted subsidiary outstanding immediately following the revocation would have been permitted under the indenture.

   Limitation on Layered Indebtedness. We will not, and will not permit any Restricted Subsidiary to, incur any Indebtedness that is subordinate in right of payment to any other Indebtedness, unless that Indebtedness is subordinate in right of payment to, or ranks equally with, the notes or, in the case of note guarantors, that Indebtedness is subordinate in right of payment to, or ranks equally with, the note guarantees.

   No note guarantor will guarantee any of our Indebtedness that is subordinate in right of payment to any of our other Indebtedness unless the guarantee is subordinate in right of payment to, or ranks equally with, the note guarantee.

   Limitation on Liens. Except for liens securing Senior Indebtedness and Permitted Liens, we will not, and will not cause or permit any Restricted Subsidiaries to, incur any Liens of any kind against any properties or assets to secure any Indebtedness unless:

     (1) in our case, we secure the notes and all other amounts due under the indenture; and

     (2) in the case of a note guarantor, the note guarantor secures its note guarantee and all other amounts due under the indenture,

   Merger, Consolidation and Sale of Assets. We will not (1) consolidate or merge with or into any person, whether or not we are the surviving person, or
(2) sell, lease or otherwise dispose of, or cause or permit any Restricted Subsidiary to sell, lease or otherwise dispose of, all or substantially all of our and our Restricted Subsidiaries' properties and assets, unless we satisfy the following five conditions:


     (1) either we are the surviving or continuing entity or the surviving person:


             (a)is a corporation organized and validly existing in the United
               States; and

             (b)expressly assumes the due and punctual payment of the principal of, and premium, if any, and interest on all of the notes and the performance and observance of every covenant of the notes and the indenture and the registration rights agreement;

     (2) immediately after giving effect to the transaction:

       (a) we or the surviving person is able to incur at least $1.00 of additional Indebtedness, other than Permitted Indebtedness, pursuant to the covenant described under "--Limitation on Incurrence of Additional Indebtedness"; or

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

       (b) the Consolidated Fixed Charge Coverage Ratio for us or the surviving person would be greater than our Consolidated Fixed Charge Coverage Ratio immediately prior to the transaction;

     (3) immediately before and immediately after giving effect to the transaction, no default or Event of Default has occurred;

     (4) each note guarantor, including persons which become note guarantors as a result of the transaction, must confirm that its note guarantee will apply for its obligations under the indenture and the notes; and

     (5) we or the surviving person must deliver to the trustee an officers' certificate and an opinion of counsel, each stating that the consolidation, merger, sale, lease or other disposition complies with the applicable provisions of the indenture and that all conditions under the indenture relating to the transaction have been satisfied.

   These limitations do not apply to any (1) transfer of the properties or assets of a Restricted Subsidiary to us or to a wholly owned Restricted Subsidiary, (2) merger of a Restricted Subsidiary into us, or (3) merger of us into a Restricted Subsidiary.



   Each note guarantor, unless its note guarantee is to be released, will not, and we will not permit any note guarantor to, consolidate with or merge into any person that is not a note guarantor unless the surviving entity assumes all of the obligations under the note guarantee.

   Limitations on Transactions with Affiliates.

     We will not, and will not permit any of our Restricted Subsidiaries to, enter into any transaction or series of related transactions with any of our affiliates, unless:

       (1) the terms of the affiliate transaction are no less favorable than those that could reasonably be expected to be obtained in a comparable transaction at that time on an arm's-length basis from a person that is not an affiliate;

       (2) in the event that the affiliate transaction involves more than $2.5 million during any twelve-month period, the terms of that affiliate transaction are approved by a majority of the board of directors, including a majority of the disinterested directors; and

       (3) in the event that the affiliate transaction involves more than $7.0 million during any twelve-month period, we obtain a favorable opinion as to the fairness of the transaction or series of related transactions from a financial point of view from an independent financial advisor.

     However, these restrictions do not apply to:

       (1) transactions with or among us and any Restricted Subsidiary or between or among Restricted Subsidiaries;

       (2) reasonable fees and compensation paid to, and any indemnity provided on behalf of, officers, directors, employees, consultants or agents of ours or any Restricted Subsidiary as determined in good faith by our board of directors;

       (3) any transactions undertaken pursuant to any contractual obligations or rights in existence on January 21, 1999;

       (4) any Restricted Payments made in compliance with "Limitation on Restricted Payments";

       (5) loans and advances to officers, directors and employees of ours or any Restricted Subsidiary for travel, entertainment, moving and other relocation expenses made in the ordinary course of business; and

       (6) tax sharing or similar arrangements.

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

   Conduct of Business. We and our Restricted Subsidiaries will not engage in any businesses other than a Permitted Business.

   Reports to Holders. So long as any notes remain outstanding, we will provide the trustee, the holders and the initial purchaser with annual reports and any information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act within 15 days after the times specified for filing. In addition, prior to effectiveness of our exchange offer registration statement, we will make available, upon request, to any holder and any prospective purchaser of notes the information required under Rule 144A(d)(4) under the Securities Act.

   Payments for Consent. Neither we nor any of our subsidiaries will pay or cause to be paid any consideration to any holder of any notes for or as an inducement to any consent, waiver or amendment of any terms or provisions of the notes, unless the consideration is offered to be paid or agreed to be paid to all holders of the notes that so consent, waive or agree to amend.

Events of Default

   The following events are "Events of Default":

     (1) the failure to pay the principal of, or premium, if any, on any note when due;

     (2) the failure to pay any interest on any notes when due, continued for 30 days or more;

     (3) the failure to perform or comply with any of the provisions described under "Material Covenants--Merger, Consolidation and Sales of Assets";

     (4) the failure to perform or comply with any other covenant or agreement contained in the indenture or in the notes for 30 days or more after written notice from the trustee or the holders of at least 25% of the notes;

     (5) the failure to pay at final maturity or upon acceleration of the final maturity, giving effect to any applicable grace periods and any extensions of the maturity, the principal amount of any Indebtedness of ours or any Restricted Subsidiary, if the total principal amount of that Indebtedness, together with the principal amount of any other Indebtedness in default for failure to pay principal at final maturity or which has been so accelerated, totals $5.0 million or more at any time;

     (6) one or more judgments not adequately covered by insurance in an amount in excess of $5.0 million has been rendered against us or any Restricted Subsidiary and the judgment or judgments remain undischarged, unpaid or unstayed for a period of 60 days after the judgment or judgments become final and non-appealable;

     (7) events of bankruptcy affecting us or any of our "significant subsidiaries," which means, generally, a subsidiary constituting more than ten percent of our assets or income, as defined in Rule

  1-02(w) of Regulation S-X under the Securities Act, or group of subsidiaries that, taken together, would constitute a significant subsidiary;

     (8) the note guarantee of any note guarantor is declared to be unenforceable in a judicial proceeding or ceases for any reason to be in full force and effect or any note guarantor denies or disaffirms its obligations under the note guarantee; or

     (9) at any time prior to the repayment in full of the $136.7 million secured loan from us to Glass Holdings, the related pledge is held or declared to be unenforceable or invalid in a judicial proceeding or ceases for any reason to be in full force and effect.

   If any of these Events of Default other than an Event of Default upon bankruptcy occurs and is continuing, the trustee or the holders of at least 25% of the notes may declare the principal of, and premium, if any, and accrued and unpaid interest on all the notes to be due and payable. If an Event of Default upon bankruptcy occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the notes will automatically become and be immediately due and payable.

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

   At any time after a declaration of acceleration with respect to the notes, the holders of a majority of the notes may rescind and cancel the declaration and its consequences:

     (1) if all existing Events of Default have been cured or waived other than the nonpayment of principal or interest that has become due solely because of the acceleration;

     (2) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by the declaration of acceleration, has been paid; and

     (3) if we have paid the trustee its reasonable compensation and reimbursed the trustee for its reasonable expenses, disbursements and advances.

   The holders of a majority of the notes may waive any existing default or Event of Default under the indenture, and its consequences, except a default in the payment of the principal of, premium, if any, or interest on any notes.

   The trustee is generally under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders, unless those holders have offered to the trustee reasonable indemnity. The holders of a majority of the notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

   No holder of any notes will have any right to institute any proceeding with respect to the indenture, unless:

     (1) that holder gives to the trustee written notice of a continuing Event of Default;

     (2) holders of at least 25% of the notes make a written request to pursue the remedy;

     (3) those holders of the notes provide to the trustee satisfactory indemnity;

     (4) the trustee does not comply within 60 days; and

     (5) during the 60 day period the holders of a majority of the notes do not give the trustee a written direction which, in the opinion of the trustee, is inconsistent with the request.

   Otherwise, no holder of any note will have any right to institute any proceeding with respect to the indenture except:

     (1) a holder of a note may institute suit for enforcement of payment of the principal of and premium, if any, or interest on the holder's note on or after the due dates expressed in that note; or

     (2) the institution of any proceeding with respect to the indenture, including acceleration, by the holders of a majority of the notes.

   We are required to deliver to the trustee written notice of any event which would constitute a default, its status and what action we are taking or propose to take in respect of the default. In addition, we are required to deliver to the trustee, within 120 days after the end of each year, a certificate indicating whether we know of any default that occurred during the previous year.

   If a default occurs, is continuing and is known to the trustee, the trustee must mail to each holder a notice of the default within five days after it is known or written notice of it is received by the trustee. Except in the case of a default in the payment of principal of, premium, if any, or interest on any note, the trustee may withhold notice if and so long as a committee of its trust officers in good faith determines that withholding notice is not opposed to the interest of the holders.

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

Legal Defeasance and Covenant Defeasance

   We may, at our option, elect a "defeasance" which means that we would be deemed to have paid and discharged the entire Indebtedness represented by the outstanding notes, except for:

     (1) the rights of holders to receive payments in respect of the principal of, premium, if any, and interest on the notes when the payments are due;

     (2) our obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payments;

     (3) the rights, powers, trust, duties and immunities of the trustee and our related obligations; and

     (4) the defeasance provisions of the indenture.

   In addition, we may, at our option, elect a "covenant defeasance" which means we would have our obligations released with respect to some of our covenants and thereafter any omission to comply with those obligations would not constitute a default or Event of Default with respect to the notes. In the event a covenant defeasance occurs, some of the events described under "Events of Default" would no longer constitute an Event of Default. Non-payment, bankruptcy, receivership, reorganization and insolvency events, however, would continue to be "Events of Default" with respect to the notes.

   In order to exercise either a defeasance or a covenant defeasance:

     (1) we must irrevocably deposit with the trustee amounts sufficient to pay the principal of, premium, if any, and interest on the notes;

     (2) we must deliver to the trustee an opinion of counsel to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance or covenant defeasance had not occurred;

     (3) we must deliver to the trustee an officers' certificate stating that no default or Event of Default has occurred and is continuing on the date of deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

     (4) we must deliver to the trustee an officers' certificate stating that the defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which we or our subsidiaries are a party or by which we or our subsidiaries are bound;

     (5) we must deliver to the trustee an officers' certificate stating that the deposit was not made by us with the intent of preferring the holders over any other creditors of ours or any subsidiary of ours or with the intent of defeating, hindering, delaying or defrauding any other creditors of ours or others;

     (6) we must deliver to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions relating to the defeasance or the covenant defeasance have been complied with; and

     (7) we must deliver to the trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally.

Satisfaction and Discharge

   The indenture will be discharged and will cease to be of further effect, except as to surviving rights or registration of transfer or exchange of the notes, when any of the following occur:

     (1) either:

       (a) all the notes have been delivered to the trustee for cancellation; or

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

       (b) all notes not previously delivered to the trustee for cancellation have become due and payable, or will be due and payable within one year or are to be called for redemption within one year, and we have irrevocably deposited or caused to be deposited with the trustee funds sufficient to pay and discharge the notes not previously delivered to the trustee for cancellation;

     (2) we have paid all other sums payable under the indenture; and

     (3) we have delivered to the trustee an officers' certificate stating that we have complied with all conditions under the indenture relating to the satisfaction and discharge of the indenture.

Modification of the Indenture

   From time to time, we and the trustee, without the consent of the holders, may amend the indenture or the notes to:

     (1) cure ambiguities, defects or inconsistencies;

     (2) provide for additional note guarantors; and

     (3) make other changes which do not, in the opinion of the trustee, materially adversely affect the rights of any of the holders.

   In formulating its opinion on these matters, the trustee will be entitled to rely on evidence it deems appropriate, including relying solely on an opinion of counsel. Other modifications and amendments of the indenture or the notes may be made with the consent of the holders of a majority of the notes. However, without the consent of the holders, no amendment may:

     (1) reduce the amount of notes whose holders must consent to an amendment or waiver;

     (2) reduce the rate of or change the time for payment of interest on any notes;

     (3) reduce the principal of or change the fixed maturity of any notes, or change the date on which any notes may be subject to redemption, or reduce the redemption price;

     (4) make any notes payable in money other than that stated in the notes;

     (5) make any change in provisions of the indenture entitling each holder to receive payment of principal of, premium, if any, and interest on the notes on or after the due date of the payment or to bring suit to enforce the payment, or permitting holders of a majority of notes to waive defaults or Events of Default;

     (6) materially amend, change or modify our obligation to make and consummate an offer to repurchase the notes upon a Change of Control that has occurred or make and consummate a net proceeds offer with respect to any Asset Sale that has been consummated;

     (7) modify the subordination provisions of the indenture with respect to us or any note guarantor in a manner that adversely affects the rights of any holder; or

     (8) eliminate or modify a note guarantor's obligations with respect to its note guarantee which materially adversely affects holders.

   No amendment may be made to the subordination provisions of the indenture that adversely affects the rights of any holder of Senior Indebtedness of ours or a note guarantor unless the holders of the Senior Indebtedness consent to the change.

Governing Law

   The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required.

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

The Trustee

   Except during the continuance of an Event of Default, the trustee will perform only those duties as are specifically set forth in the indenture. During the existence of an Event of Default, the trustee will exercise the rights and powers vested in it by the indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

   The indenture and the provisions of the Trust Indenture Act contain limitations on the rights of the trustee, should it become a creditor of ours, to obtain payments of claims or to realize on property. Subject to the Trust Indenture Act, the trustee will be permitted to engage in other transactions. However, if the trustee acquires any conflicting interest as described in the Trust Indenture Act, it must eliminate the conflict or resign.

Material Definitions

   "Acquired Indebtedness" means Indebtedness with respect to any specified person which:

     (1) exists at the time that person becomes a Restricted Subsidiary or at the time it merges or consolidates with us or any of our Restricted Subsidiaries; or

     (2) is assumed in connection with the acquisition of assets.

Acquired Indebtedness does not include indebtedness incurred in connection with, or in anticipation or contemplation of, the acquisition, merger or consolidation.

   "Asset Sale" means any sale, issuance, conveyance or other disposition by us or any of our Restricted Subsidiaries of:

     (1) any capital stock of any Restricted Subsidiary; or

     (2) our property or assets other than cash, cash equivalents or capital stock, or property or assets of any Restricted Subsidiary, other than in the ordinary course of business.

   An Asset Sale does not include:

     (1) the sale, conveyance or other disposition of all or substantially all of our assets, or assets of our Restricted Subsidiaries, as permitted under "Material Covenants--Merger, Consolidation and Sale of Assets;"

     (2) any sale of capital stock in, or Indebtedness or other securities of, an unrestricted subsidiary;

     (3) a disposition of inventory or leases in the ordinary course of business;

     (4) dispositions of assets in any fiscal year with a fair market value not to exceed $2.0 million in the aggregate;

     (5) for purposes of "Material Covenants--Limitation on Asset Sales" only, the making of a Permitted Investment or Restricted Payment; and

     (6) a disposition in the ordinary course of business of obsolete or worn-out equipment.

   "Change of Control" means the occurrence of any of the following:

     (1) Prior to the first public equity offering, the Permitted Holders do not beneficially own at least 51% of the total voting power of our voting stock, whether as a result of

    . the issuance of securities by us or any of our parent companies;

    . any merger, consolidation, liquidation or dissolution; or

    . any direct or indirect transfer of our securities.


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

     (2) Subsequent to the first public equity offering:

       (a) any person, other than one or more Permitted Holders, is or becomes the beneficial owner of more than 35% of the total voting power of our voting stock; and

       (b) the Permitted Holders beneficially own in the aggregate a lesser percentage of the total voting power of our voting stock than that other person.


     (3) During any period of two consecutive years or, if this event occurs on or before January 21, 2001, individuals who at the beginning of that period constituted our board of directors, together with any new directors whose election by the board of directors or whose nomination for election by our shareholders was approved by a vote of a majority of our directors then still in office who were either directors at the beginning of that period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of our board of directors then in office.

     (4) We consolidate with, or merge with or into, another person, other than a wholly owned Restricted Subsidiary, or we or any Restricted Subsidiary sell, transfer or otherwise dispose of all or substantially all of our assets and the assets of our Restricted Subsidiaries, determined on a consolidated basis, to any person, other than us or any wholly owned Restricted Subsidiary. This does not apply to any transaction where immediately after the transaction the persons that beneficially owned a majority of the total voting power of our then outstanding voting stock beneficially own a majority of the total voting power of the then outstanding voting stock of the surviving or transferee person.

   "Consolidated EBITDA" means Consolidated Net Income for a period, plus the following to the extent deducted in calculating Consolidated Net Income:

     (1) Consolidated Income Tax Expense for that period;

     (2) Consolidated Interest Expense for that period; and

     (3) Consolidated Non-cash Charges for that period; less

       (a) all non-cash items increasing Consolidated Net Income for that period; and

       (b) all cash payments during that period relating to non-cash charges that were added back in determining Consolidated EBITDA in any prior period.

   "Consolidated Fixed Charge Coverage Ratio" is the ratio of the aggregate amount of Consolidated EBITDA for the four most recent quarters to Consolidated Fixed Charges for the four quarter period. For purposes of this definition, "Consolidated EBITDA" and "Consolidated Fixed Charges" is calculated after giving effect on a pro forma basis to:

     (1) the incurrence or repayment of any Indebtedness, including with regard to Restricted Subsidiaries occurring during or after the four quarter period, as if that incurrence or repayment occurred on the first day of the four quarter period; and

     (2) any Investment by us in a person that becomes a Restricted Subsidiary, acquisition of assets not in the ordinary course of business, Asset Sale, other asset dispositions not in the ordinary course of business, or sale or disposition of capital stock occurring during or after the four quarter period as if the transaction, including the incurrence of any Acquired Indebtedness, occurred on the first day of the four quarter period.

   Also, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator of this "Consolidated Fixed Charge Coverage Ratio:"

     (1) interest on outstanding variable rate Indebtedness will be deemed to have accrued at a fixed rate per annum equal to the interest rate in effect on the date of determination;

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

     (2) if interest on any Indebtedness may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the date of determination will be deemed to have been in effect during the four quarter period; and

     (3) interest on variable rate Indebtedness, to the extent the interest is covered by hedging obligations, is deemed to accrue at the rate per annum resulting after giving effect to the operation of the interest rate hedge contracts.

   "Consolidated Fixed Charges" means, for any period, the sum of:

     (1) Consolidated Interest Expense, plus

     (2) the product of:

       (a) the amount of all dividend payments on any series of our preferred stock, other than dividends paid in qualified capital stock, paid, accrued or scheduled to be paid or accrued during that period times

       (b) a fraction, the numerator of which is one and the denominator of which is one minus our then current effective consolidated federal, state and local tax rate, expressed as a decimal.

   "Consolidated Income Tax Expense" means the provision for federal, state, local and foreign income taxes payable by us and our Restricted Subsidiaries for the period as determined on a consolidated basis in accordance with GAAP.

   "Consolidated Interest Expense" means the sum of:

     (1) our total cash and non-cash interest expense, including with regard to our Restricted Subsidiaries, for the relevant period determined on a consolidated basis in accordance with GAAP, including:

       (a) any amortization of debt discount and any amortization or write off of deferred financing costs;

       (b) the net costs under hedging obligations related to Indebtedness, including amortization of fees;

       (c) all capitalized interest;

       (d) the interest portion of any deferred payment obligation;

       (e) commissions, discounts and other fees and charges incurred in respect of letters of credit or bankers' acceptances; and

       (f) any interest expense on Indebtedness of another person that is guaranteed by us or one of our Restricted Subsidiaries or secured by a Lien on our assets or the assets of our Restricted Subsidiaries, whether or not the guarantee or Lien is called upon; and

     (2) the interest component of capitalized lease obligations paid, accrued and/or scheduled to be paid or accrued by us and our Restricted Subsidiaries during that period as determined on a consolidated basis in accordance with GAAP.

   "Consolidated Net Income" means our aggregate net income or loss, including with respect to our Restricted Subsidiaries, for any period on a consolidated basis, determined in accordance with GAAP. However, we exclude the following in calculating "Consolidated Net Income":

     (1) net after-tax gains from Asset Sales, other asset dispositions not in the ordinary course of business, or sale or disposition of capital stock or abandonments of reserves relating to those transactions;

     (2) net after-tax items classified as extraordinary or non-recurring gains or losses;

     (3) the net income of any person acquired in a "pooling of interests" transaction accrued prior to the date it becomes a Restricted Subsidiary or is merged or consolidated with us or any Restricted Subsidiary;

     (4) the net income, but not loss, of any Restricted Subsidiary to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by contract, operation of law or otherwise;

     (5) the net income of any person, other than a Restricted Subsidiary, except to the extent of cash dividends or distributions paid to us or to a Restricted Subsidiary by that person;

     (6) any restoration to income of any contingency reserve, except to the extent that provision for the reserve was made out of Consolidated Net Income accrued at any time following January 21, 1999; and

     (7) all gains and losses from the cumulative effect of any change in accounting principles.

   "Consolidated Non-cash Charges" means our aggregate depreciation, amortization and other non-cash expenses, including with respect to our Restricted Subsidiaries, for that period, determined on a consolidated basis in accordance with GAAP, excluding any charge which requires an accrual of or a reserve for cash charges for any future period.

   "Disqualified Capital Stock" means that portion of any capital stock or other equity interests which matures or is mandatorily redeemable, or is redeemable at the sole option of the holder of the capital stock or other equity interests on or prior to the 91st day after the final maturity date of the exchange notes.

   "Indebtedness" includes the following:

     (1) the principal amount or accreted value of all obligations for borrowed money;

     (2) the principal amount or accreted value of all obligations evidenced by bonds, debentures, notes or other similar instruments;

     (3) all capitalized lease obligations;

     (4) all obligations issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement, excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being properly contested in good faith;

     (5) all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction;

     (6) guarantees and other contingent obligations;

     (7) with respect to all debt which is secured by any Lien, the amount of that debt being deemed to be the lesser of the fair market value of the property or asset or the amount of the Indebtedness so secured;

     (8) all obligations under hedging obligations; and

     (9) all Disqualified Capital Stock. The amount of Indebtedness represented by the Disqualified Capital Stock is equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends. The "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price is calculated in accordance with the terms of the Disqualified Capital Stock as if the Disqualified Capital Stock were purchased on the date of determination.

   "Investment" includes any loan or other extension of credit, including a guarantee, or capital contribution to, or any purchase or acquisition by that person of any capital stock or other equity interests, bonds, notes, debentures or other securities or evidences of Indebtedness. "Investment" excludes accounts receivable or deposits arising in the ordinary course of business.


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

   For purposes of the "Limitation on Restricted Payments" covenant:

     (1) "Investment" includes the fair market value of the net assets of any Restricted Subsidiary at the time that the Restricted Subsidiary is designated an unrestricted subsidiary. Upon a redesignation of the subsidiary as a Restricted Subsidiary, we would continue to have a permanent "Investment" in an unrestricted subsidiary in an amount (if positive) equal to

       (a) the total amount of our "Investments" in the subsidiary made prior to or at the time of the redesignation less

       (b) that portion of the fair market value of the net assets of the subsidiary at the time that the subsidiary is re-designated as a Restricted Subsidiary that is proportionate to our equity interest in the subsidiary; and

     (2) any property transferred to or from an unrestricted subsidiary will be valued at its fair market value at the time of the transfer.

   If we or any Restricted Subsidiary sell or otherwise dispose of any common stock of a Restricted Subsidiary in a way that the Restricted Subsidiary would cease to be our subsidiary, we would be deemed to have made an Investment on the date of that sale or disposition equal to the fair market value of the common stock of the Restricted Subsidiary not sold or disposed of.

   "Lien" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind, including any conditional sale or other title retention agreement, any related lease and any agreement to give any security interest.

   "Permitted Business" means the business or businesses conducted by us and our Restricted Subsidiaries as of January 21, 1999 and any related business.

   "Permitted Holders" means:

     (1) Robert Porcher;

     (2) the spouse, parents, siblings, descendants of Robert Porcher or the descendants of his spouse or siblings;

     (3) in the event of incompetence or death of Robert Porcher or his spouse, parents, siblings or descendants, that person's estate, executor, administrator, committee or other personal representative who beneficially owns or has the right to acquire our voting stock;

     (4) any trusts created for the sole benefit of Robert Porcher or any person in his family or any trust for the benefit of those trusts;

     (5) any entity of which Robert Porcher or any of the persons in his family:

       (a) "beneficially owns" on a fully diluted basis at least 51% of the voting stock of that person; or

       (b) is the sole trustee or general partner, or otherwise has the sole power to manage the business and affairs, of that person.

   "Permitted Indebtedness" means each of the following:

     (1) Indebtedness in respect of the old notes and exchange notes and any replacement notes issued pursuant to the indenture, and the related note guarantees;

     (2) guarantees by any note guarantor of our Indebtedness other than the notes;

     (3) Indebtedness incurred under the senior credit facility in an aggregate principal amount at any time outstanding not to exceed $125.0 million less the amount of any permanent prepayments of Indebtedness made with the net cash proceeds of an Asset Sale;

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     (4) other Indebtedness of ours and our Restricted Subsidiaries outstanding on January 21, 1999, reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions thereto;

     (5) hedging obligations entered into in the ordinary course of business and not for speculative purposes;

     (6) Indebtedness of any Restricted Subsidiary owed to and held by us or any note guarantor for so long as the Indebtedness is held by us or any note guarantor, subject to no Lien securing Indebtedness other than Permitted Liens. However, if any person other than us or any note guarantor holds any Indebtedness or holds a Lien in respect of the Indebtedness securing Indebtedness other than Permitted Liens, that would constitute the Incurrence of Indebtedness not constituting Permitted Indebtedness;

     (7) Our Indebtedness owed to and held by any note guarantor that is unsecured and subordinated to the payment and performance of our obligations under any Senior Indebtedness, the indenture, the notes and the note guarantees and subject to no Lien securing Indebtedness other than Permitted Liens. However, if any person other than any note guarantor owns or holds any Indebtedness or any person other than any note guarantor holds a Lien in respect of the Indebtedness securing Indebtedness other than Permitted Liens, that would constitute the incurrence of Indebtedness not constituting Permitted Indebtedness;

     (8) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently, except in the case of daylight overdrafts, drawn against insufficient funds in the ordinary course of business so long as the Indebtedness is extinguished within two business days of Incurrence;

     (9) Indebtedness represented by letters of credit for our account or the account of any of our Restricted Subsidiaries, in order to provide security for workers' compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

     (10) refinanced indebtedness, other than Permitted Indebtedness incurred pursuant to the covenant described under "--Material Covenants--Limitation on Incurrence of Additional Indebtedness" or Indebtedness incurred pursuant to clauses (1) or (4) of this definition of Permitted Indebtedness;

     (11) capitalized lease obligations and Purchase Money Indebtedness of ours and our Restricted Subsidiaries that do not exceed $5.0 million in the aggregate at any one time;

     (12) Indebtedness arising from agreements of ours or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations incurred in connection with the disposition of any business, assets, or Restricted Subsidiary, other than guarantees of Indebtedness incurred acquiring all or any portion of the business, assets or Restricted Subsidiary for the purpose of financing the acquisition. However, the maximum aggregate liability in respect of all that Indebtedness may at no time exceed the gross proceeds actually received by us and the Restricted Subsidiary in connection with the disposition; and

     (13) additional Indebtedness of ours or any note guarantor in an aggregate principal amount not to exceed $5.0 million at any one time outstanding.

   "Permitted Investments" means:

     (1) Investments by us or any Restricted Subsidiary that results in any person becoming a Restricted Subsidiary or constituting a merger or consolidation of that person into us or with or into a Restricted Subsidiary;

     (2) Investments by any Restricted Subsidiary in us;

     (3) Investments in cash and cash equivalents;

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

     (4) any extension, modification or renewal of any Investments existing as of January 21, 1999, but not Investments involving additional advances, contributions or other investments of cash or property, other than as a result of the accrual or accretion of interest or original issue discount or payment-in-kind pursuant to the terms of that Investment as of January 21, 1999;

     (5) transactions or arrangements with our officers, directors or employees or any officers, directors or employees of any of our subsidiaries entered into in the ordinary course of business;

     (6) Investments received as a result of the bankruptcy or reorganization of any person or taken in settlement of or other resolution of claims or disputes;

     (7) Investments made by us or our Restricted Subsidiaries as a result of non-cash consideration permitted to be received in connection with an Asset Sale made in compliance with the covenant described under "--Material Covenants--Limitation on Asset Sales";

     (8) Investments consisting of consigned inventory in an aggregate amount not to exceed $5.0 million at any one time outstanding;

     (9) Investments in the form of intercompany Indebtedness permitted to be issued under the covenant entitled "Limitation on Incurrence of Additional Indebtedness"; and

     (10) other Investments not to exceed $5.0 million at any one time outstanding.

   "Permitted Junior Securities" means any of our securities or of any other person that are:

     (1) equity securities without special covenants; or

     (2) debt securities expressly subordinated in right of payment to all Senior Indebtedness under a court order so providing and as to which:

       (a) the rate of interest on those securities does not exceed the effective interest rate on the notes on January 21, 1999;

       (b) those securities are not be entitled to the benefits of covenants or defaults materially more beneficial to the holders of those securities than those in effect with respect to the notes on January 21, 1999; and

       (c) those securities do not provide for amortization as modified by the plan of reorganization pursuant to which those securities are issued.

   "Permitted Liens" means any of the following:

     (1) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if a reserve or other appropriate provision has been made;

     (2) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security;

     (3) any interest or title of a lessor under any capitalized lease obligation so long as the Liens do not extend to any property which is not leased property subject to that capitalized lease obligation;

     (4) purchase money Liens to finance property of ours or a Restricted Subsidiary acquired in the ordinary course of business as long as:

       (a) the related purchase money Indebtedness does not exceed the cost of that property and is not secured by any property of ours or any Restricted Subsidiary other than the property so acquired; and

       (b) the Lien securing the Indebtedness is created within 90 days of the acquisition;

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

     (5) Liens upon specific items of inventory or other goods and proceeds securing obligations in respect of bankers' acceptances issued or created to facilitate the purchase, shipment or storage of the inventory or other goods;

     (6) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to those letters of credit;

     (7) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements;

     (8) Liens securing hedging obligations that relate to Indebtedness that is incurred in accordance with the covenant described under "Material Covenants--Limitation on Incurrence of Additional Indebtedness" and that are secured by the same assets as secure those hedging obligations;

     (9) Liens existing on January 21, 1999 and Liens to secure any refinanced Indebtedness that has been secured by a Lien permitted under the covenant described under "Material Covenants--Limitation on Liens" and which has been incurred in accordance with the covenant described under "Material Covenants--Limitation on Incurrence of Additional Indebtedness"; if those new Liens:

       (a) are not materially less favorable to the holders of notes and are not materially more favorable to the lienholders with respect to those Liens than the Liens in respect of the Indebtedness being refinanced; and

       (b) do not extend to any property or assets other than the property or assets securing the refinanced Indebtedness;

     (10) Liens securing Acquired Indebtedness incurred in accordance with the covenant described under "Material Covenants--Limitation on Incurrence of Additional Indebtedness"; so long as:

       (a) those Liens secured that Acquired Indebtedness prior to the incurrence of that Acquired Indebtedness by us or a Restricted Subsidiary and were not granted in connection with the incurrence of that Acquired Indebtedness by us or a Restricted Subsidiary; and

       (b) those Liens do not extend to or cover any of our property or the property of any Restricted Subsidiary other than the property that secured the Acquired Indebtedness prior to the time the Indebtedness became our Acquired Indebtedness or the Acquired Indebtedness of a Restricted Subsidiary and are no more favorable to the lienholders than the Liens securing the Acquired Indebtedness prior to the incurrence of that Acquired Indebtedness by us or a Restricted Subsidiary; and

     (11) Liens securing other Indebtedness not in excess of $3.0 million at any one time outstanding.

   "Purchase Money Indebtedness" means Indebtedness of us or any Restricted Subsidiary incurred for the purpose of financing all or any part of the purchase price or other cost of construction or improvement of any property; as long as the aggregate principal amount of that Indebtedness does not exceed the lesser of the fair market value of the property or the purchase price or cost, including any refinancing of that Indebtedness that does not increase the aggregate principal amount, or accreted amount, if less, of the Indebtedness on the date of refinancing.

   "Senior Indebtedness" includes the following:

     (1) all obligations under the senior credit facility;

     (2) all hedging obligations;

     (3) all obligations under stand-by letters of credit; and

     (4) all other Indebtedness permitted under the indenture, including principal, premium, if any, and interest on that Indebtedness, unless the instrument under which that Indebtedness is incurred expressly

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

  provides that that Indebtedness is not senior in right of payment to the notes in our case or a note guarantee in the case of a note guarantor, and all related renewals, extensions, modifications, amendments or refinancings.

   Nonetheless, Senior Indebtedness does not include:

     (1)  any obligation for federal, state, local or other taxes;

     (2) any Indebtedness between us and any of our subsidiaries or any of our affiliates or any of our affiliate's subsidiaries, other than Indebtedness created by us in connection with the guarantee of Indebtedness of a subsidiary and unless that Indebtedness has been pledged to secure obligations under Senior Indebtedness;

     (3) any obligation in respect of any trade payable incurred for the purchase of goods or materials, or for services obtained, in the ordinary course of business;

     (4) that portion of any Indebtedness that is incurred in violation of the indenture;

     (5) Indebtedness evidenced by the notes or the note guarantees;

     (6) our Indebtedness or the Indebtedness of a note guarantor that is expressly subordinate or junior in right of payment to any other Indebtedness of ours or of a note guarantor;

     (7) any obligation owing under leases, other than capitalized lease obligations, or management agreements;

     (8) any obligation that by operation of law is subordinate to any general unsecured obligations; and

     (9) our Indebtedness to the extent the Indebtedness is owed to and held by any federal, state, local or other governmental authority, excluding Indebtedness owing to state or local governmental authorities in the form of industrial revenue bonds or other state or local bond financings.


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

                    UNITED STATES FEDERAL TAX CONSIDERATIONS

   The following summary describes material U.S. federal income tax considerations associated with the exchange of the old notes for the exchange notes pursuant to the exchange offer and the ownership and disposition of the notes. The summary is based on the Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions as of the date of this prospectus, all of which may be repealed, revoked or modified with possible retroactive effect. This summary is limited to investors who will hold the notes as capital assets within the meaning of Section 1221 of the Code and does not deal with holders that may be subject to special tax rules including, but not limited to:

  .  insurance companies,

  .  tax-exempt organizations,

  .  financial institutions,

  .  dealers in securities or currencies,

  .  traders in securities electing to mark to market,

  .  holders whose functional currency is not the U.S. dollar,

  . holders who will hold the notes as a hedge against currency risks or as part of a straddle, synthetic security, conversion transaction or other integrated investment comprised of the notes and one or more other investments or,

  . except to the extent discussed below, Non-U.S. Holders (as defined below).

   The summary is applicable only to persons who tender their old notes in exchange for newly issued exchange notes and does not address other purchasers.

   This summary does not address all aspects of federal income taxation that may be relevant to holders of the notes in light of their particular circumstances. It does not address any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

   You should consult your own tax advisor as to the particular tax consequences to you of the exchange of old notes for exchange notes and the ownership and disposition of the notes, including the applicability of any federal estate or gift tax laws, any state, local, or foreign tax laws, any changes in applicable tax laws, and any pending or proposed legislation or regulations. We have not asked for or received an opinion of counsel with regard to the following discussion of federal income tax consequences.

   As used herein, the term "U.S. Holder" means a holder of notes that is:

  . a citizen or resident of the United States for U.S. federal income tax purposes,

  . a corporation or entity taxed as a corporation created or organized under the laws of the United States, any state in the U.S. or the District of Columbia,

  . an estate, the income of which is subject to United States federal income tax without regard to its source, or

  . a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

   A "Non-U.S. Holder" is any beneficial holder that is not a U.S. Holder.


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

U.S. Taxation of U.S. Holders and Non-U.S. Holders

   There will be no U.S. federal income tax consequences to anyone exchanging an old note for an exchange note pursuant to the exchange offer. You will have the same adjusted basis and holding period in the exchange note as you had in the old note immediately before the exchange.

U.S. Taxation of U.S. Holders

   Stated interest on notes. Stated interest on a note generally will be included in the gross income of a U.S. Holder as ordinary income at the time it accrues or is received in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes.

   Disposition of the notes. Upon the sale, exchange, redemption, retirement or other disposition of a note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized upon the disposition (except to the extent such amount is attributable to accrued but unpaid interest which will be taxable as such) and such holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in a note will, in general, be the U.S. Holder's cost for that note. This gain or loss will be capital gain or loss. Net capital gain (i.e., generally capital gain in excess of capital loss) recognized by an individual U.S. Holder upon the disposition of a note that has been held for more than one year generally will be subject to tax at a maximum rate of 20%. A note that has been held for one year or less will be taxed at ordinary income tax rates. The deductibility of capital losses is subject to limitations.

   Market discount. U.S. Holders, other than original purchasers of the old notes, should be aware that the sale of the exchange notes may be affected by the market discount provisions of the Code. The market discount rules generally provide that if a U.S. Holder of a note

  . purchased the note, after the original offering, at a "market discount" (i.e., at an amount less than the adjusted issue price of the note as determined on the date of such purchase) exceeding a statutorily defined de minimis amount, and

  . thereafter recognizes gain upon a disposition, including a partial redemption, of the exchange note received in exchange for an old note,

the lesser of such gain or the portion of the market discount that accrued while the old note and exchange note were held by such U.S. Holder will be treated as ordinary interest income at the time of disposition. The rules also provide that a U.S. Holder who acquires a note at a market discount may be required to defer a portion of any interest expense that may otherwise be deductible on any indebtedness incurred or maintained to purchase or carry the note until the U.S. Holder disposes of such note in a taxable transaction. If a holder of such a note elects to include market discount in income currently, both of the foregoing rules would not apply.

Non-U.S. Holders

   Under present U.S. federal income tax law, subject to the discussion of backup withholding and information reporting below:

  . payments of principal and interest on the notes to any Non-U.S. Holder will not be subject to U.S. federal income or withholding tax provided that:

   . the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock entitled to vote of BGF,

   . the Non-U.S. Holder is not a controlled foreign corporation that is related to us, directly or indirectly, through stock ownership,

   . such interest payments are not effectively connected with a United States trade or business, and

   . the beneficial owner of the note provides (either directly or through a financial institution that holds the note on behalf of the non-U.S. Holder and that holds customers' securities in the ordinary course of its trade or business) us or our agent an IRS Form W-8 or a substantially similar substitute form, signed under penalties of perjury, that it is not a United States person and provides its name and address; and

  . A Non-U.S. Holder will not be subject to U.S. federal income tax on gain realized on the sale, exchange, redemption, retirement or other disposition of a note, unless

   . the gain is effectively connected with a trade or business carried on by such holder within the United States or, if a treaty applies, attributable to the United States permanent establishment maintained by the holder, or

   . the holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met.

Backup Withholding and Information Reporting

   Backup withholding of U.S. federal income tax at a rate of 31% may apply to payments made in respect of the notes to a holder who is not an "exempt recipient" and who fails to provide certain identifying information, such as the Holder's taxpayer identification number, in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. A Non-U.S. Holder who provides an IRS Form W-8 generally will not be subject to backup withholding.

   Upon the sale of a note to or through a broker, the broker must withhold 31% of the entire purchase price unless either:

  . the broker determines that the seller is a corporation or other exempt recipient; or

  . the seller provides, in the required manner, certain identifying information and, in the case of a Non- U.S. Holder, certifies that such seller is a Non-U.S. Holder (and other conditions are met).

   Such a sale must also be reported by the broker to the IRS, unless either:

  .  the broker determines that the seller is an exempt recipient; or

  .  the seller certifies that it is a Non-U.S. Holder.

   The amount of any backup withholding imposed on a payment to a holder will be allowed as a credit against such holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

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                               THE EXCHANGE OFFER

Purpose and Effect

   We sold the old notes on January 21, 1999 to First Union Capital Markets Corp., which we refer to as the initial purchaser of the old notes. The initial purchaser subsequently placed the old notes with qualified institutional buyers in reliance upon Rule 144A under the Securities Act. When we sold the old notes to the initial purchaser, we entered into a registration rights agreement that required us:

  . to file a registration statement with the SEC with respect to an exchange offer; and

  . use our best efforts to cause the exchange offer registration statement to be declared effective by June 21, 1999.

   This prospectus is a part of the exchange offer registration statement that we were required to file. As soon as the exchange offer registration statement has been declared effective, we will offer the exchange notes in exchange for the old notes. We will keep the exchange offer open for at least 20 business days after the date on which notice of the exchange offer is mailed to the holders of the old notes. For each old note validly tendered to us and not withdrawn, the holder of the old note will receive an exchange note having a principal amount equal to the principal amount of the surrendered old note. Interest on the exchange note will accrue from the last interest payment date on which interest was paid on the old notes or, if no interest was paid on the old notes, from January 21, 1999, which was the date of issuance of the old notes.

   Under existing SEC interpretations set forth in no-action letters, we believe that the exchange notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act; provided that:

  . you are acquiring the exchange notes in the ordinary course of business;

  . you are not participating, do not intend to participate, and have no arrangement or understanding with anyone to participate, in the distribution of the exchange notes issued to you in the exchange offer; and

  . you are not an affiliate of ours.

If our belief is inaccurate and you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes, you may incur liability under the Securities Act. We do not assume or indemnify you against such liability.

   Each participating broker-dealer that is issued exchange notes for its own account in exchange for old notes which were acquired as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. The accompanying letter of transmittal states that by so acknowledging and by delivering a prospectus, the broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. A participating broker-dealer may use this prospectus for an offer to resell, resale or other retransfer of the exchange notes. We will make this prospectus and any amendment or supplement to this prospectus available for a period of 180 days after the date of this prospectus to any participating broker-dealer for use in connection with any resales. We believe that no registered holder of the old notes is an affiliate (as such term is defined in Rule 405 of the Securities Act) of ours.

   By tendering your old notes, you will be representing, among other things, that:

  . you are acquiring the exchange notes in the ordinary course of business;

  . you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes issued to you in the exchange offer;

  . you are not an affiliate of ours; and

  . if you are a participating broker-dealer, you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes.

All other broker-dealers may not rely on existing SEC interpretations set forth in no-action letters and, absent an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in order to resell the old notes or the exchange notes. These requirements include being named as a selling security holder in a registration statement related to any resales. These broker-dealers may not use the exchange offer prospectus for any resales.

Registration Rights

   The following is a summary of the material terms of the registration rights agreement. A copy of the registration rights agreement is filed as an exhibit to the registration statement of which this prospectus is a part.

   Under the registration rights agreement, we are obligated to file a "shelf" registration statement covering resales of the old notes or the exchange notes if any of the following situations occur:

  . new interpretations of the SEC prohibit us from effecting the exchange offer;

  . the exchange offer is not consummated within 30 business days of the date the exchange offer registration statement became effective;

  . the initial purchaser so requests with respect to old notes it acquired directly from us on or prior to the 20th business day following the consummation of the exchange offer;

  . any holder notifies us on or prior to the 20th business day following the consummation of the exchange offer that the holder is not eligible to participate in the exchange offer or the exchange notes the holder would receive would not be freely tradable; or

  . the initial purchaser participates in the exchange offer and does not receive freely tradable exchange notes in exchange for old notes constituting any portion of an unsold allotment and the initial purchaser notifies us on or prior to the 20th business day following the consummation of the exchange offer.

   If any of the events in the preceding paragraph occur, we will file a shelf registration statement within 75 days. We will also use our reasonable efforts to cause the shelf registration statement to be declared effective within 135 days. We will keep the shelf registration statement effective until the earlier of:

  . the time when the old notes or the exchange notes covered by the shelf registration statement can be sold pursuant to Rule 144 without any limitations under clauses (c), (e), (f) and (h) of Rule 144;

  . two years from the date on which the shelf registration statement was filed; and

  . the date as of which all old notes and exchange notes covered by the shelf registration statement have been sold.

   If a shelf registration statement is filed, we will provide to each holder for whom the shelf registration statement was filed copies of the prospectus which is a part of the shelf registration statement, notify each holder when the shelf registration statement has become effective and take other actions as are required to permit unrestricted resales of the old notes or the exchange notes. A holder selling old notes or exchange notes pursuant to the shelf registration statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers. These holders would also be subject to the civil liability provisions under the Securities Act and would be bound by the indemnification provisions of the registration rights agreement.

   If any of the following "registration defaults" occur:

  . we fail to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing;

  . any of the registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness;

  . we fail to consummate the exchange offer within 30 business days of the date specified for effectiveness of the exchange offer registration statement;

  . the shelf registration statement or the exchange offer registration statement has been declared effective but the SEC issues a stop order suspending such effectiveness or proceedings have been initiated under Sections 8(d) or 8(e) of the Securities Act with respect to the exchange offer registration statement or shelf registration statement;

  . the aggregate number of days in any suspension period referred to in the preceding bulletpoint exceeds the number permitted in the registration rights agreement; or

  . the number of suspension periods referred to in the second preceding bulletpoint exceeds the number permitted in the registration rights agreement,

then we will pay liquidated damages to each holder of old notes. During the first 90-day period immediately following the occurrence of a registration default, we will pay liquidated damages in an amount equal to $0.05 per week per $1,000 principal amount of old notes held by each holder. The amount of the liquidated damages will increase by an additional $0.05 per week per $1,000 principal amount of old notes for each subsequent 90-day period until the registration default has been cured, up to an aggregate maximum amount of liquidated damages of $0.30 per week per $1,000 principal amount of old notes for all registration defaults. We will pay all accrued liquidated damages on each date that interest must be paid on the old notes. Following the cure of all registration defaults, the accrual of liquidated damages will cease and all accrued and unpaid liquidated damages will be paid promptly thereafter. At all other times, the old notes will bear interest at the original interest rate thereof.

Terms of the Exchange Offer

   Subject to the conditions in this prospectus and in the letter of transmittal, we will accept old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding old notes accepted in the exchange offer. You may tender some or all of your old notes pursuant to the exchange offer. However, tenders of old notes must be in a minimum principal amount of $1,000 or an integral multiple of $1,000 in excess thereof.

   The form and terms of the exchange notes will be identical in all material respects to the form and terms of the old notes, except that:

  . the exchange notes will bear a different CUSIP number from the old notes;

  . the issuance of the exchange notes will be registered under the Securities Act and, therefore, the exchange notes will not bear legends restricting transfer; and

  . the holders of the exchange notes will not be entitled to rights under the registration rights agreement, including liquidated damages.

   As of the date of this prospectus, $100,000,000 aggregate principal amount of old notes were outstanding. This prospectus and the letter of transmittal are being mailed to persons who were holders of old notes on the close of business on the date of this prospectus. Holders of old notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law or the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder.

   We will be deemed to have accepted validly tendered old notes when we have given written notice thereof to The Bank of New York, as exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us.

   If any tendered old notes are not accepted for exchange for any reason, the certificates for the unaccepted old notes will be returned, without expense, to the tendering holders as soon as possible.

   Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes for exchange notes. We will pay all charges and expenses, other than transfer taxes, in connection with the exchange offer. See "--Fees and Expenses."

Expiration Date; Extensions; Amendments

   The term "expiration date" means 5:00 p.m., New York City time, on      ,
1999, unless we extend the exchange offer, in which case the term "expiration date" means the latest date and time to which the exchange offer is extended.

   In order to extend the exchange offer, we will notify the exchange agent by written notice and will make a public announcement of the extension, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

   We reserve the right, in our sole discretion:

  . to delay accepting any old notes, to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under "--Conditions" has not been satisfied, by giving written notice of the delay, extension or termination to the exchange agent; or

  . to amend the terms of the exchange offer in any manner, whether before or after any tender of the old notes.

Any delay in acceptance, extension, termination or amendment will be followed as soon as possible by oral or written notice thereof to the registered holders. If we amend the terms of the exchange offer, we may be required to file a post-effective amendment to the exchange offer registration statement.

Accrued Interest on the Exchange Notes

   Interest on the exchange notes will accrue from the last interest payment date on which interest was paid on the old notes, or, if no interest was paid on the old notes, from the date of interest of the old notes (January 21, 1999). Holders whose old notes are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the old notes.

Procedures for Tendering Old Notes

   Only a holder of old notes may tender old notes in the exchange offer. Each holder wishing to accept the exchange offer must:

  . complete, sign and date the accompanying letter of transmittal, or a facsimile thereof, in accordance with the instructions in this prospectus and the letter of transmittal;

  . have the signatures thereon guaranteed if required by the letter of transmittal or transmit an agent's message in connection with a book-entry transfer; and

  . mail or otherwise deliver the letter of transmittal or facsimile or agent's message, together with the old notes and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

Delivery of the old notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of book-entry transfer must be received by the exchange agent prior to the expiration date.

   The term "agent's message" means a message transmitted by a book-entry transfer facility to, and received by, the exchange agent forming a part of a confirmation of a book-entry, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the old notes that the participant has received and agrees:

  . to participate in the Automated Tender Option Program;

  .  to be bound by the terms of the letter of transmittal; and

  . that we may enforce such agreement against the participant.

   By executing the letter of transmittal, each holder will make the representations set forth under the heading "--Purpose and Effect" to us. Your tender and our acceptance will constitute an agreement that you will participate in the exchange offer in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

   The method of delivery of the old notes and the letter of transmittal and all other required documents to the exchange agent is at your election and sole risk. As an alternative to delivery by mail, you may wish to consider overnight or hand delivery service. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date. You may request your broker, dealer, commercial bank, trust company or nominee to effect the exchange of old notes for you.

   If you are a beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf.

   Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an "eligible institution." An eligible institution is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a savings institution, commercial bank or trust company having an office or correspondent in the United States, or otherwise an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act, and which is, in each case, a member of a recognized signature guarantee program (i.e., Securities Transfer Agents Medallion Program, Stock Exchange Medallion Program or New York Stock Exchange Medallion Signature Program). However, signatures on a letter of transmittal or notice of withdrawal are not required to be guaranteed with respect to old notes that are tendered:

  . by a registered holder who has not completed the box entitled "Special
    Issuance Instructions" or the box entitled "Special Delivery
    Instructions" on the letter of transmittal; or

  . for the account of an eligible institution.

   If a letter of transmittal is signed by a person other than the registered holder, the old notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder with the signature thereon guaranteed by an eligible institution.

   If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, offices of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

   We understand that the exchange agent will make a request soon after the date of this prospectus to establish an account through the facilities of The Depository Trust Company for receipt of the tender of old notes through book-entry delivery. For the purpose of facilitating the exchange offer, any financial institution that is a DTC participant may participate in the exchange offer through book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent's account for the old notes. Although delivery of the old notes may be effected through book-entry transfer into the exchange agent's account at DTC, unless an agent's message is received by the exchange agent in compliance with the Automated Tender Option Program, an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be delivered to the exchange agent on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures. Delivery of documents to DTC does not constitute delivery to the exchange agent.

   All questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered old notes and withdrawal of tendered old notes will be determined by us. We reserve the absolute right to reject old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person shall incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as promptly as practicable following the expiration date.

   No letter of transmittal, old notes, notice of guaranteed delivery or other documents should be sent to us or DTC. Delivery thereof to us or DTC will not constitute valid delivery.

Guaranteed Delivery Procedures

   Holders of old notes who wish to tender their old notes but who cannot, prior to 5:00 p.m., New York City time, on the expiration date (1) deliver their old notes, the letter of transmittal or any other documents required by the letter of transmittal to the exchange agent or (2) deliver a confirmation of the book-entry tender of their old notes into the exchange agent's account at DTC and otherwise complete the procedures for book-entry transfer, may effect a tender of old notes if:

  . the tender is made through an eligible institution;

  . prior to 5:00 p.m., New York City time, on the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed notice of guaranteed delivery setting forth the name and address of the holder, the certificate number(s) and the principal amount of old notes tendered, stating that the tender is being made thereby and guaranteeing that, within three business days after the expiration date, the letter of transmittal, together with the certificate(s) representing the old notes (or a confirmation of book-entry transfer of such old notes into the exchange agent's account at
    DTC), and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

  . the properly completed and duly executed letter of transmittal, as well as the certificate(s) representing all tendered old notes in proper form for transfer (or a confirmation of book-entry transfer of such old notes into the exchange agent's account at DTC), and all other documents required by the letter of transmittal are received by the exchange agent within three business days after the expiration date.

Acceptance of Old Notes for Exchange; Delivery of Exchange Notes

   Promptly after satisfaction or waiver of all of the conditions to the exchange offer, we will accept all old notes properly tendered and will issue the exchange notes. For a description of conditions to the exchange offer, see "--Conditions" below. We will be deemed to have accepted properly tendered old notes for exchange when, as and if we have given written notice thereof to the exchange agent. For each old note accepted for exchange, the holder of such old note will receive an exchange note having a principal amount equal to that of the surrendered old note.

   In all cases, issuance of exchange notes will be made only after timely receipt by the exchange agent of certificates for such old notes (or a timely confirmation that such old notes have been transferred into the exchange agent's account at DTC), a properly completed and duly executed letter of transmittal and all other required documents. If any tendered old notes are not accepted for any reason, or if old notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged old notes will be returned without expense to the tendering holder soon after the expiration or termination of the exchange offer.

Withdrawal of Tenders

   Except as otherwise provided in this prospectus, you may withdraw a tender of old notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

   To withdraw a tender of old notes, the exchange agent must receive a telegram, telex, letter or facsimile transmission notice of withdrawal at its address set forth herein prior to 5:00 p.m., New York City time, on the expiration date. A notice of withdrawal must:

  . specify the name of the person having deposited the old notes to be withdrawn;

  . identify the old notes to be withdrawn (including the certificate number(s) and principal amount of such old notes, or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at DTC pursuant to the applicable book-entry procedures, the name and number of the account at DTC to be credited);

  . be signed by the holder in the same manner as the original signature on the letter of transmittal by which such old notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the trustee register the transfer of such old notes into the name of the person withdrawing the tender; and

  . specify the name in which any such old notes are to be registered, if different from that of the person having deposited the old notes to be withdrawn.

All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by us. Any old notes so withdrawn will be deemed not to have been validly tendered and no exchange notes will be issued unless the old notes so withdrawn are validly retendered. Any old notes which have been tendered but which are not accepted for exchange will be returned, without expense, to the holder soon after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described above under "-- Procedures for Tendering Old Notes" at any time prior to the expiration date.

Conditions

   Notwithstanding any other term of the exchange offer, we are not required to accept for exchange any old notes, and may terminate or amend the exchange offer if:

  . any action or proceeding is instituted or threatened in any court or by any governmental or quasi-governmental agency which might materially impair our ability to proceed with the exchange offer or any material adverse development has occurred in any existing action or proceeding with respect to us;

  . the exchange offer violates applicable law or any applicable SEC interpretations; or

  . any governmental or quasi-governmental approval has not been obtained, which approval we deem necessary for the consummation of the exchange offer.

   If we determine in our sole, reasonable discretion that any of the foregoing conditions are not satisfied, we may:

  . refuse to accept any old notes and return all tendered old notes to the tendering holders;

  . extend the exchange offer and retain all old notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders to withdraw such old notes (see "--Withdrawal of Tenders"); or

  . waive the unsatisfied conditions and accept all properly tendered old notes which have not been withdrawn.

   In addition, we reserve the right, notwithstanding the satisfaction or failure of any or all of the conditions, to terminate or amend the exchange offer in any manner.

   The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered or accepted for exchange.

Exchange Agent

   The Bank of New York, which also acts as trustee under the indenture, has been appointed as exchange agent for the exchange offer. Each holder wishing to accept the exchange offer must deliver (1) a letter of transmittal, the holder's tendered old notes and all other required documents or (2) a notice of guaranteed delivery and all other documents described under "--Guaranteed Delivery Procedures," to the exchange agent as follows:

   By Mail or Hand Delivery: The Bank of New York
                             101 Barclay Street
                             New York, New York 10286
                             Attention: Millicent Burnett
                             Reorganization Section 7-E

   Facsimile Transmission:
   Confirm by Telephone:     (212) 815-6339
                             (212) 815-3502

   Delivery to an address other than as set forth above will not constitute valid delivery.

   If you have any questions or need additional copies of this prospectus, the letter of transmittal or the notice of guaranteed delivery, please write or telephone the exchange agent.

Fees and Expenses

   The principal solicitation of tenders for the exchange offer is being made by mail; however, additional solicitations may be made by telegraph, telecopy, telephone or in person by our officers, employees or agents and our affiliates. We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others to solicit acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer. We will pay all other expenses to be incurred in connection with the exchange offer. These expenses include fees and expenses of the trustee, accounting and legal fees and printing costs, among others.

Accounting Treatment

   The exchange notes will be recorded at the same carrying value as the old notes, which is face value, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer. The expenses of the exchange offer will be amortized over the term of the exchange notes.

Consequences of Failure to Exchange

   The old notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, old notes may not be reoffered, resold, pledged or otherwise transferred except in accordance with applicable state securities laws and:

  . to a person whom the transferor reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

  . in an offshore transaction meeting the requirements of Rule 903 or Rule
    904 of Regulation S;

  . to an institution that is an "accredited investor" within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act;

  . pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder; or

  . pursuant to an effective registration statement under the Securities Act.

   Following consummation of the exchange offer, holders of the old notes who were eligible to participate in the exchange offer but who did not tender their old notes will generally not have any further registration rights under the registration rights agreement, and these old notes will continue to be subject to restrictions on transfer. Accordingly, the liquidity of the market for such old notes could be adversely affected. See "Risk Factors--The old notes outstanding after the exchange offer will not have registration rights and we expect the market for the old notes to be illiquid."

                              PLAN OF DISTRIBUTION

   Except as provided in this prospectus, this prospectus may not be used for an offer to resell, a resale or other transfer of exchange notes. Under existing SEC interpretations set forth in no-action letters, we believe that the exchange notes may be offered for resale, resold and otherwise transferred (other than by our affiliates within the meaning of Rule 405 under the Securities Act) without further compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such exchange notes are acquired in the ordinary course of business and holders have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes. Any holder who is one of our affiliates or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

  . will not be able to rely on the existing SEC interpretations set forth in no-action letters;

  . will not be able to tender its old notes; and

  . must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer transaction unless the sale or transfer is made pursuant to an exemption from these requirements.

   A participating broker-dealer holding old notes may participate in the exchange offer provided that it acquired the old notes for its own account as a result of market-making or other trading activities. In connection with any resales of exchange notes, any participating broker-dealer who receives exchange notes in the exchange offer may be an "underwriter" within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the exchange notes with this prospectus, as amended or supplemented from time to time, other than in a resale of an unsold allotment from the original sale of the old notes. Under the registration rights agreement, we are required to allow participating broker-dealers to use this prospectus, as amended or supplemented from time to time, in connection with the resale of exchange notes for a period of 180 days. Each participating broker-dealer wishing to accept the exchange offer must represent that it will deliver a prospectus meeting the requirements of the Securities Act if it resells any exchange notes.

   All other broker-dealers may not rely on existing SEC interpretations set forth in no-action letters and, absent an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in order to resell the old notes or the exchange notes. These requirements include being named as a selling security holder in a registration statement related to resales. These broken-dealers may not use the exchange offer prospectus for any resales.

   The exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes, we will receive a like principal amount of old notes. The form and terms of the exchange notes will be identical in all material respects to the form and terms of the old notes, except for the elimination of transfer restrictions, registration rights and liquidated damages provisions relating to the old notes.

   Exchange notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, or at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through broker-dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account in the exchange offer and any person that participates in the distribution of such exchange notes may be deemed an "underwriter" within the meaning of the Securities Act. Any profit on such resale and any commissions or concessions received by any such broker-dealers may be deemed to be underwriting compensation under the

Securities Act. The letter of transmittal states that any acknowledgment by a participating broker-dealer that it will deliver a prospectus in connection with any resale of exchange notes, and any delivery of a prospectus, shall not be deemed an admission by the participating broker-dealer that it is an underwriter.

   For a period of 180 days after the expiration date, we will send additional copies of this prospectus and any amendment or supplement to this prospectus to any participating broker-dealer that requests these documents in the participating broker-dealer's letter of transmittal. By acceptance of the exchange offer, each broker-dealer that receives exchange notes for old notes agrees that, upon receipt of notice from us of the happening of any event which makes any statement in this prospectus untrue in any material respect or which requires the making of any changes in this prospectus in order to make the statements herein not materially misleading (which notice we have agreed to deliver to such broker-dealer), the broker-dealer will suspend the use of this prospectus until we have amended or supplemented this prospectus to correct the misstatement or omission and have furnished copies of the amended or supplemented prospectus to the broker-dealer.

   We have agreed, pursuant to the registration rights agreement, to pay all expenses incident to our performance of the exchange offer and the registration rights agreement other than agency fees and commissions, underwriting discounts and commissions and the fees and disbursements of counsel and other advisors and experts retained by the holders. In addition, we have agreed to indemnify the holders of the exchange notes against some liabilities, including liabilities under the Securities Act.

   The exchange notes are a new issuance of securities for which there is currently no trading market. The exchange notes will not be listed on any national securities exchange or Nasdaq. We have been advised by the initial purchaser that it intends to make a market in the exchange notes; however, the initial purchaser is not obligated to do so, and any market making activities may be discontinued at any time without notice. Accordingly, we cannot assure you that an active trading market for the exchange notes will develop or as to the liquidity of any such market. In addition, if the exchange notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities, our performance and other factors.

                                 LEGAL MATTERS

   The validity of the exchange notes offered hereby will be passed upon for us by Alston & Bird LLP, Atlanta, Georgia.

                                    EXPERTS

   The consolidated financial statements of BGF as of December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998 included elsewhere in this prospectus, have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report appearing herein and are included in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
BGF Industries, Inc.
  Report of Independent Accountants....................................... F-2
  Consolidated Balance Sheets at December 31, 1997 and 1998 and March 31,
   1999 (unaudited) ...................................................... F-3
  Consolidated Statements of Operations for the years ended December 31,
   1996, 1997 and 1998 and for the three months ended March 31, 1998
   (unaudited) and 1999 (unaudited)....................................... F-4
  Consolidated Statement of Cash Flows for the years ended December 31,
   1996, 1997 and 1998 and for the three months ended March 31, 1998
   (unaudited) and 1999 (unaudited)....................................... F-5
  Consolidated Statements of Stockholder's Equity for the years ended
   December 31, 1996, 1997 and 1998 and for the three months ended March
   31, 1999 (unaudited)................................................... F-6
  Notes to Consolidated Financial Statements.............................. F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
BGF Industries, Inc.:

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and changes in stockholder's equity present fairly, in all material respects, the financial position of BGF Industries, Inc. and its subsidiaries at December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          /s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Greensboro, North Carolina
February 26, 1999

                              BGF INDUSTRIES, INC.
              (a wholly owned subsidiary of Glass Holdings Corp.)
                          CONSOLIDATED BALANCE SHEETS
           December 31, 1997 and 1998 and March 31, 1999 (unaudited)
                   (dollars in thousands, except share data)

                                          December 31, December 31,  March 31,
                                              1997         1998        1999
                                          ------------ ------------ -----------
                                                                    (unaudited)
                 ASSETS
Current assets:
  Cash and cash equivalents..............   $     29    $      18    $      20
  Trade accounts receivable, less
   allowance for returns and doubtful
   accounts of $723, $696 and $670,
   respectively..........................     32,686       20,808       20,534
  Inventories............................     40,866       42,532       41,288
  Other current assets...................      3,366        5,260        5,658
                                            --------    ---------    ---------
    Total current assets.................     76,947       68,618       67,500
                                            --------    ---------    ---------
Property, plant and equipment:
  Land...................................      1,155        1,975        1,975
  Buildings..............................     30,302       35,850       36,704
  Machinery and equipment................     86,197       90,798       91,841
                                            --------    ---------    ---------
                                             117,654      128,623      130,520
  Less accumulated depreciation..........     63,870       70,520       72,544
                                            --------    ---------    ---------
    Net property, plant and equipment....     53,784       58,103       57,976
                                            --------    ---------    ---------
Other noncurrent assets..................      5,745       10,045       11,371
                                            --------    ---------    ---------
    Total assets.........................   $136,476    $ 136,766    $ 136,847
                                            ========    =========    =========
  LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Book overdraft.........................   $  3,468    $     657       $2,195
  Accounts payable.......................      8,484        6,794        6,016
  Accrued liabilities....................      8,196        6,743        6,661
  Current portion of long-term debt......        --         1,000        2,000
  Working capital line of credit.........      5,000          --           --
                                            --------    ---------    ---------
    Total current liabilities............     25,148       15,194       16,872
Long-term debt, net of discount of $0,
 $0, and $1,967, respectively............     20,000      150,000      149,033
Deferred income taxes....................      6,763        8,354        8,354
Postretirement benefit obligation........      1,268        1,394        1,438
                                            --------    ---------    ---------
    Total liabilities....................     53,179      174,942      175,697
                                            --------    ---------    ---------
Commitments and contingencies (Note 11)
Stockholder's equity (deficit):
  Common stock, $1.00 par value.
   Authorized 3,000 shares; issued and
   outstanding 1,000 shares..............          1            1            1
  Capital in excess of par value.........     34,999       34,999       34,999
  Retained earnings......................     48,297       63,614       62,940
  Loan to parent (Note 13)...............        --      (136,790)    (136,790)
                                            --------    ---------    ---------
    Total stockholder's equity
     (deficit)...........................     83,297      (38,176)     (38,850)
                                            --------    ---------    ---------
    Total liabilities and stockholder's
     equity (deficit)....................   $136,476    $ 136,766    $ 136,847
                                            ========    =========    =========

   The accompanying notes are an integral part of the consolidated financial statements.

                              BGF INDUSTRIES, INC.
              (a wholly owned subsidiary of Glass Holdings Corp.)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              For the years ended December 31, 1996, 1997 and 1998 and for the three months ended March 31, 1998 (unaudited) and 1999 (unaudited)
                             (dollars in thousands)

                                                                 For the Three Months
                                                                    Ended March 31,
                          December 31, December 31, December 31, ----------------------
                              1996         1997         1998        1998        1999
                          ------------ ------------ ------------ ----------  ----------
                                                                      (unaudited)
Net sales...............    $195,196     $217,889     $201,754   $   58,143  $   45,120
Cost of goods sold......     144,825      170,486      162,478       45,321      38,832
                            --------     --------     --------   ----------  ----------
  Gross profit..........      50,371       47,403       39,276       12,822       6,288
Selling, general and
 administrative
 expenses...............      10,220        9,739        9,700        2,841       1,931
                            --------     --------     --------   ----------  ----------
  Operating income......      40,151       37,664       29,576        9,981       4,357
                            --------     --------     --------   ----------  ----------
Other (income) expenses:
  Interest expense......       1,993        2,355        4,517          396       3,890
  Other income (Note
   7)...................      (1,915)        (315)        (170)         (68)       (132)
  Other expenses........          47          242           58           13          24
                            --------     --------     --------   ----------  ----------
                                 125        2,282        4,405          341       3,782
                            --------     --------     --------   ----------  ----------
  Income before taxes
   and extraordinary
   loss.................      40,026       35,382       25,171        9,640         575
Income tax expense......      15,996       13,652        9,854        3,711         220
                            --------     --------     --------   ----------  ----------
  Income before
   extraordinary loss...      24,030       21,730       15,317        5,929         355
Extraordinary loss on
 write-off of debt
 issuance costs, net of
 income taxes of $639...         --           --           --           --        1,029
                            --------     --------     --------   ----------  ----------
  Net income (loss).....    $ 24,030     $ 21,730     $ 15,317   $    5,929  $     (674)
                            ========     ========     ========   ==========  ==========



   The accompanying notes are an integral part of the consolidated financial statements.

                              BGF INDUSTRIES, INC.
              (a wholly owned subsidiary of Glass Holdings Corp.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                For the years ended December 1996, 1997 and 1998 and for the three months ended March 31, 1998 (unaudited) and 1999 (unaudited)
                             (dollars in thousands)

                                                                  For the Three
                                                                  Months Ended
                                                                    March 31,
                         December 31, December 31, December 31, ------------------
                             1996         1997         1998       1998      1999
                         ------------ ------------ ------------ --------  --------
                                                                   (unaudited)
Cash flows from
 operating activities:
 Net income (loss).....    $ 24,030     $ 21,730    $  15,317   $  5,929  $   (674)
 Adjustment to
  reconcile net income
  to net cash provided
  by operating
  activities:
 Depreciation..........       6,048        6,565        7,218      1,856     2,024
 Amortization..........          94          242          370         47       229
 Amortization of
  discount on notes....         --           --           --         --         33
 Extraordinary loss....         --           --           --         --      1,668
 (Gain) loss on
  disposal of
  equipment............          (2)           4           23        --        --
 Deferred income
  taxes................       1,077        1,371        1,027        --        --
 Postretirement
  benefit obligation...          57           98          126         24        44
 Change in operating
  assets and
  liabilities:
 Marketable
  securities-trading
  purposes.............       4,639          --           --         --        --
 Trade accounts
  receivable...........          14       (6,819)      11,878      4,461       274
 Inventories...........     (11,474)      (3,994)      (1,666)      (400)    1,244
 Other current
  assets...............           7         (762)      (1,330)      (222)     (398)
 Other noncurrent
  assets...............         (46)        (521)         (72)       --        --
 Accounts payable......      (1,642)       2,266       (1,967)     2,408      (375)
 Accrued liabilities...         (11)        (282)      (1,453)     1,407       (82)
                           --------     --------    ---------   --------  --------
   Net cash provided by
    operating
    activities.........      22,791       19,898       29,471     15,510     3,987
                           --------     --------    ---------   --------  --------
Cash flows from
 investing activities:
 Purchases of
  property, plant and
  equipment............     (21,983)      (7,275)     (11,299)   (2,897)    (2,300)
 Proceeds from sale of
  equipment............          12          --            16        --        --
 Additional
  consideration paid
  relating to original
  purchase.............      (3,454)         --           --         --        --
                           --------     --------    ---------   --------  --------
   Net cash used in
    investing
    activities.........     (25,425)      (7,275)     (11,283)    (2,897)   (2,300)
                           --------     --------    ---------   --------  --------
Cash flows from
 financing activities:
 Book overdraft........        (834)       3,468       (2,811)    (3,468)    1,538
 Principal payments of
  long-term debt.......      (8,750)     (40,750)     (20,000)    (3,000)      --
 Proceeds from
  borrowing of long-
  term debt............         --        34,000       50,000        --        --
 Proceeds from
  borrowing of
  revolving credit.....         --           --        48,000        --      3,000
 Payments on borrowing
  of revolving
  credit...............         --           --       (12,000)       --    (36,000)
 Proceeds from senior
  subordinated debt....         --           --        65,000        --        --
 Payments on senior
  subordinated debt....         --           --           --         --    (65,000)
 Proceeds from
  borrowing of notes...         --           --           --         --     98,000
 Net borrowings
  (repayments) on
  working capital line
  of credit............      27,526       (4,526)      (5,000)    (5,000)      --
 Debt issuance costs...         --           (38)      (4,598)       --     (3,223)
 Loan to parent........         --           --      (136,790)       --        --
 Distribution to
  parent...............     (15,164)      (4,913)         --         --        --
                           --------     --------    ---------   --------  --------
 Net cash provided by
  (used in) financing
  activities...........       2,778      (12,759)     (18,199)   (11,468)   (1,685)
                           --------     --------    ---------   --------  --------
 Net increase
  (decrease) in cash
  and cash
  equivalents..........         144         (136)         (11)     1,145         2
 Cash and cash
  equivalents at
  beginning of
  period...............          21          165           29         29        18
                           --------     --------    ---------   --------  --------
 Cash and cash
  equivalent at end of
  period...............    $    165     $     29    $      18   $  1,174  $     20
                           ========     ========    =========   ========  ========
Supplemental
 disclosures of cash
 flow information:
 Cash paid during the
  year for interest....    $  1,981     $  2,622    $   3,833
                           ========     ========    =========
 Cash paid for income
  taxes................    $ 17,693     $ 11,679    $  10,399
                           ========     ========    =========
Supplemental disclosure
 of non-cash investing
 activities:
 Property and
  equipment financed
  in accounts
  payable..............    $  1,098     $    421    $     698   $    848  $    295
                           ========     ========    =========   ========  ========
 Deferred tax
  liability increase
  due to settlement of
  original purchase
  consideration........    $  1,200
                           ========

   The accompanying notes are an integral part of the consolidated financial statements.

                              BGF INDUSTRIES, INC.
              (a wholly owned subsidiary of Glass Holdings Corp.)

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
        December 31, 1996, 1997, and 1998 and March 31, 1999 (unaudited)
                             (dollars in thousands)

                                                                      Total
                              Common Paid-In Retained   Loan to   Stockholder's
                              Stock  Capital Earnings   Parent       Equity
                              ------ ------- --------   -------   -------------
Balance, December 31, 1995     $ 1   $34,999 $ 22,614  $     --     $  57,614
  Net income.................  --        --    24,030        --        24,030
  Distributions to parent....  --        --   (15,164)       --       (15,164)
                               ---   ------- --------  ---------    ---------

Balance, December 31, 1996       1    34,999   31,480        --        66,480
  Net income.................  --        --    21,730        --        21,730
  Distributions to parent....  --        --    (4,913)       --        (4,913)
                               ---   ------- --------  ---------    ---------

Balance, December 31, 1997       1    34,999   48,297        --        83,297
  Net income.................  --        --    15,317        --        15,317
  Loan to parent.............  --        --       --    (138,590)    (138,590)
  Non-interest bearing loan
   payable reclassed to
   offset loan to parent.....  --        --       --       1,800        1,800
                               ---   ------- --------  ---------    ---------

Balance, December 31, 1998...  $ 1   $34,999 $ 63,614  $(136,790)   $ (38,176)
  Net loss (unaudited).......  --        --      (674)       --          (674)
                               ---   ------- --------  ---------    ---------
Balance, March 31, 1999
 (unaudited).................  $ 1   $34,999 $ 62,940  $(136,790)   $ (38,850)
                               ===   ======= ========  =========    =========




   The accompanying notes are an integral part of the consolidated financial statements.

                              BGF INDUSTRIES, INC.
              (a wholly owned subsidiary of Glass Holdings Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (dollars in thousands)

1. Summary of Significant Accounting Policies:

   General: BGF Industries, Inc. is a wholly owned subsidiary of Glass Holdings Corp., which is a wholly owned subsidiary of Porcher Industries, S.A. These consolidated financial statements include the accounts of BGF Industries, Inc. and its wholly owned subsidiary, BGF Overseas, Inc. (collectively "BGF"). All intercompany transactions and balances are eliminated in consolidation. BGF manufactures high-quality glass, aramid and carbon fiber fabrics for use in a variety of electronic, composite, insulation, construction, filtration, and commercial applications. The principal market is the United States.

   Cash and Cash Equivalents: For purpose of the statements of cash flows, BGF considers cash on hand, cash deposited in financial institutions and money market accounts with maturities of less than ninety days at date of purchase to be cash equivalents. These are stated at cost which approximates market value. The book overdrafts in bank accounts consist of outstanding checks which have not been presented to a bank for payment.

   Inventories: Inventories are stated at the lower of cost or market value. Cost is determined using the first-in, first-out (FIFO) method.

   Property, Plant and Equipment: Property, plant and equipment are stated at cost and depreciated over the estimated useful lives of the related assets using the straight-line method. Cost includes expenditures for major improvements and replacements and the net amount of interest cost associated with significant capital additions. Capitalized interest was $206, $32 and $127 in 1996, 1997, and 1998, respectively. Total interest incurred in 1996, 1997 and 1998 was $2,199, $2,339, and $4,455, respectively.

   The estimated useful lives of the assets are as follows:

            Buildings........................ 15-40 years
            Machinery and equipment..........  3-10 years

   The costs of renewals and betterments are capitalized, while repair and maintenance which do not improve or extend useful lives, are charged against income as incurred. At the time that property, plant and equipment is retired or otherwise disposed of, the respective cost and accumulated depreciation are removed from the accounts, and any gain or loss on disposition is recognized.

   In the event that facts and circumstances indicate that the cost of long lived assets may not be recoverable, the estimated future undiscounted cash flows is compared to the asset's carrying value and if less, an impairment loss is recognized in an amount by which the carrying value exceeds its fair value.

   Income Taxes: Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases based on enacted tax laws and statutory rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the legislation is enacted. A valuation allowance against deferred tax assets is required if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

   Intangible Assets: The excess of acquisition cost over assigned value of net assets acquired is being amortized over 40 years, using the straight-line method. Debt issuance costs are being amortized over the terms

                             BGF INDUSTRIES, INC.
              (a wholly owned subsidiary of Glass Holdings Corp.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                            (dollars in thousands)

1. Summary of Significant Accounting Policies--(Continued):

of the respective debt agreements using the interest method. BGF assesses the recoverability of long-lived assets, including goodwill, by determining whether the carrying value of the asset balances over their remaining lives can be recovered through undiscounted future operating cash flows.

   Revenue Recognition: Revenue from product sales and the related cost of goods sold are recognized at the time of shipment.

   Financial Instruments: BGF selectively enters into interest rate protection agreements to mitigate changes in interest rates on its variable rate borrowings. None of these agreements are used for speculative or trading purposes. The fair value of BGF's interest rate swap agreement is the estimated amount BGF would have to pay or receive to terminate the swap agreement as of the reporting date, taking into account current interest rates, and is disclosed in Note 11. The interest rate swaps are accounted for as hedges on the basis that such derivatives reduce the risk of changes in interest rates on BGF's variable rate debt. The interest differentials from these swaps are recorded in interest expense. Rates currently available to BGF for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

   The carrying amounts of BGF's long-term debt approximates fair value.

   Pension Plans and Other Postretirement Benefits: BGF has a contributory defined benefit pension plan covering most employees. Pension expense for the plan is determined using the projected unit credit method. BGF also provides certain retirement health care benefits, the estimated cost for which is accrued within the employees' active service lives. BGF's customary funding policy of these plans is to contribute amounts permitted by the Internal Revenue Code and in conformance with ERISA guidelines.

   Research and Development: BGF expenses research and development costs as incurred. These costs were approximately $1,209, $1,267, and $1,376 for the years ended December 31, 1996, 1997 and 1998, respectively.

   Advertising and Promotion: BGF expenses advertising and promotion costs as incurred and these costs are included as selling, general and administrative expenses. Such amounts were not material for 1996, 1997, and 1998.

   Foreign Currency Transactions: Gains (losses) resulting from foreign currency transactions are included in other expenses, net and amounted to $66, $126, and ($58) in 1996, 1997, and 1998, respectively.

   Use of Estimates: The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Reclassifications: Certain amounts from the prior consolidated financial statements have been reclassified to conform to the current presentation.

                              BGF INDUSTRIES, INC.
              (a wholly owned subsidiary of Glass Holdings Corp.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                             (dollars in thousands)

1. Summary of Significant Accounting Policies--(Continued):

   Recently issued accounting standards: SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" became effective in 1998. Comparative disclosures have been provided in accordance with the provisions of this statement.

   SFAS No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits," became effective in 1998. Comparative disclosures which include prior period information have been provided in accordance with the provisions of this statement.

   On June 15, 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. BGF anticipates that, due to its limited use of derivative instruments, the adoption of SFAS 133 will not have a significant effect on its results of operations or its financial position.

2. Inventories:

   Inventories at December 31 consist of the following:

                                                                  1997    1998
                                                                 ------- -------
   Supplies..................................................... $ 1,573 $ 1,571
   Raw materials................................................   6,205   4,283
   Stock-in-process.............................................  10,043   8,029
   Finished goods...............................................  23,045  28,649
                                                                 ------- -------
                                                                 $40,866 $42,532
                                                                 ======= =======

3. Other Current Assets:

   Other current assets at December 31 consist of the following:

                                                                    1997   1998
                                                                   ------ ------
   Deferred income taxes.......................................... $2,100 $2,664
   Prepaid expenses and other.....................................  1,266  2,596
                                                                   ------ ------
                                                                   $3,366 $5,260
                                                                   ====== ======

                              BGF INDUSTRIES, INC.
              (a wholly owned subsidiary of Glass Holdings Corp.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                             (dollars in thousands)


4. Other Noncurrent Assets:

   Other noncurrent assets at December 31 consist of the following:

                                                              1997    1998
                                                             ------  -------
   Excess of acquisition cost over assigned value of net
    assets acquired (Note 7)................................ $5,809  $ 5,809
   Debt issuance costs......................................     38    4,598
   Other identified intangible assets.......................    --       --
                                                             ------  -------
                                                              5,847   10,407
   Accumulated amortization.................................   (364)    (696)
                                                             ------  -------
                                                              5,483    9,711
   Other....................................................    262      334
                                                             ------  -------
                                                             $5,745  $10,045
                                                             ======  =======

   Amortization of deferred financing charges of $57, $48, and $189 for the years ended December 31, 1996, 1997, and 1998, respectively, have been included in interest expense. In 1996, 1997, and 1998, BGF wrote off $36, $1,090, and $38, respectively of fully amortized noncurrent assets.

5. Accrued Liabilities:

   Accrued liabilities at December 31 consist of the following:

                                                                    1997   1998
                                                                   ------ ------
   Income taxes................................................... $2,337 $  855
   Payroll........................................................    287    117
   Pension and 401(k).............................................  4,788  4,439
   Interest.......................................................     57    553
   Other..........................................................    727    779
                                                                   ------ ------
                                                                   $8,196 $6,743
                                                                   ====== ======

6. Debt:

   Debt at December 31 consists of the following:

                                                                 1997     1998
                                                                ------- --------
   Senior Credit Facility
    Amortizing Term Loan....................................... $   --  $ 50,000
    Revolving Credit Facility..................................     --    36,000
   Senior Subordinated Credit Facility.........................     --    65,000
   Revolving credit loan, paid in 1998.........................  20,000      --
                                                                ------- --------
                                                                 20,000  151,000
   Less current portion........................................     --     1,000
                                                                ------- --------
                                                                $20,000 $150,000
                                                                ======= ========

                              BGF INDUSTRIES, INC.
              (a wholly owned subsidiary of Glass Holdings Corp.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                             (dollars in thousands)


6. Debt--(Continued):

   BGF entered into a credit agreement dated as of September 30, 1998, with a syndicate of lenders and First Union National Bank, as agent. Under this senior credit facility, the lenders have agreed to provide BGF with a total of up to $125.0 million of credit consisting of (i) a five-year revolving credit facility for up to $75.0 million and (ii) a six-year amortizing term loan in the amount of $50.0 million. The revolver contains two sub facilities: a $5.0 million swingline facility for working capital requirements and a $20.0 million letter of credit facility. At December 31, 1998 BGF had $39.0 million of available borrowings under the revolver.

   Under the senior credit facility, BGF may be required to use the proceeds for the following transactions to prepay in part, the term loan and the revolver if it:

  . sells assets in transactions outside the ordinary course of business;

  . issues debt or equity securities; or

  . receives insurance proceeds for casualty losses and does not repair or replace the damaged facilities.

   These prepayments would be applied first to the term loan, and upon payment of the term loan, to permanently pay outstanding loans under the revolver.

   The senior credit facility is collateralized by a first priority lien on substantially all of BGF's real and personal property. The lien also covers (1) 100% of the capital stock of each direct or indirect domestic subsidiary of BGF, (2) 65% of the capital stock of each first tier foreign subsidiary of BGF and (3) certain promissory notes issued by affiliates of BGF. The senior credit facility is also collateralized by a non-recourse pledge by Glass Holdings, the parent of BGF, of capital stock of certain affiliates of BGF.

   The annual interest rate applicable to the revolver and the term loan is a fluctuating rate of interest measured, at BGF's option, by reference to either
(1) LIBOR or (2) the greater of the published prime rate of First Union National Bank or the overnight federal funds rate plus 0.5%, plus, in either case, an additional amount which fluctuates based upon BGF's leverage ratio. This additional amount ranges from 2.00% to 2.75% for LIBOR based borrowings and 0.75% to 1.50% for borrowings with an interest rate based on either of the alternative rates described in clause (2) in the prior sentence.

   The senior credit facility provides for an annual administrative fee to be paid to the agent, an unused commitment fee payable to the lenders and certain other fees payable in connection with letters of credit issued under the revolver.

   The senior credit facility requires BGF to maintain a certain maximum leverage ratio and minimum consolidated net worth, interest coverage and fixed charge coverage ratios. As of December 31, 1998, BGF was in compliance with these covenants.

   On September 30, 1998, BGF also entered into a ten-year senior subordinated credit agreement with First Union Investors, Inc. as agent. Subsequently, other institutions became lenders under this senior subordinated credit facility. The senior subordinated credit facility is an unsecured senior subordinated obligation of BGF. Amounts outstanding under the senior subordinated credit facility accrued interest at variable rates based on either LIBOR or a treasury based rate.

                              BGF INDUSTRIES, INC.
              (a wholly owned subsidiary of Glass Holdings Corp.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                             (dollars in thousands)


6. Debt--(Continued):

As of December 31, 1998, BGF had $65.0 million outstanding under the senior subordinated credit facility. The senior subordinated credit facility was paid in full on January 21, 1999 (Note 14).

   In 1997, BGF, with Glass Holdings and its affiliate, Belmont of America, Inc., entered into a global credit agreement which allowed borrowings by BGF up to $35 million. The $35 million of available borrowings consisted of two separate arrangements as follows:

  . A revolving credit loan up to $25 million due April 2002 with interest due monthly. At December 31, 1997, $20 million of revolving credit loans were outstanding.

  . Working capital commitment loans up to $10 million due April 1998, including up to $5 million of swingline borrowings for use in daily cash management, with interest due monthly. At December 31, 1997, $5 million of working capital commitment loans were outstanding.

   All amounts outstanding under the global credit agreement were repaid in 1998 with the proceeds from the senior credit facility described above.

   The aggregate maturities of long-term debt at December 31, 1998 are as follows:

             1999        $  1,000
             2000           4,750
             2001           7,750
             2002          10,750
             2003          13,750
             Thereafter   113,000
                         --------
                         $151,000
                         ========

7. Income Taxes:

   Income tax expense for the years ended December 31, 1996, 1997 and 1998 consists of the following:

                                                                 1996
                                                      --------------------------
                                                      Current  Deferred  Total
                                                      -------- -------- --------
   Federal........................................... $ 12,819 $   979  $ 13,798
   State.............................................    2,100      98     2,198
                                                      -------- -------  --------
                                                      $ 14,919 $ 1,077  $ 15,996
                                                      ======== =======  ========
                                                                 1997
                                                      --------------------------
                                                      Current  Deferred  Total
                                                      -------- -------- --------
   Federal........................................... $ 10,242 $ 1,340  $ 11,582
   State.............................................    2,039      31     2,070
                                                      -------- -------  --------
                                                      $ 12,281 $ 1,371  $ 13,652
                                                      ======== =======  ========

                              BGF INDUSTRIES, INC.
              (a wholly owned subsidiary of Glass Holdings Corp.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                             (dollars in thousands)


7. Income Taxes--(Continued):

                                                                  1998
                                                        ------------------------
                                                        Current Deferred  Total
                                                        ------- -------- -------
   Federal............................................. $ 7,649 $   933  $ 8,582
   State...............................................   1,178      94    1,272
                                                        ------- -------  -------
                                                        $ 8,827 $ 1,027  $ 9,854
                                                        ======= =======  =======

   A reconciliation of the difference between the federal statutory rate and the effective income tax rate as a percentage of income before taxes is as follows:

                                                               1996  1997  1998
                                                               ----  ----  ----
   Federal statutory tax rate................................. 35.0% 35.0% 35.0%
   State income taxes, net of federal benefit.................  3.4   3.8   3.9
   Other......................................................  1.6  (0.2)  0.2
                                                               ----  ----  ----
                                                               40.0% 38.6% 39.1%
                                                               ====  ====  ====

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996, 1997 and 1998 are presented below:

                                                       1996     1997     1998
                                                      -------  -------  -------
   Deferred tax assets:
     Inventories..................................... $   792  $ 1,157  $ 1,321
     Accounts receivable.............................     186      --       --
     Accrued liabilities.............................     538      530      550
     Reserve for self-insured medical claims.........      96       96       96
     Other...........................................       3      349      537
                                                      -------  -------  -------
       Total gross deferred tax assets...............   1,615    2,132    2,504
                                                      -------  -------  -------
   Deferred tax liabilities:
     Accounts receivable.............................     --       --       (88)
     Depreciation....................................  (4,807)  (5,960)  (6,956)
     Other...........................................    (100)    (835)  (1,150)
                                                      -------  -------  -------
       Total gross deferred tax liabilities..........  (4,907)  (6,795)  (8,194)
                                                      -------  -------  -------
       Net deferred tax liability.................... $(3,292) $(4,663) $(5,690)
                                                      =======  =======  =======

   In May 1996, BGF settled an IRS examination of its federal income tax returns for fiscal years 1988, 1989, and 1990, related primarily to the valuation of certain intangible assets acquired in connection with the purchase of BGF in 1988. BGF also settled an IRS examination of the 1992, 1993, and 1994 tax returns, related primarily to the rollout of the 1988-1990 adjustment. The adjustment associated with these settlements resulted in additional current and deferred tax liabilities resulting in an increase of $4,654 to goodwill (Note
4) in 1996. Interest of $1,698 related to these IRS settlements was recorded in prior years. Further, an additional $1,549 of interest expense was recorded in prior years related to open IRS examinations. This interest expense was reversed in 1996 when the examinations were settled. Such reversal was included in other income in 1996.

                              BGF INDUSTRIES, INC.
              (a wholly owned subsidiary of Glass Holdings Corp.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                             (dollars in thousands)


7. Income Taxes--(Continued):

   BGF is included in the consolidated federal tax return of Glass Holdings. Pursuant to its tax sharing agreement, BGF will be required to make tax sharing payments to Glass Holdings with respect to BGF's pro rata share of consolidated federal income tax liabilities which does not differ significantly from that which would be determined on a stand alone basis.

8. Employee Benefit Plans:

   Defined Contribution Plan: BGF has a 401(k) savings plan for all employees which qualifies under Section 401(k) of the Internal Revenue Code. The 401(k) plan allows participants to contribute up to a fixed percentage of their compensation. Company contributions, if any, are made at the discretion of BGF's Board of Directors. BGF allows participants an election of receiving their profit sharing, when applicable, in cash or as an employer contribution to the 401(k) plan. BGF's contribution to the 401(k) plan and cash payments to participants for 1996 amounted to $2,674 and $1,551, respectively, for 1997 amounted to $2,364 and $1,495, respectively, and for 1998 amounted to $1,743 and $1,061, respectively.

   Defined Benefit Pension Plan: BGF has a defined benefit pension plan covering substantially all of its employees. Participating employees are required to contribute to the pension plan. BGF contributions to the pension plan for 1996, 1997, and 1998 amounted to $546, $183, and $123, respectively.

   A summary of the components of the defined benefit pension plans' net periodic pension cost for the pension plan is as follows:

                                                           1996   1997   1998
                                                           -----  ----  -------
   Service cost-benefits earned during the period......... $ 800  $777  $   934
   Interest cost on projected benefit obligation..........   744   888    1,009
   Expected return on plan assets.........................  (789) (988)  (1,191)
   Net amortization and deferral..........................     7     7        7
                                                           -----  ----  -------
   Net periodic pension expense........................... $ 762  $684  $   759
                                                           =====  ====  =======
   Assumptions used:
   Weighted-average discount rates........................  7.50% 7.00%    6.75%
   Rate of increase in compensation levels................  5.00% 5.00%    5.00%
   Expected long-term rate of return on assets............  8.00% 8.00%    8.00%

                              BGF INDUSTRIES, INC.
              (a wholly owned subsidiary of Glass Holdings Corp.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                             (dollars in thousands)


8. Employee Benefit Plans--(Continued):

   The change in projected benefit obligation, the change in fair value of plan assets and the funded status of BGF's pension plan at December 31 is summarized below:

                                                               1997     1998
                                                              -------  -------
Change in projected benefits obligations:
  Projected benefit obligation at beginning of year.......... $12,350  $14,621
  Service cost...............................................     777      934
  Interest cost..............................................     888    1,009
  Actuarial (gain)/loss......................................     696      703
  Benefits paid..............................................    (846)  (1,454)
  Plan participants' contributions...........................     756      926
                                                              -------  -------
  Projected benefit obligation at end of year................ $14,621  $16,739
                                                              =======  =======
Change in fair value of plan assets:
  Fair value of plan assets at beginning of year............. $12,259  $14,763
  Actual return on plan assets...............................   2,411    1,184
  Employer contributions.....................................     183      123
  Employee contributions.....................................     756      926
  Benefits paid..............................................    (846)  (1,454)
                                                              -------  -------
  Fair value of plan assets at end of year................... $14,763  $15,542
                                                              =======  =======
Funded status................................................ $   142  $(1,197)
Unrecognized prior service cost..............................      68       61
Unrecognized gain............................................    (874)    (164)
                                                              -------  -------
Net amount recognized in accrued liabilities................. $  (664) $(1,300)
                                                              =======  =======

   Postretirement Benefits: In addition to providing pension benefits, BGF provides certain retirement health care benefits to eligible employees. Employees become eligible for these benefits by attaining specified age and service requirements.

   A summary of the components of the other postretirement benefit plan's net periodic cost for the plan is as follows:

                                                               1996  1997  1998
                                                               ----  ----  ----
Other postretirement benefit plans:
  Service cost-benefits earned during the period.............. $ 39  $ 43  $ 54
  Interest cost on projected benefit obligation...............   59    66    74
  Recognized net actuarial (gain) or loss.....................  (11)  (11)   (2)
                                                               ----  ----  ----
  Total postretirement benefit expenses....................... $ 87  $ 98  $126
                                                               ====  ====  ====
Assumptions used:
  Weighted-average discount rates............................. 7.50% 7.00% 6.75%
  Medical Trend Rate.......................................... 5.50% 5.50% 5.25%

                              BGF INDUSTRIES, INC.
              (a wholly owned subsidiary of Glass Holdings Corp.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                             (dollars in thousands)


8. Employee Benefit Plans--(Continued):

   These calculations are based on an assumed medical trend rate which gradually decreases to an ultimate rate of 5.00% in 1999.

   The change in projected benefit obligation, the change in fair value of plan assets and the funded status of BGF's postretirement benefit plan at December 31 is summarized below:

                                                                1997     1998
                                                               -------  -------
Change in projected benefit obligations:
  Projected benefit obligation at beginning of year........... $   925  $ 1,027
  Service cost................................................      43       54
  Interest cost...............................................      66       74
  Plan participant contributions..............................     143      144
  Actuarial (gain)/loss.......................................      31      343
  Benefits paid...............................................    (181)    (184)
                                                               -------  -------
    Projected benefit obligation at end of year............... $ 1,027  $ 1,458
                                                               =======  =======
Change in fair value of plan assets:
  Fair value of plan assets at beginning of year.............. $     0  $     0
  Actual return on plan assets................................       0        0
  Employer contributions......................................      38       40
  Employee contributions......................................     143      144
  Benefits paid...............................................    (181)    (184)
                                                               -------  -------
  Fair value of plan assets at end of year.................... $     0  $     0
                                                               =======  =======
Funded status................................................. $(1,027) $(1,458)
  Unrecognized loss/(gain)....................................    (241)      64
                                                               -------  -------
  Net amounts recognized...................................... $(1,268) $(1,394)
                                                               =======  =======

   Assumed health care trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

                                                                   1997  1998
                                                                   ----  -----
1% increase:
  Effect on total of service and interest cost components......... $ 16  $  19
  Effect on postretirement benefit obligation..................... $102  $ 127
1% decrease:
  Effect on total of service and interest cost components......... $(16) $ (19)
  Effect on postretirement benefit obligation..................... $(88) $(110)

                              BGF INDUSTRIES, INC.
              (a wholly owned subsidiary of Glass Holdings Corp.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                             (dollars in thousands)


9. Concentrations:

   BGF's cash and cash equivalents are placed in major domestic and international banks. Deposits in such banks may exceed federally insured limits.

   Substantially all of BGF's raw materials are purchased from two suppliers. In the event suppliers are unable or unwilling to deliver glass, aramid or carbon yarns, the business, financial condition and results of operations could be materially adversely affected.

   Substantially all of BGF's trade accounts receivable are due from companies in the electronics, composites, insulation, filtration, construction and commercial industries. Management periodically performs credit evaluations of its customers and generally does not require collateral. Credit losses have historically been within management's expectations.

10. Segment Information:

   BGF operates in one business segment that manufactures specialty woven and non-woven fabrics for use in a variety of industrial and commercial applications. BGF's principal market is the United States. Information by geographic area is presented below, with sales based on the location of the customer. BGF does not have any long-lived assets outside the United States.

                                                        1996     1997     1998
                                                      -------- -------- --------
  United States...................................... $174,673 $191,632 $183,080
  Foreign............................................   20,523   26,257   18,674
                                                      -------- -------- --------
                                                      $195,196 $217,889 $201,754
                                                      ======== ======== ========

   The following table summarizes net sales for each market BGF serves for the years ended December 31, 1996, 1997 and 1998:

                                                        1996     1997     1998
                                                      -------- -------- --------
Electronics:
  Lightweight fabrics................................ $ 46,127 $ 57,559 $ 59,358
  Heavyweight fabrics................................   68,969   65,739   41,929
  Composites.........................................   31,172   45,707   52,322
  Filtration.........................................   21,699   22,781   20,227
  Commercial.........................................   11,487   11,009   10,092
  Insulation.........................................   10,279    8,961    8,040
  Construction.......................................    5,463    6,133    9,786
                                                      -------- -------- --------
                                                      $195,196 $217,889 $201,754
                                                      ======== ======== ========

   The following table presents a summary of sales of significant customers as a percentage of BGF's net sales:

                                                               1996  1997  1998
                                                               ----  ----  ----
  Customer A.................................................. 15.6% 12.1%  8.0%
                                                               ====  ====  ====
  Customer B.................................................. 14.2% 14.2% 11.2%
                                                               ====  ====  ====
  Customer C..................................................  5.8%  9.7% 10.5%
                                                               ====  ====  ====

                              BGF INDUSTRIES, INC.
              (a wholly owned subsidiary of Glass Holdings Corp.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                             (dollars in thousands)

   One of its top three customers of 1998 informed BGF that it planned to terminate its heavyweight laminates business. BGF estimates that approximately $13.2 million total sales of heavyweight fiber fabrics to this customer in fiscal 1998 were used to produce rigid printed circuit boards for this customer's heavyweight laminates business.

11. Commitments and Contingencies:

   Financial Instruments: BGF has an interest rate swap transaction which expires September 30, 2004, on an initial notional amount on $50,000 in order to limit its exposure to interest rate fluctuations under the term loan portion of the senior credit facility (Note 6). Under the swap agreement, BGF has secured a fixed LIBOR rate of interest of 5.04% on the notional amount which is correlated in a manner consistent with the amortization of the term loan principal. The fair value of the interest rate swap agreement representing the estimated amount that BGF would receive to terminate the swap agreement was $349 at December 31, 1998; however, BGF has no intention of terminating the swap agreement.

   Leases: BGF leases facilities and equipment. Generally, these leases contain renewal options under cancelable and noncancelable operating leases. Rent expense amounted to $693, $697, and $879 for the years ended December 31, 1996, 1997, and 1998, respectively. Under the terms of noncancelable operating leases, BGF is committed to the following future minimum lease payments at December 31, 1998:

            Fiscal Year
            -----------
            1999.................................... $315
            2000....................................  302
            2001....................................  290
            2002....................................   70
            2003....................................    8
                                                     ----
                                                     $985
                                                     ====

   Guarantees: In 1997, BGF cosigned a debt facility with Glass Holdings guaranteeing the payment and performance of the obligations of Belmont of America and Shanghai Porcher Industries Co., Ltd., affiliates of BGF. The obligations guaranteed by BGF under the debt facility are a $30,000 five year stand-by letter of credit of Shanghai Porcher, and a $5,000 tax-free variable rate demand note for Belmont of America. At December 31, 1997 and 1998, respectively, $20,500 and $28,401 of guaranteed obligations were outstanding on the books of these affiliates.

   Legal and Environmental Matters: From time to time BGF is involved in various legal proceedings and environmental matters arising in the ordinary course of business. Management believes, however, that the ultimate resolution of such matters will not have a material adverse impact on BGF's financial position or results of operations.

                              BGF INDUSTRIES, INC.
              (a wholly owned subsidiary of Glass Holdings Corp.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                             (dollars in thousands)


12. Related Party Transactions:

   Glass Holdings provided loan guarantees to BGF during 1996 and 1997. At December 31, 1996 and 1997, BGF was current on all loan guarantee fees to Glass Holdings.

   Related party balances at December 31, 1996, 1997, and 1998 and transactions for the years ended December 31, 1996, 1997, and 1998 were as follows:

                                                         1996    1997   1998
                                                        ------- ------ -------
Trade accounts receivable from Porcher................. $   162 $   98 $   213
                                                        ======= ====== =======
Trade accounts receivable from other affiliated
 companies............................................. $     1 $  --  $   --
                                                        ======= ====== =======
Reimbursable expenses payable to Porcher............... $    84 $   32 $    37
                                                        ======= ====== =======
Sales to Porcher....................................... $   484 $  329 $ 1,672
                                                        ======= ====== =======
Management fees to subsidiaries of Porcher............. $   388 $  202 $   312
                                                        ======= ====== =======
Management fees included in accounts payable........... $    62 $   56 $   158
                                                        ======= ====== =======
Management fees overpayment refundable by Porcher...... $   265 $  --  $   --
                                                        ======= ====== =======
Management fees to Porcher............................. $   --  $  102 $    12
                                                        ======= ====== =======
Fees to a subsidiary of Glass Holdings................. $ 1,050 $1,000 $   950
                                                        ======= ====== =======
Fees included accounts payable......................... $   112 $   13 $   --
                                                        ======= ====== =======
Due from affiliate in other current assets............. $   --  $   44 $ 1,430
                                                        ======= ====== =======
Purchases from Porcher and affiliated companies........ $ 5,701 $8,081 $ 7,023
                                                        ======= ====== =======
Affiliated purchases included in accounts payable...... $   965 $  749 $ 1,097
                                                        ======= ====== =======
Affiliated purchases included in inventory............. $   974 $1,491 $ 1,824
                                                        ======= ====== =======
Payable to Glass Holdings, for taxes included in
 accrued expenses...................................... $ 1,374 $2,337 $   855
                                                        ======= ====== =======
Non-interest bearing loan payable to Glass Holdings.... $   --  $1,800 $   --
                                                        ======= ====== =======
Payable to Advanced Glassfiber Yarns LLC............... $   --  $  --  $ 2,903
                                                        ======= ====== =======
Receivable from Advanced Glassfiber Yarns LLC.......... $   --  $  --  $   110
                                                        ======= ====== =======
Reimbursable expenses and lease income from Advanced
 Glassfiber Yarns LLC.................................. $   --  $  --  $   340
                                                        ======= ====== =======
Purchases from Advanced Glassfiber Yarns LLC........... $   --  $  --  $11,185
                                                        ======= ====== =======
Management accounting and administrative fee income
 from a subsidiary of Glass Holdings................... $    13 $  360 $   658
                                                        ======= ====== =======
Management, technological support and administrative
 income from a joint venture of Glass Holdings......... $   705 $  349 $    52
                                                        ======= ====== =======
Dividends to Glass Holdings............................ $15,164 $4,913 $   --
                                                        ======= ====== =======
Commissions to Porcher................................. $   307 $  380 $   363
                                                        ======= ====== =======
Service fees from subsidiary of Porcher................ $    17 $   23 $    43
                                                        ======= ====== =======

   In 1998, BGF loaned an officer $365. The loan bears no interest and is payable upon the sale of the officer's former residence.

                              BGF INDUSTRIES, INC.
              (a wholly owned subsidiary of Glass Holdings Corp.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                             (dollars in thousands)


13. Loan to Parent:

   On September 30, 1998, AGY Holdings, an affiliate of BGF, purchased a 51% ownership interest in Advanced Glassfiber Yarns LLC for aggregate consideration of $338.9 million, including post-closing adjustments. In connection with the acquisition, BGF loaned Glass Holdings approximately $138.6 million to provide Glass Holdings a portion of the capital necessary to fund the acquisition. BGF raised the proceeds for this loan by borrowing (1) $88.4 million under the senior credit facility, and (2) $65.0 million under the senior subordinated credit facility (Note 6). The loan from BGF to Glass Holdings is evidenced in part by promissory notes that bear interest at the Cost of Funds Rate for BGF for the calendar year immediately preceding the date on which any interest is due. With respect to any period of determination, the Cost of Funds Rate means a rate per annum equal to the blended interest rate, as reasonably calculated by BGF, applicable to borrowings of BGF during such period in respect of indebtedness incurred by BGF, to fund the loan to Glass Holdings. Accrued interest is due and payable on the first business day of February of each year commencing on February 1, 1999 and on any date on which any principal is due. The promissory notes are payable on October 31, 2008 or such later date as may be agreed to by BGF and Glass Holdings. At December 31, 1998, the loan to Glass Holdings of $136.8 million has been included as a contra equity account in the financial statements. Accrued interest at December 31, 1998 of approximately $3.2 million on this loan has been fully reserved.

14. Subsequent Events:

   On January 21, 1999, BGF issued $100 million of senior subordinated notes ($98 million net of discount) due 2009. Net proceeds of approximately $95.3 million were used to repay outstanding indebtedness of $65.0 million under the senior subordinated credit facility, interest of $0.5 million under the senior subordinated credit facility, and $29.8 million under the revolver. Interest is payable semiannually beginning in July 1999. In addition, debt issuance costs of $1.7 million ($1.0 net of tax) associated with the termination of the senior subordinated credit facility were written off in the first quarter of 1999.

15. Events Subsequent to the Date of the Auditors Report (Unaudited):

   The interim consolidated financial data with respect to March 31, 1998 and 1999 have been prepared without audit; however, in the opinion of management, all adjustments (which included those that are normal and recurring) necessary to present fairly the consolidated financial position at March 31, 1999 and the results of operations and cash flows for the three months ended March 31, 1998 and March 31, 1999, have been made. The results for the three months ended March 31, 1999 are not necessarily indicative of the results of operations for a full year. Interim financial data does not include all the disclosures normally required under generally accepted accounting principles.

       Inventories consist of the following at March 31, 1999:
         Supplies...................................................... $ 1,517
         Raw materials.................................................   2,971
         Stock-in-process..............................................   7,203
         Finished goods................................................  29,597
                                                                        -------
                                                                        $41,288
                                                                        =======

                              BGF INDUSTRIES, INC.
              (a wholly owned subsidiary of Glass Holdings Corp.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                             (dollars in thousands)


       Accrued liabilities consist of the following at March 31, 1999:
         Income taxes.................................................. $  112
         Payroll.......................................................    263
         Pension and 401(k)............................................  2,082
         Interest......................................................  2,779
         Other.........................................................  1,425
                                                                        ------
                                                                        $6,661
                                                                        ======

   In April 1999 management approved a restructuring plan which will result in the reduction of BGF's workforce. Employees affected by the plan were notified in May of 1999. In the second quarter BGF plans to charge results of operations by approximately $770 in severance resulting from this restructuring.

                                  $100,000,000

                              BGF INDUSTRIES, INC.

 Exchange Offer for $100,000,000 of 10 1/4% Senior Subordinated Notes due 2009


                                       , 1999

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

   Under Section 145 of the General Corporation Law of the State of Delaware, a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request in such capacities with another enterprise, against expenses (including attorney's fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. Delaware law provides, however, that such person must have acted in good faith and in a manner he or she reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, Delaware law does not permit indemnification of any action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

   Article V of BGF Industries, Inc.'s bylaws provide, under certain circumstances, for the indemnification of BGF Industries, Inc.'s present or former directors or officers and persons who, at the request of BGF Industries, Inc., are or were serving in a similar capacity for another corporation or entity. These provisions also allow the Board of Directors to purchase and maintain insurance on behalf of BGF Industries, Inc.'s present or former directors, officers or persons who are or were serving at the request of BGF Industries, Inc. as a director or officer of another corporation or entity.

Item 21. Exhibits and Financial Statement Schedules

   (a) The following exhibits are filed as part of this Registration Statement:

 Exhibit No. Description of Exhibit
 ----------- ----------------------
  3.1(1)     Certificate of Incorporation of BGF Industries, Inc., as amended

  3.2(1)     Bylaws of BGF Industries, Inc., as amended

  4.1(1)     Indenture, dated as of January 21, 1999, among BGF Industries,
             Inc. and The Bank of New York, as trustee, relating to $100 million principal amount of 10 1/4% Senior Subordinated Notes due
             2009

  4.2(1) Form of 10 1/4% Series A and Series B Senior Subordinated Notes due 2009 (included in Exhibit 4.1)

  4.3(1) Registration Rights Agreement dated as of January 21, 1999, by and between BGF Industries, Inc. and the Initial Purchaser

  5          Opinion of Alston & Bird LLP regarding legality

 10.1(1) Deferred Compensation Agreement, dated November 13, 1995, by and between BGF Industries, Inc. and Graham A. Pope

 10.2(1) Deferred Compensation Agreement, dated April 1, 1998, by and between BGF Industries, Inc. and Richard L. Cromer

 10.3(1) Deferred Compensation Agreement, dated April 16, 1990, by and between BGF Industries, Inc. and James R. Henderson

 Exhibit No. Description of Exhibit
 ----------- ----------------------

 10.4(1) Deferred Compensation Agreement, dated January 28, 1993, by and between BGF Services, Inc. and Philippe Dorier

 10.5(1) Lease, dated March 20, 1996, between E.R. English, Sr., as lessor, and BGF Industries, Inc., as lessee

 10.6(1)     Purchase Order (Lease), dated November 26, 1996, between K&C
             Brokerage, as lessor, and BGF Industries, Inc., as lessee

 10.7(1) Lease, dated November 1, 1991, by and between H.V. Johns, Jr., as lessor, and BGF Industries, Inc., as lessee

 10.8(1)     Agreement between Contractor and Owner (Warehouse Lease), dated
             February 1, 1998, between Boyd Warehouse/Emmett Williams, as lessor, and BGF Industries, Inc., as lessee

 10.9(1)     Note Purchase Agreement dated January 15, 1999 between BGF
             Industries, Inc. and the Initial Purchaser

 10.10(1)    Senior Credit Agreement dated as of September 30, 1998 among BGF
             Industries, Inc., as Borrower, its Domestic Subsidiaries from time to time party thereto, as Guarantors, the Lenders Parties thereto and First Union National Bank, as Agent

 10.11(1)    Senior Subordinated Credit Agreement dated as of September 30,
             1998 among BGF Industries, Inc., as Borrower, certain subsidiaries from time to time party thereto, as Guarantors, and First Union
             Investors, Inc., as Agent

 10.12(1)    Promissory Note, dated September 30, 1998, from Glass Holdings
             Corp. to BGF Industries, Inc. for the original principal amount of
             $135,043,844.62

 10.13(1)    Promissory Note, dated December 23, 1998, from Glass Holdings
             Corp. to BGF Industries, Inc. for the original principal amount of $ 2,681,000

 12          Statement of Computation of Ratios

 21(1)       Subsidiaries of BGF

 23.1        Consent of PricewaterhouseCoopers LLP

 23.2        Consent of Alston & Bird LLP (included in Exhibit 5)

 24(1)       Powers of Attorney (included on signature page)

 25(1) Statement of Eligibility and Qualification (Form T-1) of The Bank of New York, as Trustee

 27          Financial Data Schedule

 99(1) Form of Letter of Transmittal and related documents to be used in conjunction with the Exchange Offer

--------
(1) Previously filed.

   (b) Financial Statement Schedules--None

Item 22. Undertakings

   (a) The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

    (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (b) Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a Registrant of expenses incurred or paid by a director, officer or controlling person of such Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   (c) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

   (d) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to Registration Statement No. 333-72321 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greensboro, State of North Carolina, on June 17, 1999.

                                          BGF INDUSTRIES, INC.

                                                   /s/ Philippe R. Dorier
                                          By: _________________________________
                                                     Philippe R. Dorier
                                                  Chief Financial Officer

   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to Registration Statement No. 333-72321 has been signed by the following persons in the capacities indicated on June 17, 1999:


              Signature                                       Title
              ---------                                       -----

                  *                                 Chairman of the Board of
______________________________________               Directors, Chief
            Robert Porcher                           Executive Officer and
                                                     Director (Principal
                                                     Executive Officer)

                  *                                 Director
______________________________________
            Graham A. Pope

                  *                                 President
______________________________________
          Richard L. Cromer

        /s/ Philippe R. Dorier                      Chief Financial Officer
______________________________________               (Principal Financial and
          Philippe R. Dorier                         Accounting Officer)

*By: /s/ Philippe R. Dorier
______________________________________
     Philippe R. Dorier (Attorney-in-
fact)

                                 EXHIBIT INDEX

 Exhibit No. Description of Exhibit
 ----------- ----------------------
  3.1(1)     Certificate of Incorporation of BGF Industries, Inc., as amended

  3.2(1)     Bylaws of BGF Industries, Inc., as amended

  4.1(1)     Indenture, dated as of January 21, 1999, among BGF Industries,
             Inc. and The Bank of New York, as trustee, relating to $100 million principal amount of 10 1/4% Senior Subordinated Notes due
             2009

  4.2(1) Form of 10 1/4% Series A and Series B Senior Subordinated Notes due 2009 (included in Exhibit 4.1)

  4.3(1) Registration Rights Agreement dated as of January 21, 1999, by and between BGF Industries, Inc. and the Initial Purchaser

  5          Opinion of Alston & Bird LLP regarding legality

 10.1(1) Deferred Compensation Agreement, dated November 13, 1995, by and between BGF Industries, Inc. and Graham A. Pope

 10.2(1) Deferred Compensation Agreement, dated April 1, 1998, by and between BGF Industries, Inc. and Richard L. Cromer

 10.3(1) Deferred Compensation Agreement, dated April 16, 1990, by and between BGF Industries, Inc. and James R. Henderson
 10.4(1) Deferred Compensation Agreement, dated January 28, 1993, by and between BGF Services, Inc. and Philippe Dorier

 10.5(1) Lease, dated March 20, 1996, between E.R. English, Sr., as lessor, and BGF Industries, Inc., as lessee

 10.6(1)     Purchase Order (Lease), dated November 26, 1996, between K&C
             Brokerage, as lessor, and BGF Industries, Inc., as lessee

 10.7(1) Lease, dated November 1, 1991, by and between H.V. Johns, Jr., as lessor, and BGF Industries, Inc., as lessee

 10.8(1)     Agreement between Contractor and Owner (Warehouse Lease), dated
             February 1, 1998, between Boyd Warehouse/Emmett Williams, as lessor, and BGF Industries, Inc., as lessee

 10.9(1)     Note Purchase Agreement dated January 15, 1999 between BGF
             Industries, Inc. and the Initial Purchaser

 10.10(1)    Senior Credit Agreement dated as of September 30, 1998 among BGF
             Industries, Inc., as Borrower, its Domestic Subsidiaries from time to time party thereto, as Guarantors, the Lenders Parties thereto and First Union National Bank, as Agent

 10.11(1)    Senior Subordinated Credit Agreement dated as of September 30,
             1998 among BGF Industries, Inc., as Borrower, certain subsidiaries from time to time party thereto, as Guarantors, and First Union
             Investors, Inc., as Agent

 10.12(1)    Promissory Note, dated September 30, 1998, from Glass Holdings
             Corp. to BGF Industries, Inc. for the original principal amount of
             $135,043,844.62

 10.13(1)    Promissory Note, dated December 23, 1998, from Glass Holdings
             Corp. to BGF Industries, Inc. for the original principal amount of $ 2,681,000


                                 EXHIBIT INDEX

 Exhibit No. Description of Exhibit
 ----------- ----------------------

 12          Statement of Computation of Ratios

 21(1)       Subsidiaries of BGF

 23.1        Consent of PricewaterhouseCoopers LLP

 23.2        Consent of Alston & Bird LLP (included in Exhibit 5)

 24(1)       Powers of Attorney (included on signature page)

 25(1) Statement of Eligibility and Qualification (Form T-1) of The Bank of New York, as Trustee

 27          Financial Data Schedule

 99(1) Form of Letter of Transmittal and related documents to be used in conjunction with the Exchange Offer

--------
(1) Previously filed.